ANGLO AMERICAN

Corp of South Africa Ltd

03007480

PROCESSED

APR 01 2003

THOMSON FINANCIAL

Company Secretarial

Linda Norris
Company Secretarial Assistant

Direct Fax + 020 7698 8755
Direct Line + 020 7698 8753
e-mail lnorris@angloamerican.co.uk

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

SEC MAIL PROCESSING RECEIVED MAR 10 2003 WASH. D.C. 181 SECTION

SUPPL

27 February, 2003

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Press Release dated 21 January 2003 – Anglo American announces intention to sell stake in Anaconda Nickel.
- Press Release dated 24 January 2003 – Anglo Coal acquires a 70% interest in Girrah coal deposit.
- Press Release dated 6 February 2003 - De Beers Société Anonyme today reported headline earnings for the year ended 31 December 2002 of US$570 million.
- Press Release dated 11 February 2003 - Anglo American plc notification: Anglo Platinum annual results 2002.
- Press Release dated 19 February 2003 - Anglo American plc responds to publication of scorecard.
- Press Release dated 21 February 2003 - Anglo American plc responds to erroneous media report.
- Notification of interests of directors and connected persons dated 21 January 2003; 28 January 2003, 4 February 2003; 11 February 2003; 18 February 2003; 25 February 2003;
- Notification of interests of directors and connected persons dated 07 February 2003;
- Application listing dated 24 February 2003.

Yours faithfully

For and on behalf of Anglo American plc

Linda Norris

Linda Norris
Company Secretarial Assistant

Enc - 5 copies

3/19

Anglo American plc

(the "Company")

Pursuant to the above-named Company's Share Option Schemes options over

- 286,200 Ordinary Shares of US$0.50 each under the Anglo American Corporation of South Africa Limited Executive Share Incentive Scheme;
- 14,796 Ordinary Shares of US$0.50 each under the Anglo American plc Inland Revenue Approved Executive Share Option Scheme; and
- 8,813 Ordinary Shares of US$0.50 each under the Anglo American plc SAYE scheme.

have been exercised. Accordingly, application has been made to The UK Listing Authority for these shares to be admitted to the Official List and to the London Stock Exchange for these shares to be admitted to trading. In addition, applications have been made to the Johannesburg, Botswana and Namibian Stock Exchanges and will be made to the SWX Swiss Exchange for the Shares to be listed. The Shares will rank *pari passu* with the existing issued Ordinary Shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

N Jordan
Company Secretary

24 February 2003

END.

Anglo American plc

(the "Company")

Pursuant to the above-named Company's Share Option Schemes options over

- 286,200 Ordinary Shares of US$0.50 each under the Anglo American Corporation of South Africa Limited Executive Share Incentive Scheme;
- 14,796 Ordinary Shares of US$0.50 each under the Anglo American plc Inland Revenue Approved Executive Share Option Scheme; and
- 8,813 Ordinary Shares of US$0.50 each under the Anglo American plc SAYE scheme.

have been exercised. Accordingly, application has been made to The UK Listing Authority for these shares to be admitted to the Official List and to the London Stock Exchange for these shares to be admitted to trading. In addition, applications have been made to the Johannesburg, Botswana and Namibian Stock Exchanges and will be made to the SWX Swiss Exchange for the Shares to be listed. The Shares will rank *pari passu* with the existing issued Ordinary Shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

N Jordan
Company Secretary

24 February 2003

END.

Anglo American plc
(the "Company")

Pursuant to the above-named Company's Share Option Schemes options over

- 286,200 Ordinary Shares of US$0.50 each under the Anglo American Corporation of South Africa Limited Executive Share Incentive Scheme;
- 14,796 Ordinary Shares of US$0.50 each under the Anglo American plc Inland Revenue Approved Executive Share Option Scheme; and
- 8,813 Ordinary Shares of US$0.50 each under the Anglo American plc SAYE scheme.

have been exercised. Accordingly, application has been made to The UK Listing Authority for these shares to be admitted to the Official List and to the London Stock Exchange for these shares to be admitted to trading. In addition, applications have been made to the Johannesburg, Botswana and Namibian Stock Exchanges and will be made to the SWX Swiss Exchange for the Shares to be listed. The Shares will rank *pari passu* with the existing issued Ordinary Shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

N Jordan
Company Secretary
24 February 2003
END.

Anglo American plc

(the "Company")

Pursuant to the above-named Company's Share Option Schemes options over

- 286,200 Ordinary Shares of US$0.50 each under the Anglo American Corporation of South Africa Limited Executive Share Incentive Scheme;
- 14,796 Ordinary Shares of US$0.50 each under the Anglo American plc Inland Revenue Approved Executive Share Option Scheme; and
- 8,813 Ordinary Shares of US$0.50 each under the Anglo American plc SAYE scheme.

have been exercised. Accordingly, application has been made to The UK Listing Authority for these shares to be admitted to the Official List and to the London Stock Exchange for these shares to be admitted to trading. In addition, applications have been made to the Johannesburg, Botswana and Namibian Stock Exchanges and will be made to the SWX Swiss Exchange for the Shares to be listed. The Shares will rank *pari passu* with the existing issued Ordinary Shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

N Jordan
Company Secretary

24 February 2003

END.

Anglo American plc
(the "Company")

Pursuant to the above-named Company's Share Option Schemes options over

- 286,200 Ordinary Shares of US$0.50 each under the Anglo American Corporation of South Africa Limited Executive Share Incentive Scheme;
- 14,796 Ordinary Shares of US$0.50 each under the Anglo American plc Inland Revenue Approved Executive Share Option Scheme; and
- 8,813 Ordinary Shares of US$0.50 each under the Anglo American plc SAYE scheme.

have been exercised. Accordingly, application has been made to The UK Listing Authority for these shares to be admitted to the Official List and to the London Stock Exchange for these shares to be admitted to trading. In addition, applications have been made to the Johannesburg, Botswana and Namibian Stock Exchanges and will be made to the SWX Swiss Exchange for the Shares to be listed. The Shares will rank *pari passu* with the existing issued Ordinary Shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

N Jordan
Company Secretary

24 February 2003

END.

AVS No: 224538
RNS No 2314 H

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

In terms of the SIP scheme, operated through Halifax plc, employees are able to subscribe for the Company's ordinary shares of US$0.50 each ("ordinary shares") and the Company matches the ordinary shares subscribed on a one-for-one basis ("matching shares").

The matching shares are transferred from the nominee of the Company's Employee Share Scheme Trustees, the Butterfield Trust, to the SIP Trust operated by the Halifax and a total of 20,354 ordinary shares were transferred today. The undermentioned executive directors of the Company, together with some 2,400 employees, are potential beneficiaries and are therefore, deemed to be interested in those ordinary shares.

The total number of ordinary shares acquired by each of these executive directors under the SIP Scheme, subscribed for by them and matched by the Company on 07 February 2003, was as follows:

A J Trahar	28	ordinary shares
A W Lea	28	ordinary shares
W A Nairn	28	ordinary shares

Their total interests in the ordinary shares are now as follows:-

A J Trahar 87,416 ordinary shares (including interests on a conditional basis in 38,554 shares)
A W Lea 58,931 ordinary shares (including interests on a conditional basis in 20,247 shares)
W A Nairn 14,582 ordinary shares (including interests on a conditional basis in 5,771 shares)

N Jordan
Company Secretary
07 February 2003

CC: AWL
NVS
NJ

+ SEC

AVSNO: 224538
RNS No 2314 4

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

In terms of the SIP scheme, operated through Halifax plc, employees are able to subscribe for the Company's ordinary shares of US$0.50 each ("ordinary shares") and the Company matches the ordinary shares subscribed on a one-for-one basis ("matching shares").

The matching shares are transferred from the nominee of the Company's Employee Share Scheme Trustees, the Butterfield Trust, to the SIP Trust operated by the Halifax and a total of 20,354 ordinary shares were transferred today. The undermentioned executive directors of the Company, together with some 2,400 employees, are potential beneficiaries and are therefore, deemed to be interested in those ordinary shares.

The total number of ordinary shares acquired by each of these executive directors under the SIP Scheme, subscribed for by them and matched by the Company on 07 February 2003, was as follows:

A J Trahar	28	ordinary shares
A W Lea	28	ordinary shares
W A Nairn	28	ordinary shares

Their total interests in the ordinary shares are now as follows:-

A J Trahar 87,416 ordinary shares (including interests on a conditional basis in 38,554 shares)
A W Lea 58,931 ordinary shares (including interests on a conditional basis in 20,247 shares)
W A Nairn 14,582 ordinary shares (including interests on a conditional basis in 5,771 shares)

N Jordan
Company Secretary
07 February 2003

CC: AWL
NVS
NJ

+ SEC

AVS No: 224538
RNS No 2314 H

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

In terms of the SIP scheme, operated through Halifax plc, employees are able to subscribe for the Company's ordinary shares of US$0.50 each ("ordinary shares") and the Company matches the ordinary shares subscribed on a one-for-one basis ("matching shares").

The matching shares are transferred from the nominee of the Company's Employee Share Scheme Trustees, the Butterfield Trust, to the SIP Trust operated by the Halifax and a total of 20,354 ordinary shares were transferred today. The undermentioned executive directors of the Company, together with some 2,400 employees, are potential beneficiaries and are therefore, deemed to be interested in those ordinary shares.

The total number of ordinary shares acquired by each of these executive directors under the SIP Scheme, subscribed for by them and matched by the Company on 07 February 2003, was as follows:

A J Trahar	28	ordinary shares
A W Lea	28	ordinary shares
W A Nairn	28	ordinary shares

Their total interests in the ordinary shares are now as follows:-

A J Trahar 87,416 ordinary shares (including interests on a conditional basis in 38,554 shares)
A W Lea 58,931 ordinary shares (including interests on a conditional basis in 20,247 shares)
W A Nairn 14,582 ordinary shares (including interests on a conditional basis in 5,771 shares)

N Jordan
Company Secretary
07 February 2003

CC: AWL
NVS
NJ

+ SEC

AVS No: 224538
RNS No 2314 4

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

In terms of the SIP scheme, operated through Halifax plc, employees are able to subscribe for the Company's ordinary shares of US$0.50 each ("ordinary shares") and the Company matches the ordinary shares subscribed on a one-for-one basis ("matching shares").

The matching shares are transferred from the nominee of the Company's Employee Share Scheme Trustees, the Butterfield Trust, to the SIP Trust operated by the Halifax and a total of 20,354 ordinary shares were transferred today. The undermentioned executive directors of the Company, together with some 2,400 employees, are potential beneficiaries and are therefore, deemed to be interested in those ordinary shares.

The total number of ordinary shares acquired by each of these executive directors under the SIP Scheme, subscribed for by them and matched by the Company on 07 February 2003, was as follows:

A J Trahar	28	ordinary shares
A W Lea	28	ordinary shares
W A Nairn	28	ordinary shares

Their total interests in the ordinary shares are now as follows:-

A J Trahar 87,416 ordinary shares (including interests on a conditional basis in 38,554 shares)
A W Lea 58,931 ordinary shares (including interests on a conditional basis in 20,247 shares)
W A Nairn 14,582 ordinary shares (including interests on a conditional basis in 5,771 shares)

N Jordan
Company Secretary
07 February 2003

CC: AWL
NVS
NJ

+ SEC

AVS No: 224538
RNS No 2314 H

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

In terms of the SIP scheme, operated through Halifax plc, employees are able to subscribe for the Company's ordinary shares of US$0.50 each ("ordinary shares") and the Company matches the ordinary shares subscribed on a one-for-one basis ("matching shares").

The matching shares are transferred from the nominee of the Company's Employee Share Scheme Trustees, the Butterfield Trust, to the SIP Trust operated by the Halifax and a total of 20,354 ordinary shares were transferred today. The undermentioned executive directors of the Company, together with some 2,400 employees, are potential beneficiaries and are therefore, deemed to be interested in those ordinary shares.

The total number of ordinary shares acquired by each of these executive directors under the SIP Scheme, subscribed for by them and matched by the Company on 07 February 2003, was as follows:

A J Trahar	28	ordinary shares
A W Lea	28	ordinary shares
W A Nairn	28	ordinary shares

Their total interests in the ordinary shares are now as follows:-

A J Trahar 87,416 ordinary shares (including interests on a conditional basis in 38,554 shares)
A W Lea 58,931 ordinary shares (including interests on a conditional basis in 20,247 shares)
W A Nairn 14,582 ordinary shares (including interests on a conditional basis in 5,771 shares)

N Jordan
Company Secretary
07 February 2003

CC: AWL
NVS
NJ

+ SEC

AVS No: 170839
RNS No: 43156

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 936 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 21 January 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 21 January 2003 that each of the Directors technically ceased to be interested on that day in 936 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

N Jordan
Company Secretary
21 January 2003

CC: AWL
NVS
NJ ✓

ArS No: 170839
RNS No: 43156

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 936 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 21 January 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 21 January 2003 that each of the Directors technically ceased to be interested on that day in 936 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

N Jordan
Company Secretary
21 January 2003

CC: AWL
NvS
NJ

AVS No: 170839
RNS No: 4315G

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 936 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 21 January 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 21 January 2003 that each of the Directors technically ceased to be interested on that day in 936 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

N Jordan
Company Secretary
21 January 2003

CC: AWL
NVS
NJ

AUS No: 170839
RNS No: 43156

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 936 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 21 January 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 21 January 2003 that each of the Directors technically ceased to be interested on that day in 936 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

N Jordan
Company Secretary
21 January 2003

CC: AWL
NVS
NJ

AVS No: 170839
RNS No: 43156

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 936 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 21 January 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 21 January 2003 that each of the Directors technically ceased to be interested on that day in 936 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

N Jordan
Company Secretary
21 January 2003

CC: AWL
NVS
NJ

AVS No: 170839
RNS No: 43156

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 936 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 21 January 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 21 January 2003 that each of the Directors technically ceased to be interested on that day in 936 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

N Jordan
Company Secretary
21 January 2003

CC: AWL
NVS
NJ

AVS No: 805833
RNS No 72766

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 2,746 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 28 January 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 28 January 2003 that each of the Directors technically ceased to be interested on that day in 2,746 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

N Jordan
Company Secretary
28 January 2003

CC: AWL
NJS
NJ

+ 5 SEC.

AVS No: 805833
RNS No 72766

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 2,746 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 28 January 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 28 January 2003 that each of the Directors technically ceased to be interested on that day in 2,746 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

N Jordan
Company Secretary
28 January 2003

CC: AWL
NJS
NJ
+ 5 SEC.

AVS No: 805833
RNS No 7276G

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 2,746 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 28 January 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 28 January 2003 that each of the Directors technically ceased to be interested on that day in 2,746 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

N Jordan
Company Secretary
28 January 2003

CC: AWL
NJS
NJ
+ S SEC.

AVS No: 805833
RNS No 72766

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 2,746 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 28 January 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 28 January 2003 that each of the Directors technically ceased to be interested on that day in 2,746 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

N Jordan
Company Secretary
28 January 2003

CC: AWL
NJS
NJ

+ 5 SEC.

AVS No: 805833
RNS No 72766

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 2,746 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 28 January 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 28 January 2003 that each of the Directors technically ceased to be interested on that day in 2,746 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

N Jordan
Company Secretary
28 January 2003

CC: AWL
NJS
NJ

+ 5 SEC.

AVS No: 805833
RNS No 72766

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 2,746 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 28 January 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 28 January 2003 that each of the Directors technically ceased to be interested on that day in 2,746 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

N Jordan
Company Secretary
28 January 2003

CC: AWL
NJS
NJ
+5 SEC.

AVS: 810692
RNS: 0186H

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 1,332 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 4 February 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 4 February 2003 that each of the Directors technically ceased to be interested on that day in 1,332 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

N Jordan
Company Secretary
4 February 2003

CC: AWL
NVS
NJ
+ SEC (5).

AVS: 810692
RNS: 0186H

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 1,332 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 4 February 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 4 February 2003 that each of the Directors technically ceased to be interested on that day in 1,332 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

N Jordan
Company Secretary
4 February 2003

CC: AWL
NvS
NJ
+ SEC (5).

AVS: 810692
RNS: 0186H

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 1,332 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 4 February 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 4 February 2003 that each of the Directors technically ceased to be interested on that day in 1,332 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

N Jordan
Company Secretary
4 February 2003

CC: AWL
NvS
NJ
+ SEC (5).

AVS: 810692
RNS: 0186H

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 1,332 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 4 February 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 4 February 2003 that each of the Directors technically ceased to be interested on that day in 1,332 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

N Jordan
Company Secretary
4 February 2003

CC: AWL
NvS
NJ
+ SEC (5).

AVS: 810692
RNS: 0186H

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 1,332 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 4 February 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 4 February 2003 that each of the Directors technically ceased to be interested on that day in 1,332 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

N Jordan
Company Secretary
4 February 2003

CC: AWL
NVS
NJ
+ SEC (5).

AVS: 626316
RNS: 3445H

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 1,919 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 11 February 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 11 February 2003 that each of the Directors technically ceased to be interested on that day in 1,919 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

N Jordan
Company Secretary
11 February 2003

CC: AWL
NUS
NJ

\+ SEC (5)

AVS: 626316
RNS: 3445H

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 1,919 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 11 February 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 11 February 2003 that each of the Directors technically ceased to be interested on that day in 1,919 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

N Jordan
Company Secretary
11 February 2003

CC: AWL
NWS
NJ

+ SEC (5)

AVS: 626316.
RNS: 3445H

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 1,919 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 11 February 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 11 February 2003 that each of the Directors technically ceased to be interested on that day in 1,919 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

N Jordan
Company Secretary
11 February 2003

CC: AWL
NUS
NJ

+ SEC (5)

AVS: 626316.
RNS: 3445H

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 1,919 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 11 February 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 11 February 2003 that each of the Directors technically ceased to be interested on that day in 1,919 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

N Jordan
Company Secretary
11 February 2003

CC: AWL
NUS
NJ

\+ SEC (5)

AVS: 626316
RNS: 3445H

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 1,919 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 11 February 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 11 February 2003 that each of the Directors technically ceased to be interested on that day in 1,919 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

N Jordan
Company Secretary
11 February 2003

CC: AWL
NUS
NJ
\+ SEC (5)

ARS: 568029
RNS: 6352H

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 1,880 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 18 February 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 18 February 2003 that each of the Directors technically ceased to be interested on that day in 1,880 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

N Jordan
Company Secretary
18 February 2003

cc: AWL
NJS
NJ
+ SEC (5).

ARS: 568029
RNS: 6352H

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 1,880 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 18 February 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 18 February 2003 that each of the Directors technically ceased to be interested on that day in 1,880 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

N Jordan
Company Secretary
18 February 2003

cc: AWL
NJS
NJ
+ SEC (5).

ARS: 568029
RNS: 6352H

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 1,880 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 18 February 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 18 February 2003 that each of the Directors technically ceased to be interested on that day in 1,880 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

N Jordan
Company Secretary
18 February 2003

cc: AWL
NJS
NJ
+ SEC (5).

ARS: 568029
RNS: 6352H

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 1,880 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 18 February 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 18 February 2003 that each of the Directors technically ceased to be interested on that day in 1,880 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

N Jordan
Company Secretary
18 February 2003

cc: AWL
NJS
NJ
+ Sec (5).

ARS: 568029
RNS: 6352H

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 1,880 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 18 February 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 18 February 2003 that each of the Directors technically ceased to be interested on that day in 1,880 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

N Jordan
Company Secretary
18 February 2003

cc: AWL
NJS
NJ
\+ SEC (5).

AVS: 472742
RNS 9299H

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 2,552 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 25 February 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 25 February 2003 that each of the Directors technically ceased to be interested on that day in 2,552 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

N Jordan
Company Secretary
25 February 2003

CC: AWL
NVS
NJ
+ SEC (5).

AvS: 472742
RNS 9299H

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 2,552 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 25 February 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 25 February 2003 that each of the Directors technically ceased to be interested on that day in 2,552 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

N Jordan
Company Secretary
25 February 2003

CC: AWL
NvS
NJ
+ SEC (5).

AVS: 472742
RNS 9299H

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 2,552 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 25 February 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 25 February 2003 that each of the Directors technically ceased to be interested on that day in 2,552 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

N Jordan
Company Secretary
25 February 2003

CC: AWL
NUS
NJ
+ SEC (5).

AVS: 472742
RNS 9299H

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 2,552 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 25 February 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 25 February 2003 that each of the Directors technically ceased to be interested on that day in 2,552 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

N Jordan
Company Secretary
25 February 2003

CC: AWL
NvS
NJ
+ SEC (5).

AVS: 472742
RNS 9299H

Anglo American plc

Anglo American Save As You Earn ("SAYE") Scheme - Qualifying Employee Share Ownership Trust ("QUEST")

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

1. Following the allotment of 2,552 ordinary shares of US$0.50 each in the Company to the QUEST, the following directors technically became interested on 25 February 2003 in the said shares by virtue of them, together with some 7,300 other employees, being potential beneficiaries under the QUEST.

   A W Lea
   W A Nairn
   A J Trahar

2. The Company became aware on 25 February 2003 that each of the Directors technically ceased to be interested on that day in 2,552 ordinary shares of US$0.50 each in the Company by virtue of the QUEST transferring such shares to employees or previous employees of the Company, excluding the abovementioned directors, in terms of the SAYE Scheme.

N Jordan
Company Secretary
25 February 2003

CC: AWL
NWS
NJ
+ SEC (5).

ANGLO AMERICAN

News Release

21 February 2003

Anglo American plc ("Anglo American") responds to erroneous media report

Anglo American wishes to correct an erroneous media report today relating to a purported loan to the Zimbabwe government. The transaction outlined below was a purely commercial currency transaction and in no way constituted a loan to the Zimbabwe government or any other entity.

Anglo American Corporation Services Ltd, a subsidiary of Anglo American, acting on behalf of a consortium of exporters (Mimosa Platinum Mines, Makwiro Platinum Mines, ZIMASCO, Cotton Company of Zimbabwe, Ariston Holdings, Bindura Nickel Corporation and Zimbabwe Alloys), entered into a US$35 million currency swap in which the consortium received Zimbabwe dollars in exchange for US dollars generated by export activity.

Exporters have been urgently seeking permission from the Zimbabwean authorities to exchange export earnings at a more commercially viable rate than the official exchange rate and as soon as permission had been received effected the transaction in order to generate funds needed domestically to maintain existing operations and the jobs supported by them.

Currency swaps have been common business transactions in Zimbabwe for the past two and a half years in which fair value is exchanged by the parties involved.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

ANGLO AMERICAN

News Release

21 February 2003

Anglo American plc ("Anglo American") responds to erroneous media report

Anglo American wishes to correct an erroneous media report today relating to a purported loan to the Zimbabwe government. The transaction outlined below was a purely commercial currency transaction and in no way constituted a loan to the Zimbabwe government or any other entity.

Anglo American Corporation Services Ltd, a subsidiary of Anglo American, acting on behalf of a consortium of exporters (Mimosa Platinum Mines, Makwiro Platinum Mines, ZIMASCO, Cotton Company of Zimbabwe, Ariston Holdings, Bindura Nickel Corporation and Zimbabwe Alloys), entered into a US$35 million currency swap in which the consortium received Zimbabwe dollars in exchange for US dollars generated by export activity.

Exporters have been urgently seeking permission from the Zimbabwean authorities to exchange export earnings at a more commercially viable rate than the official exchange rate and as soon as permission had been received effected the transaction in order to generate funds needed domestically to maintain existing operations and the jobs supported by them.

Currency swaps have been common business transactions in Zimbabwe for the past two and a half years in which fair value is exchanged by the parties involved.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

ANGLO AMERICAN

News Release

21 February 2003

Anglo American plc ("Anglo American") responds to erroneous media report

Anglo American wishes to correct an erroneous media report today relating to a purported loan to the Zimbabwe government. The transaction outlined below was a purely commercial currency transaction and in no way constituted a loan to the Zimbabwe government or any other entity.

Anglo American Corporation Services Ltd, a subsidiary of Anglo American, acting on behalf of a consortium of exporters (Mimosa Platinum Mines, Makwiro Platinum Mines, ZIMASCO, Cotton Company of Zimbabwe, Ariston Holdings, Bindura Nickel Corporation and Zimbabwe Alloys), entered into a US$35 million currency swap in which the consortium received Zimbabwe dollars in exchange for US dollars generated by export activity.

Exporters have been urgently seeking permission from the Zimbabwean authorities to exchange export earnings at a more commercially viable rate than the official exchange rate and as soon as permission had been received effected the transaction in order to generate funds needed domestically to maintain existing operations and the jobs supported by them.

Currency swaps have been common business transactions in Zimbabwe for the past two and a half years in which fair value is exchanged by the parties involved.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

ANGLO AMERICAN

News Release

21 February 2003

Anglo American plc ("Anglo American") responds to erroneous media report

Anglo American wishes to correct an erroneous media report today relating to a purported loan to the Zimbabwe government. The transaction outlined below was a purely commercial currency transaction and in no way constituted a loan to the Zimbabwe government or any other entity.

Anglo American Corporation Services Ltd, a subsidiary of Anglo American, acting on behalf of a consortium of exporters (Mimosa Platinum Mines, Makwiro Platinum Mines, ZIMASCO, Cotton Company of Zimbabwe, Ariston Holdings, Bindura Nickel Corporation and Zimbabwe Alloys), entered into a US$35 million currency swap in which the consortium received Zimbabwe dollars in exchange for US dollars generated by export activity.

Exporters have been urgently seeking permission from the Zimbabwean authorities to exchange export earnings at a more commercially viable rate than the official exchange rate and as soon as permission had been received effected the transaction in order to generate funds needed domestically to maintain existing operations and the jobs supported by them.

Currency swaps have been common business transactions in Zimbabwe for the past two and a half years in which fair value is exchanged by the parties involved.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

ANGLO AMERICAN

News Release

21 February 2003

Anglo American plc ("Anglo American") responds to erroneous media report

Anglo American wishes to correct an erroneous media report today relating to a purported loan to the Zimbabwe government. The transaction outlined below was a purely commercial currency transaction and in no way constituted a loan to the Zimbabwe government or any other entity.

Anglo American Corporation Services Ltd, a subsidiary of Anglo American, acting on behalf of a consortium of exporters (Mimosa Platinum Mines, Makwiro Platinum Mines, ZIMASCO, Cotton Company of Zimbabwe, Ariston Holdings, Bindura Nickel Corporation and Zimbabwe Alloys), entered into a US$35 million currency swap in which the consortium received Zimbabwe dollars in exchange for US dollars generated by export activity.

Exporters have been urgently seeking permission from the Zimbabwean authorities to exchange export earnings at a more commercially viable rate than the official exchange rate and as soon as permission had been received effected the transaction in order to generate funds needed domestically to maintain existing operations and the jobs supported by them.

Currency swaps have been common business transactions in Zimbabwe for the past two and a half years in which fair value is exchanged by the parties involved.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

ANGLO AMERICAN

News Release

6 February 2003

De Beers Société Anonyme today reported headline earnings for the year ended 31 December 2002 of US$570 million.

Anglo American plc ("AA plc") arrives at its headline earnings in respect of De Beers by accounting for its equity interest and the 10% preference shares which it holds in DB Investments ("DBI").

AA plc will therefore report headline earnings of US$324 million for the year ended 31 December 2002 from its investment in DBI, as reconciled in the table below:

Reconciliation of headline earnings			
US$ million	***Total***	**Equity**	**Non-equity (pref. shares)** [1]
• DBI headline earnings - IAS (100%)	570	-	-
• GAAP adjustments (IAS 39)	23	-	-
• DBI headline earnings - UK GAAP (100%)	593	486	107
• AA plc's 45% equity interest	219	219	-
• Additional 3.65% equity interest [2]	18	18	-
• AA plc's portion of the preference shares [1]	87	-	87
• AA plc headline earnings	324	237	87

[1] AA plc grosses up its preference share income to the operating profit level and accounts for its (non-equity) share of operating profit, exceptional items, investment income and net interest, tax and minorities, in the same way as it accounts for its equity share of these balances. This treatment is in accordance with FRS9, paragraph 33, which indicates that where preference shares are an integral part of the investor's long-term interest, it is appropriate to include the non-equity interest with equity in determining the investor's overall share of an associate's results. The headline earnings attributable to AA plc's US$70 million preference share income are arrived at by adjusting for a proportion of exceptional items (-US$7 million) and goodwill amortisation (+US$24 million) in the same way as the equity share is calculated.

[2] As a result of the De Beers' partial interest in Debswana Diamond Company (Proprietary) Limited (one of the shareholders in DBI), AA plc accounts for an additional 3.65% of DBI's post-tax equity earnings.

The above figures are unaudited.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

DE BEERS

A DIAMOND IS FOREVER

De Beers Société Anonyme
(Incorporated under the laws of Luxembourg)

Thursday 6 February 2003

RESULTS

FOR THE YEAR ENDED 31 DECEMBER 2002

By the end of 2001 following a better than expected Christmas season, inventory of polished diamonds held by the retail trade had been significantly reduced and stocks of rough in the cutting centres were also low. During the first half of 2002, the retail sector reversed the trend of the previous year by replenishing polished inventory in anticipation of growth in consumer demand.

However, despite a promising first half, consumer confidence began to erode in the second half of the year, especially in the US, due to fears of deflation, rising unemployment, sharply declining stock markets and the prospect of a war in the Middle East. Nevertheless, global retail sales of diamond jewellery for the year as a whole held up reasonably well and preliminary indications are that they were about 3 per cent higher than the previous year. Encouragingly, reports from the trade suggest that over the all important Thanksgiving and Christmas season in the US, jewellery sales outperformed general retail sales and that diamond jewellery outperformed the jewellery category, no doubt in part due to a marked increase in quality advertising spend by the diamond trade, the development of multiple brands and innovative marketing programmes. Elsewhere, good growth was reported from the Middle East, India, China and the UK, but Continental Europe was disappointingly flat. Japan continued to decline.

Throughout the year, demand for rough diamonds was strong as the cutting centres responded to the increased demand for polished diamonds from the retail trade, in addition to which the cutting centres, encouraged by low interest rates, were prepared to finance higher levels of stock. These two factors, combined with the further advantage available to the clients of the DTC, the marketing arm of De Beers, of being offered consistent assortments of rough diamonds at competitive prices, enabled the DTC sales to reach US$5.15 billion, 15.7 per cent more than in 2001. This was reflected in De Beers' results for the year. Headline earnings at US$570 million were 12 per cent ahead of 2001 on a like for like basis (after stripping out the impact of De Beers' investment in Anglo American plc). Diamond stocks were reduced by nearly US$1 billion during the year which was the main contributor to the exceptionally strong operating cash flow of US$1.6 billion generated over the period. This enabled De Beers to reduce the amount outstanding on its Senior Debt by US$1,065 million by way of the scheduled March 2002 repayment of US$355 million and a voluntary prepayment of US$710 million in December 2002.

2003 is likely to prove a challenging year for the diamond industry in view of continued geopolitical concerns and greater economic uncertainty. The DTC's sales prospects will depend on the timing and scale of global economic growth, a recovery in consumer confidence and the level of stocks that the trade pipeline will be comfortable to hold.

Following a detailed and constructive dialogue with the European Commission on its Supplier of Choice strategy, De Beers has received clearance from the Commission to proceed with its implementation. The formal launch of the legal framework of Supplier of Choice is planned for the middle of the year.

The European Commission has recently taken the procedural step in formally communicating to the parties a number of its concerns relating to the five year trade agreement between De Beers and the Russian diamond producer, Alrosa, which they notified to the Commission for clearance in March 2001. Both parties are committed to continuing to engage with the Commission to address the concerns it has raised.

The Board of directors of De Beers sa has proposed to the shareholders that Dr Mark Berry and Mr Gareth Penny be appointed as directors at the forthcoming Annual General Meeting due to take place in April 2003.

De Beers announces results for the year as follows:

De Beers Société Anonyme

Consolidated Income Statement
for the year ended 31 December 2002

(Abridged)

	US Dollar millions	
	12 months to 31 December 2002	Pro forma 12 months to 31 December 2001
Diamond sales		
-DTC	**5 154**	4 454
-Other	**380**	413
Trade investment and other income	**592**	639
	6 126	5 506
Deduct:		
Cost of sales	**4 444**	3 839
Depreciation and amortisation (Note 2)	**250**	198
Sorting and marketing	**398**	453
Exploration and research	**126**	130
Corporate expenses (Note 3)	**42**	39
Net diamond account	**866**	847
Add:		
Investment income		8
Surplus on realisation of fixed assets and investments		94
	866	949
Deduct:		
Net interest paid	**144**	65
Costs related to reorganisation and restructuring	**44**	110
Net income before taxation and income from AAplc	**678**	774
Taxation	**271**	280
Net income after taxation but before income from AAplc	**407**	494
Attributable to outside shareholders in subsidiaries	**14**	8
Own earnings before income from AAplc	**393**	486
Share of retained income of joint ventures	**41**	6
Total net earnings before income from AAplc	**434**	492
Income from AAplc		
- dividends		156
- share of retained income		128
Total net earnings	**434**	776
Headline earnings		
Total net earnings before income from AA plc	**434**	492
Adjusted for:		
Amortisation of intangible fixed assets	**163**	108
After tax surplus on realisation of fixed assets less costs related to restructuring and provisions	**(27)**	(26)
Exceptional and non-trading items of joint ventures		(65)
Headline earnings before income from AA plc	**570**	509
Income from AA plc		328
Headline earnings	**570**	837
Cash available from operating activities	**1 611**	638

De Beers Société Anonyme (DBsa) (formerly DB Investments) acquired 100% ownership of De Beers Consolidated Mines Limited (DBCM) and De Beers Centenary AG (DBCAG) on 8 June 2001. Accordingly, the comparative results for De Beers shown above have been prepared on a pro forma basis to include the results of DBCM and DBCAG for the full twelve months ended 31 December2001.

De Beers Société Anonyme

Consolidated Balance Sheet
31 December 2002

(Abridged)

	US Dollar millions	
	31 December 2002	31 December 2001
Shareholders' interests	**4 023**	3 578
Outside shareholders' interests	**96**	83
	4 119	3 661
Net interest bearing debt (Note 4)	**1 716**	3 152
Other liabilities	**958**	984
	6 793	7 797
Fixed assets	**4 405**	4 340
Investments and loans	**33**	42
Diamond stocks and other assets	**2 355**	3 415
	6 793	7 797

Notes and Comments

1. The pro forma results of the prior period have been presented so as to highlight the impact of income from Anglo American plc (AAplc) included therein.

2. Amortisation in respect of the goodwill arising on the acquisition of DBCM and DBCAG by DBsa amounting to $144 million has been expensed in the current year (2001 : $83 million).

3. The implementation of the Group's strategic plan has resulted in a business focus entirely on diamond mining and trading activities. Accordingly recurring corporate expenses have been charged to the diamond account - comparatives have been restated to reflect this change.

4. Cash has been offset against interest bearing debt.

   The first repayment of $355 million on the $3 550 million Senior Debt facility was made on 29 March 2002 and a voluntary prepayment of $710 million was made on 9 December 2002 which reduced the debt to $2 485 million. The $1 billion revolving facility was not utilised during the period under review.

Contacts:

De Beers London:
Lynette Hori +44 20 7430 3509/+44 7740 393260

De Beers South Africa
Brian Roodt +27 11 374 6582
Pride Mogorosi +27 11 374 7155

Visit the official De Beers group website for more in formation on the Company and where you can view and download a selection of images - **www.debeersgroup.com**. As an additional resource for images, please visit www.newscast online.com.

ANGLO AMERICAN

News Release

6 February 2003

De Beers Société Anonyme today reported headline earnings for the year ended 31 December 2002 of US$570 million.

Anglo American plc ("AA plc") arrives at its headline earnings in respect of De Beers by accounting for its equity interest and the 10% preference shares which it holds in DB Investments ("DBI").

AA plc will therefore report headline earnings of US$324 million for the year ended 31 December 2002 from its investment in DBI, as reconciled in the table below:

Reconciliation of headline earnings			
US$ million	**Total**	**Equity**	**Non-equity (pref. shares) [1]**
• DBI headline earnings - IAS (100%)	570	-	-
• GAAP adjustments (IAS 39)	23	-	-
• DBI headline earnings - UK GAAP (100%)	593	486	107
• AA plc's 45% equity interest	219	219	-
• Additional 3.65% equity interest [2]	18	18	-
• AA plc's portion of the preference shares [1]	87	-	87
• AA plc headline earnings	324	237	87

[1] AA plc grosses up its preference share income to the operating profit level and accounts for its (non-equity) share of operating profit, exceptional items, investment income and net interest, tax and minorities, in the same way as it accounts for its equity share of these balances. This treatment is in accordance with FRS9, paragraph 33, which indicates that where preference shares are an integral part of the investor's long-term interest, it is appropriate to include the non-equity interest with equity in determining the investor's overall share of an associate's results. The headline earnings attributable to AA plc's US$70 million preference share income are arrived at by adjusting for a proportion of exceptional items (-US$7 million) and goodwill amortisation (+US$24 million) in the same way as the equity share is calculated.

[2] As a result of the De Beers' partial interest in Debswana Diamond Company (Proprietary) Limited (one of the shareholders in DBI), AA plc accounts for an additional 3.65% of DBI's post-tax equity earnings.

The above figures are unaudited.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

DE BEERS

A DIAMOND IS FOREVER

De Beers Société Anonyme

(Incorporated under the laws of Luxembourg)

Thursday 6 February 2003

RESULTS

FOR THE YEAR ENDED 31 DECEMBER 2002

By the end of 2001 following a better than expected Christmas season, inventory of polished diamonds held by the retail trade had been significantly reduced and stocks of rough in the cutting centres were also low. During the first half of 2002, the retail sector reversed the trend of the previous year by replenishing polished inventory in anticipation of growth in consumer demand.

However, despite a promising first half, consumer confidence began to erode in the second half of the year, especially in the US, due to fears of deflation, rising unemployment, sharply declining stock markets and the prospect of a war in the Middle East. Nevertheless, global retail sales of diamond jewellery for the year as a whole held up reasonably well and preliminary indications are that they were about 3 per cent higher than the previous year. Encouragingly, reports from the trade suggest that over the all important Thanksgiving and Christmas season in the US, jewellery sales outperformed general retail sales and that diamond jewellery outperformed the jewellery category, no doubt in part due to a marked increase in quality advertising spend by the diamond trade, the development of multiple brands and innovative marketing programmes. Elsewhere, good growth was reported from the Middle East, India, China and the UK, but Continental Europe was disappointingly flat. Japan continued to decline.

Throughout the year, demand for rough diamonds was strong as the cutting centres responded to the increased demand for polished diamonds from the retail trade, in addition to which the cutting centres, encouraged by low interest rates, were prepared to finance higher levels of stock. These two factors, combined with the further advantage available to the clients of the DTC, the marketing arm of De Beers, of being offered consistent assortments of rough diamonds at competitive prices, enabled the DTC sales to reach US$5.15 billion, 15.7 per cent more than in 2001. This was reflected in De Beers' results for the year. Headline earnings at US$570 million were 12 per cent ahead of 2001 on a like for like basis (after stripping out the impact of De Beers' investment in Anglo American plc). Diamond stocks were reduced by nearly US$1 billion during the year which was the main contributor to the exceptionally strong operating cash flow of US$1.6 billion generated over the period. This enabled De Beers to reduce the amount outstanding on its Senior Debt by US$1,065 million by way of the scheduled March 2002 repayment of US$355 million and a voluntary prepayment of US$710 million in December 2002.

2003 is likely to prove a challenging year for the diamond industry in view of continued geopolitical concerns and greater economic uncertainty. The DTC's sales prospects will depend on the timing and scale of global economic growth, a recovery in consumer confidence and the level of stocks that the trade pipeline will be comfortable to hold.

Following a detailed and constructive dialogue with the European Commission on its Supplier of Choice strategy, De Beers has received clearance from the Commission to proceed with its implementation. The formal launch of the legal framework of Supplier of Choice is planned for the middle of the year.

The European Commission has recently taken the procedural step in formally communicating to the parties a number of its concerns relating to the five year trade agreement between De Beers and the Russian diamond producer, Alrosa, which they notified to the Commission for clearance in March 2001. Both parties are committed to continuing to engage with the Commission to address the concerns it has raised.

The Board of directors of De Beers sa has proposed to the shareholders that Dr Mark Berry and Mr Gareth Penny be appointed as directors at the forthcoming Annual General Meeting due to take place in April 2003.

De Beers announces results for the year as follows:

De Beers Société Anonyme

Consolidated Income Statement
for the year ended 31 December 2002

(Abridged)

	US Dollar millions	
	12 months to 31 December 2002	Pro forma 12 months to 31 December 2001
Diamond sales		
-DTC	**5 154**	4 454
-Other	**380**	413
Trade investment and other income	**592**	639
	6 126	5 506
Deduct:		
Cost of sales	**4 444**	3 839
Depreciation and amortisation (Note 2)	**250**	198
Sorting and marketing	**398**	453
Exploration and research	**126**	130
Corporate expenses (Note 3)	**42**	39
Net diamond account	**866**	847
Add:		
Investment income		8
Surplus on realisation of fixed assets and investments		94
	866	949
Deduct:		
Net interest paid	**144**	65
Costs related to reorganisation and restructuring	**44**	110
Net income before taxation and income from AAplc	**678**	774
Taxation	**271**	280
Net income after taxation but before income from AAplc	**407**	494
Attributable to outside shareholders in subsidiaries	**14**	8
Own earnings before income from AAplc	**393**	486
Share of retained income of joint ventures	**41**	6
Total net earnings before income from AAplc	**434**	492
Income from AAplc		
- dividends		156
- share of retained income		128
Total net earnings	**434**	776
Headline earnings		
Total net earnings before income from AA plc	**434**	492
Adjusted for:		
Amortisation of intangible fixed assets	**163**	108
After tax surplus on realisation of fixed assets less costs related to restructuring and provisions	**(27)**	(26)
Exceptional and non-trading items of joint ventures		(65)
Headline earnings before income from AA plc	**570**	509
Income from AA plc		328
Headline earnings	**570**	837
Cash available from operating activities	**1 611**	638

De Beers Société Anonyme (DBsa) (formerly DB Investments) acquired 100% ownership of De Beers Consolidated Mines Limited (DBCM) and De Beers Centenary AG (DBCAG) on 8 June 2001. Accordingly, the comparative results for De Beers shown above have been prepared on a pro forma basis to include the results of DBCM and DBCAG for the full twelve months ended 31 December2001.

De Beers Société Anonyme

Consolidated Balance Sheet
31 December 2002

(Abridged)

	US Dollar millions	
	31 December 2002	31 December 2001
Shareholders' interests	**4 023**	3 578
Outside shareholders' interests	**96**	83
	4 119	3 661
Net interest bearing debt (Note 4)	**1 716**	3 152
Other liabilities	**958**	984
	6 793	7 797
Fixed assets	**4 405**	4 340
Investments and loans	**33**	42
Diamond stocks and other assets	**2 355**	3 415
	6 793	7 797

Notes and Comments

1. The pro forma results of the prior period have been presented so as to highlight the impact of income from Anglo American plc (AAplc) included therein.

2. Amortisation in respect of the goodwill arising on the acquisition of DBCM and DBCAG by DBsa amounting to $144 million has been expensed in the current year (2001 : $83 million).

3. The implementation of the Group's strategic plan has resulted in a business focus entirely on diamond mining and trading activities. Accordingly recurring corporate expenses have been charged to the diamond account - comparatives have been restated to reflect this change.

4. Cash has been offset against interest bearing debt.

   The first repayment of $355 million on the $3 550 million Senior Debt facility was made on 29 March 2002 and a voluntary prepayment of $710 million was made on 9 December 2002 which reduced the debt to $2 485 million. The $1 billion revolving facility was not utilised during the period under review.

Contacts:

De Beers London:
Lynette Hori +44 20 7430 3509/+44 7740 393260

De Beers South Africa
Brian Roodt +27 11 374 6582
Pride Mogorosi +27 11 374 7155

Visit the official De Beers group website for more in formation on the Company and where you can view and download a selection of images - **www.debeersgroup.com**. As an additional resource for images, please visit *www.newscast online.com.*

ANGLO AMERICAN

News Release

6 February 2003

De Beers Société Anonyme today reported headline earnings for the year ended 31 December 2002 of US$570 million.

Anglo American plc ("AA plc") arrives at its headline earnings in respect of De Beers by accounting for its equity interest and the 10% preference shares which it holds in DB Investments ("DBI").

AA plc will therefore report headline earnings of US$324 million for the year ended 31 December 2002 from its investment in DBI, as reconciled in the table below:

Reconciliation of headline earnings			
US$ million	**Total**	**Equity**	**Non-equity (pref. shares)** [1]
• DBI headline earnings - IAS (100%)	570	-	-
• GAAP adjustments (IAS 39)	23	-	-
• DBI headline earnings - UK GAAP (100%)	593	486	107
• AA plc's 45% equity interest	219	219	-
• Additional 3.65% equity interest [2]	18	18	-
• AA plc's portion of the preference shares [1]	87	-	87
• AA plc headline earnings	324	237	87

[1] AA plc grosses up its preference share income to the operating profit level and accounts for its (non-equity) share of operating profit, exceptional items, investment income and net interest, tax and minorities, in the same way as it accounts for its equity share of these balances. This treatment is in accordance with FRS9, paragraph 33, which indicates that where preference shares are an integral part of the investor's long-term interest, it is appropriate to include the non-equity interest with equity in determining the investor's overall share of an associate's results. The headline earnings attributable to AA plc's US$70 million preference share income are arrived at by adjusting for a proportion of exceptional items (-US$7 million) and goodwill amortisation (+US$24 million) in the same way as the equity share is calculated.

[2] As a result of the De Beers' partial interest in Debswana Diamond Company (Proprietary) Limited (one of the shareholders in DBI), AA plc accounts for an additional 3.65% of DBI's post-tax equity earnings.

The above figures are unaudited.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

DE BEERS

A DIAMOND IS FOREVER

De Beers Société Anonyme

(Incorporated under the laws of Luxembourg)

Thursday 6 February 2003

RESULTS

FOR THE YEAR ENDED 31 DECEMBER 2002

By the end of 2001 following a better than expected Christmas season, inventory of polished diamonds held by the retail trade had been significantly reduced and stocks of rough in the cutting centres were also low. During the first half of 2002, the retail sector reversed the trend of the previous year by replenishing polished inventory in anticipation of growth in consumer demand.

However, despite a promising first half, consumer confidence began to erode in the second half of the year, especially in the US, due to fears of deflation, rising unemployment, sharply declining stock markets and the prospect of a war in the Middle East. Nevertheless, global retail sales of diamond jewellery for the year as a whole held up reasonably well and preliminary indications are that they were about 3 per cent higher than the previous year. Encouragingly, reports from the trade suggest that over the all important Thanksgiving and Christmas season in the US, jewellery sales outperformed general retail sales and that diamond jewellery outperformed the jewellery category, no doubt in part due to a marked increase in quality advertising spend by the diamond trade, the development of multiple brands and innovative marketing programmes. Elsewhere, good growth was reported from the Middle East, India, China and the UK, but Continental Europe was disappointingly flat. Japan continued to decline.

Throughout the year, demand for rough diamonds was strong as the cutting centres responded to the increased demand for polished diamonds from the retail trade, in addition to which the cutting centres, encouraged by low interest rates, were prepared to finance higher levels of stock. These two factors, combined with the further advantage available to the clients of the DTC, the marketing arm of De Beers, of being offered consistent assortments of rough diamonds at competitive prices, enabled the DTC sales to reach US$5.15 billion, 15.7 per cent more than in 2001. This was reflected in De Beers' results for the year. Headline earnings at US$570 million were 12 per cent ahead of 2001 on a like for like basis (after stripping out the impact of De Beers' investment in Anglo American plc). Diamond stocks were reduced by nearly US$1 billion during the year which was the main contributor to the exceptionally strong operating cash flow of US$1.6 billion generated over the period. This enabled De Beers to reduce the amount outstanding on its Senior Debt by US$1,065 million by way of the scheduled March 2002 repayment of US$355 million and a voluntary prepayment of US$710 million in December 2002.

2003 is likely to prove a challenging year for the diamond industry in view of continued geopolitical concerns and greater economic uncertainty. The DTC's sales prospects will depend on the timing and scale of global economic growth, a recovery in consumer confidence and the level of stocks that the trade pipeline will be comfortable to hold.

Following a detailed and constructive dialogue with the European Commission on its Supplier of Choice strategy, De Beers has received clearance from the Commission to proceed with its implementation. The formal launch of the legal framework of Supplier of Choice is planned for the middle of the year.

The European Commission has recently taken the procedural step in formally communicating to the parties a number of its concerns relating to the five year trade agreement between De Beers and the Russian diamond producer, Alrosa, which they notified to the Commission for clearance in March 2001. Both parties are committed to continuing to engage with the Commission to address the concerns it has raised.

The Board of directors of De Beers sa has proposed to the shareholders that Dr Mark Berry and Mr Gareth Penny be appointed as directors at the forthcoming Annual General Meeting due to take place in April 2003.

De Beers announces results for the year as follows:

De Beers Société Anonyme

Consolidated Income Statement
for the year ended 31 December 2002

(Abridged)

	US Dollar millions	
	12 months to 31 December 2002	Pro forma 12 months to 31 December 2001
Diamond sales		
-DTC	**5 154**	4 454
-Other	**380**	413
Trade investment and other income	**592**	639
	6 126	5 506
Deduct:		
Cost of sales	**4 444**	3 839
Depreciation and amortisation (Note 2)	**250**	198
Sorting and marketing	**398**	453
Exploration and research	**126**	130
Corporate expenses (Note 3)	**42**	39
Net diamond account	**866**	847
Add:		
Investment income		8
Surplus on realisation of fixed assets and investments		94
	866	949
Deduct:		
Net interest paid	**144**	65
Costs related to reorganisation and restructuring	**44**	110
Net income before taxation and income from AAplc	**678**	774
Taxation	**271**	280
Net income after taxation but before income from AAplc	**407**	494
Attributable to outside shareholders in subsidiaries	**14**	8
Own earnings before income from AAplc	**393**	486
Share of retained income of joint ventures	**41**	6
Total net earnings before income from AAplc	**434**	492
Income from AAplc		
- dividends		156
- share of retained income		128
Total net earnings	**434**	776
Headline earnings		
Total net earnings before income from AA plc	**434**	492
Adjusted for:		
Amortisation of intangible fixed assets	**163**	108
After tax surplus on realisation of fixed assets less costs related to restructuring and provisions	**(27)**	(26)
Exceptional and non-trading items of joint ventures		(65)
Headline earnings before income from AA plc	**570**	509
Income from AA plc		328
Headline earnings	**570**	837
Cash available from operating activities	**1 611**	638

De Beers Société Anonyme (DBsa) (formerly DB Investments) acquired 100% ownership of De Beers Consolidated Mines Limited (DBCM) and De Beers Centenary AG (DBCAG) on 8 June 2001. Accordingly, the comparative results for De Beers shown above have been prepared on a pro forma basis to include the results of DBCM and DBCAG for the full twelve months ended 31 December2001.

De Beers Société Anonyme

Consolidated Balance Sheet
31 December 2002

(Abridged)

	US Dollar millions	
	31 December 2002	31 December 2001
Shareholders' interests	**4 023**	3 578
Outside shareholders' interests	**96**	83
	4 119	3 661
Net interest bearing debt (Note 4)	**1 716**	3 152
Other liabilities	**958**	984
	6 793	7 797
Fixed assets	**4 405**	4 340
Investments and loans	**33**	42
Diamond stocks and other assets	**2 355**	3 415
	6 793	7 797

Notes and Comments

1. The pro forma results of the prior period have been presented so as to highlight the impact of income from Anglo American plc (AAplc) included therein.

2. Amortisation in respect of the goodwill arising on the acquisition of DBCM and DBCAG by DBsa amounting to $144 million has been expensed in the current year (2001 : $83 million).

3. The implementation of the Group's strategic plan has resulted in a business focus entirely on diamond mining and trading activities. Accordingly recurring corporate expenses have been charged to the diamond account - comparatives have been restated to reflect this change.

4. Cash has been offset against interest bearing debt.

   The first repayment of $355 million on the $3 550 million Senior Debt facility was made on 29 March 2002 and a voluntary prepayment of $710 million was made on 9 December 2002 which reduced the debt to $2 485 million. The $1 billion revolving facility was not utilised during the period under review.

Contacts:

De Beers London:
Lynette Hori +44 20 7430 3509/+44 7740 393260

De Beers South Africa
Brian Roodt +27 11 374 6582
Pride Mogorosi +27 11 374 7155

Visit the official De Beers group website for more in formation on the Company and where you can view and download a selection of images - **www.debeersgroup.com**. As an additional resource for images, please visit www.newscast online.com.

ANGLO AMERICAN

News Release

6 February 2003

De Beers Société Anonyme today reported headline earnings for the year ended 31 December 2002 of US$570 million.

Anglo American plc ("AA plc") arrives at its headline earnings in respect of De Beers by accounting for its equity interest and the 10% preference shares which it holds in DB Investments ("DBI").

AA plc will therefore report headline earnings of US$324 million for the year ended 31 December 2002 from its investment in DBI, as reconciled in the table below:

Reconciliation of headline earnings

US$ million	Total	Equity	Non-equity (pref. shares) [1]
• DBI headline earnings - IAS (100%)	570	-	-
• GAAP adjustments (IAS 39)	23	-	-
• DBI headline earnings - UK GAAP (100%)	593	486	107
• AA plc's 45% equity interest	219	219	-
• Additional 3.65% equity interest [2]	18	18	-
• AA plc's portion of the preference shares [1]	87	-	87
• AA plc headline earnings	324	237	87

[1] AA plc grosses up its preference share income to the operating profit level and accounts for its (non-equity) share of operating profit, exceptional items, investment income and net interest, tax and minorities, in the same way as it accounts for its equity share of these balances. This treatment is in accordance with FRS9, paragraph 33, which indicates that where preference shares are an integral part of the investor's long-term interest, it is appropriate to include the non-equity interest with equity in determining the investor's overall share of an associate's results. The headline earnings attributable to AA plc's US$70 million preference share income are arrived at by adjusting for a proportion of exceptional items (-US$7 million) and goodwill amortisation (+US$24 million) in the same way as the equity share is calculated.

[2] As a result of the De Beers' partial interest in Debswana Diamond Company (Proprietary) Limited (one of the shareholders in DBI), AA plc accounts for an additional 3.65% of DBI's post-tax equity earnings.

The above figures are unaudited.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

DE BEERS

A DIAMOND IS FOREVER

De Beers Société Anonyme
(Incorporated under the laws of Luxembourg)

Thursday 6 February 2003

RESULTS

FOR THE YEAR ENDED 31 DECEMBER 2002

By the end of 2001 following a better than expected Christmas season, inventory of polished diamonds held by the retail trade had been significantly reduced and stocks of rough in the cutting centres were also low. During the first half of 2002, the retail sector reversed the trend of the previous year by replenishing polished inventory in anticipation of growth in consumer demand.

However, despite a promising first half, consumer confidence began to erode in the second half of the year, especially in the US, due to fears of deflation, rising unemployment, sharply declining stock markets and the prospect of a war in the Middle East. Nevertheless, global retail sales of diamond jewellery for the year as a whole held up reasonably well and preliminary indications are that they were about 3 per cent higher than the previous year. Encouragingly, reports from the trade suggest that over the all important Thanksgiving and Christmas season in the US, jewellery sales outperformed general retail sales and that diamond jewellery outperformed the jewellery category, no doubt in part due to a marked increase in quality advertising spend by the diamond trade, the development of multiple brands and innovative marketing programmes. Elsewhere, good growth was reported from the Middle East, India, China and the UK, but Continental Europe was disappointingly flat. Japan continued to decline.

Throughout the year, demand for rough diamonds was strong as the cutting centres responded to the increased demand for polished diamonds from the retail trade, in addition to which the cutting centres, encouraged by low interest rates, were prepared to finance higher levels of stock. These two factors, combined with the further advantage available to the clients of the DTC, the marketing arm of De Beers, of being offered consistent assortments of rough diamonds at competitive prices, enabled the DTC sales to reach US$5.15 billion, 15.7 per cent more than in 2001. This was reflected in De Beers' results for the year. Headline earnings at US$570 million were 12 per cent ahead of 2001 on a like for like basis (after stripping out the impact of De Beers' investment in Anglo American plc). Diamond stocks were reduced by nearly US$1 billion during the year which was the main contributor to the exceptionally strong operating cash flow of US$1.6 billion generated over the period. This enabled De Beers to reduce the amount outstanding on its Senior Debt by US$1,065 million by way of the scheduled March 2002 repayment of US$355 million and a voluntary prepayment of US$710 million in December 2002.

2003 is likely to prove a challenging year for the diamond industry in view of continued geopolitical concerns and greater economic uncertainty. The DTC's sales prospects will depend on the timing and scale of global economic growth, a recovery in consumer confidence and the level of stocks that the trade pipeline will be comfortable to hold.

Following a detailed and constructive dialogue with the European Commission on its Supplier of Choice strategy, De Beers has received clearance from the Commission to proceed with its implementation. The formal launch of the legal framework of Supplier of Choice is planned for the middle of the year.

The European Commission has recently taken the procedural step in formally communicating to the parties a number of its concerns relating to the five year trade agreement between De Beers and the Russian diamond producer, Alrosa, which they notified to the Commission for clearance in March 2001. Both parties are committed to continuing to engage with the Commission to address the concerns it has raised.

The Board of directors of De Beers sa has proposed to the shareholders that Dr Mark Berry and Mr Gareth Penny be appointed as directors at the forthcoming Annual General Meeting due to take place in April 2003.

De Beers announces results for the year as follows:

De Beers Société Anonyme

Consolidated Income Statement
for the year ended 31 December 2002

(Abridged)

	US Dollar millions	
	12 months to 31 December 2002	Pro forma 12 months to 31 December 2001
Diamond sales		
-DTC	**5 154**	4 454
-Other	**380**	413
Trade investment and other income	**592**	639
	6 126	5 506
Deduct:		
Cost of sales	**4 444**	3 839
Depreciation and amortisation (Note 2)	**250**	198
Sorting and marketing	**398**	453
Exploration and research	**126**	130
Corporate expenses (Note 3)	**42**	39
Net diamond account	**866**	847
Add:		
Investment income		8
Surplus on realisation of fixed assets and investments		94
	866	949
Deduct:		
Net interest paid	**144**	65
Costs related to reorganisation and restructuring	**44**	110
Net income before taxation and income from AAplc	**678**	774
Taxation	**271**	280
Net income after taxation but before income from AAplc	**407**	494
Attributable to outside shareholders in subsidiaries	**14**	8
Own earnings before income from AAplc	**393**	486
Share of retained income of joint ventures	**41**	6
Total net earnings before income from AAplc	**434**	492
Income from AAplc		
- dividends		156
- share of retained income		128
Total net earnings	**434**	776
Headline earnings		
Total net earnings before income from AA plc	**434**	492
Adjusted for:		
Amortisation of intangible fixed assets	**163**	108
After tax surplus on realisation of fixed assets less costs related to restructuring and provisions	**(27)**	(26)
Exceptional and non-trading items of joint ventures		(65)
Headline earnings before income from AA plc	**570**	509
Income from AA plc		328
Headline earnings	**570**	837
Cash available from operating activities	**1 611**	638

De Beers Société Anonyme (DBsa) (formerly DB Investments) acquired 100% ownership of De Beers Consolidated Mines Limited (DBCM) and De Beers Centenary AG (DBCAG) on 8 June 2001. Accordingly, the comparative results for De Beers shown above have been prepared on a pro forma basis to include the results of DBCM and DBCAG for the full twelve months ended 31 December2001.

De Beers Société Anonyme

Consolidated Balance Sheet
31 December 2002

(Abridged)

	US Dollar millions	
	31 December 2002	31 December 2001
Shareholders' interests	**4 023**	3 578
Outside shareholders' interests	**96**	83
	4 119	3 661
Net interest bearing debt (Note 4)	**1 716**	3 152
Other liabilities	**958**	984
	6 793	7 797
Fixed assets	**4 405**	4 340
Investments and loans	**33**	42
Diamond stocks and other assets	**2 355**	3 415
	6 793	7 797

Notes and Comments

1. The pro forma results of the prior period have been presented so as to highlight the impact of income from Anglo American plc (AAplc) included therein.

2. Amortisation in respect of the goodwill arising on the acquisition of DBCM and DBCAG by DBsa amounting to $144 million has been expensed in the current year (2001 : $83 million).

3. The implementation of the Group's strategic plan has resulted in a business focus entirely on diamond mining and trading activities. Accordingly recurring corporate expenses have been charged to the diamond account - comparatives have been restated to reflect this change.

4. Cash has been offset against interest bearing debt.

   The first repayment of $355 million on the $3 550 million Senior Debt facility was made on 29 March 2002 and a voluntary prepayment of $710 million was made on 9 December 2002 which reduced the debt to $2 485 million. The $1 billion revolving facility was not utilised during the period under review.

Contacts:

De Beers London:
Lynette Hori +44 20 7430 3509/+44 7740 393260

De Beers South Africa
Brian Roodt +27 11 374 6582
Pride Mogorosi +27 11 374 7155

Visit the official De Beers group website for more in formation on the Company and where you can view and download a selection of images - **www.debeersgroup.com**. As an additional resource for images, please visit www.newscast online.com.

ANGLO AMERICAN

News Release

6 February 2003

De Beers Société Anonyme today reported headline earnings for the year ended 31 December 2002 of US$570 million.

Anglo American plc ("AA plc") arrives at its headline earnings in respect of De Beers by accounting for its equity interest and the 10% preference shares which it holds in DB Investments ("DBI").

AA plc will therefore report headline earnings of US$324 million for the year ended 31 December 2002 from its investment in DBI, as reconciled in the table below:

Reconciliation of headline earnings			
US$ million	**Total**	**Equity**	**Non-equity (pref. shares)** [1]
• DBI headline earnings - IAS (100%)	570	-	-
• GAAP adjustments (IAS 39)	23	-	-
• DBI headline earnings - UK GAAP (100%)	593	486	107
• AA plc's 45% equity interest	219	219	-
• Additional 3.65% equity interest [2]	18	18	-
• AA plc's portion of the preference shares [1]	87	-	87
• AA plc headline earnings	324	237	87

[1] AA plc grosses up its preference share income to the operating profit level and accounts for its (non-equity) share of operating profit, exceptional items, investment income and net interest, tax and minorities, in the same way as it accounts for its equity share of these balances. This treatment is in accordance with FRS9, paragraph 33, which indicates that where preference shares are an integral part of the investor's long-term interest, it is appropriate to include the non-equity interest with equity in determining the investor's overall share of an associate's results. The headline earnings attributable to AA plc's US$70 million preference share income are arrived at by adjusting for a proportion of exceptional items (-US$7 million) and goodwill amortisation (+US$24 million) in the same way as the equity share is calculated.

[2] As a result of the De Beers' partial interest in Debswana Diamond Company (Proprietary) Limited (one of the shareholders in DBI), AA plc accounts for an additional 3.65% of DBI's post-tax equity earnings.

The above figures are unaudited.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

DE BEERS

A DIAMOND IS FOREVER

De Beers Société Anonyme
(Incorporated under the laws of Luxembourg)

Thursday 6 February 2003

RESULTS

FOR THE YEAR ENDED 31 DECEMBER 2002

By the end of 2001 following a better than expected Christmas season, inventory of polished diamonds held by the retail trade had been significantly reduced and stocks of rough in the cutting centres were also low. During the first half of 2002, the retail sector reversed the trend of the previous year by replenishing polished inventory in anticipation of growth in consumer demand.

However, despite a promising first half, consumer confidence began to erode in the second half of the year, especially in the US, due to fears of deflation, rising unemployment, sharply declining stock markets and the prospect of a war in the Middle East. Nevertheless, global retail sales of diamond jewellery for the year as a whole held up reasonably well and preliminary indications are that they were about 3 per cent higher than the previous year. Encouragingly, reports from the trade suggest that over the all important Thanksgiving and Christmas season in the US, jewellery sales outperformed general retail sales and that diamond jewellery outperformed the jewellery category, no doubt in part due to a marked increase in quality advertising spend by the diamond trade, the development of multiple brands and innovative marketing programmes. Elsewhere, good growth was reported from the Middle East, India, China and the UK, but Continental Europe was disappointingly flat. Japan continued to decline.

Throughout the year, demand for rough diamonds was strong as the cutting centres responded to the increased demand for polished diamonds from the retail trade, in addition to which the cutting centres, encouraged by low interest rates, were prepared to finance higher levels of stock. These two factors, combined with the further advantage available to the clients of the DTC, the marketing arm of De Beers, of being offered consistent assortments of rough diamonds at competitive prices, enabled the DTC sales to reach US$5.15 billion, 15.7 per cent more than in 2001. This was reflected in De Beers' results for the year. Headline earnings at US$570 million were 12 per cent ahead of 2001 on a like for like basis (after stripping out the impact of De Beers' investment in Anglo American plc). Diamond stocks were reduced by nearly US$1 billion during the year which was the main contributor to the exceptionally strong operating cash flow of US$1.6 billion generated over the period. This enabled De Beers to reduce the amount outstanding on its Senior Debt by US$1,065 million by way of the scheduled March 2002 repayment of US$355 million and a voluntary prepayment of US$710 million in December 2002.

2003 is likely to prove a challenging year for the diamond industry in view of continued geopolitical concerns and greater economic uncertainty. The DTC's sales prospects will depend on the timing and scale of global economic growth, a recovery in consumer confidence and the level of stocks that the trade pipeline will be comfortable to hold.

Following a detailed and constructive dialogue with the European Commission on its Supplier of Choice strategy, De Beers has received clearance from the Commission to proceed with its implementation. The formal launch of the legal framework of Supplier of Choice is planned for the middle of the year.

The European Commission has recently taken the procedural step in formally communicating to the parties a number of its concerns relating to the five year trade agreement between De Beers and the Russian diamond producer, Alrosa, which they notified to the Commission for clearance in March 2001. Both parties are committed to continuing to engage with the Commission to address the concerns it has raised.

The Board of directors of De Beers sa has proposed to the shareholders that Dr Mark Berry and Mr Gareth Penny be appointed as directors at the forthcoming Annual General Meeting due to take place in April 2003.

De Beers announces results for the year as follows:

De Beers Société Anonyme

Consolidated Income Statement
for the year ended 31 December 2002

(Abridged)

	US Dollar millions	
	12 months to 31 December 2002	Pro forma 12 months to 31 December 2001
Diamond sales		
-DTC	**5 154**	4 454
-Other	**380**	413
Trade investment and other income	**592**	639
	6 126	5 506
Deduct:		
Cost of sales	**4 444**	3 839
Depreciation and amortisation (Note 2)	**250**	198
Sorting and marketing	**398**	453
Exploration and research	**126**	130
Corporate expenses (Note 3)	**42**	39
Net diamond account	**866**	847
Add:		
Investment income		8
Surplus on realisation of fixed assets and investments		94
	866	949
Deduct:		
Net interest paid	**144**	65
Costs related to reorganisation and restructuring	**44**	110
Net income before taxation and income from AAplc	**678**	774
Taxation	**271**	280
Net income after taxation but before income from AAplc	**407**	494
Attributable to outside shareholders in subsidiaries	**14**	8
Own earnings before income from AAplc	**393**	486
Share of retained income of joint ventures	**41**	6
Total net earnings before income from AAplc	**434**	492
Income from AAplc		
- dividends		156
- share of retained income		128
Total net earnings	**434**	776
Headline earnings		
Total net earnings before income from AA plc	**434**	492
Adjusted for:		
Amortisation of intangible fixed assets	**163**	108
After tax surplus on realisation of fixed assets less costs related to restructuring and provisions	**(27)**	(26)
Exceptional and non-trading items of joint ventures		(65)
Headline earnings before income from AA plc	**570**	509
Income from AA plc		328
Headline earnings	**570**	837
Cash available from operating activities	**1 611**	638

De Beers Société Anonyme (DBsa) (formerly DB Investments) acquired 100% ownership of De Beers Consolidated Mines Limited (DBCM) and De Beers Centenary AG (DBCAG) on 8 June 2001. Accordingly, the comparative results for De Beers shown above have been prepared on a pro forma basis to include the results of DBCM and DBCAG for the full twelve months ended 31 December2001.

De Beers Société Anonyme

Consolidated Balance Sheet
31 December 2002

(Abridged)

	US Dollar millions	
	31 December 2002	31 December 2001
Shareholders' interests	**4 023**	3 578
Outside shareholders' interests	**96**	83
	4 119	3 661
Net interest bearing debt (Note 4)	**1 716**	3 152
Other liabilities	**958**	984
	6 793	7 797
Fixed assets	**4 405**	4 340
Investments and loans	**33**	42
Diamond stocks and other assets	**2 355**	3 415
	6 793	7 797

Notes and Comments

1. *The pro forma results of the prior period have been presented so as to* highlight the impact of income from Anglo American plc (AAplc) included therein.

2. Amortisation in respect of the goodwill arising on the acquisition of DBCM and DBCAG by DBsa amounting to $144 million has been expensed in the current year (2001 : $83 million).

3. The implementation of the Group's strategic plan has resulted in a business focus entirely on diamond mining and trading activities. Accordingly recurring corporate expenses have been charged to the diamond account - comparatives have been restated to reflect this change.

4. Cash has been offset against interest bearing debt.

   The first repayment of $355 million on the $3 550 million Senior Debt facility was made on 29 March 2002 and a voluntary prepayment of $710 million was made on 9 December 2002 which reduced the debt to $2 485 million. The $1 billion revolving facility was not utilised during the period under review.

Contacts:

De Beers London:
Lynette Hori +44 20 7430 3509/+44 7740 393260

De Beers South Africa
Brian Roodt +27 11 374 6582
Pride Mogorosi +27 11 374 7155

Visit the official De Beers group website for more in formation on the Company and where you can view and download a selection of images - **www.debeersgroup.com**. As an additional resource for images, please visit www.newscast online.com.

ANGLO AMERICAN

News Release

24 January 2003

Anglo Coal acquires a 70% interest in Girrah coal deposit

Anglo Coal (German Creek) Pty Ltd, a wholly owned subsidiary of Anglo American plc, has agreed to purchase a 70% interest in the Girrah coal deposit in Central Queensland from Wesfarmers Curragh Pty Limited, a wholly owned subsidiary of Wesfarmers Limited for a cash consideration of A$57.8 million (approx. US$33 million at current exchange rates).

The transaction is subject to regulatory approvals and is expected to be finalised in the first quarter of 2003.

The Girrah deposit is located near Anglo Coal Australia's 70% owned and managed German Creek mine which should allow infrastructure, operational and marketing synergies to be realised in the development of Girrah, that will be the subject of exploration and feasibility studies.

For further information:

Anglo American - London
Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American - Johannesburg
Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)

ANGLO AMERICAN

News Release

24 January 2003

Anglo Coal acquires a 70% interest in Girrah coal deposit

Anglo Coal (German Creek) Pty Ltd, a wholly owned subsidiary of Anglo American plc, has agreed to purchase a 70% interest in the Girrah coal deposit in Central Queensland from Wesfarmers Curragh Pty Limited, a wholly owned subsidiary of Wesfarmers Limited for a cash consideration of A$57.8 million (approx. US$33 million at current exchange rates).

The transaction is subject to regulatory approvals and is expected to be finalised in the first quarter of 2003.

The Girrah deposit is located near Anglo Coal Australia's 70% owned and managed German Creek mine which should allow infrastructure, operational and marketing synergies to be realised in the development of Girrah, that will be the subject of exploration and feasibility studies.

For further information:

Anglo American - London
Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American - Johannesburg
Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

ANGLO AMERICAN

News Release

24 January 2003

Anglo Coal acquires a 70% interest in Girrah coal deposit

Anglo Coal (German Creek) Pty Ltd, a wholly owned subsidiary of Anglo American plc, has agreed to purchase a 70% interest in the Girrah coal deposit in Central Queensland from Wesfarmers Curragh Pty Limited, a wholly owned subsidiary of Wesfarmers Limited for a cash consideration of A$57.8 million (approx. US$33 million at current exchange rates).

The transaction is subject to regulatory approvals and is expected to be finalised in the first quarter of 2003.

The Girrah deposit is located near Anglo Coal Australia's 70% owned and managed German Creek mine which should allow infrastructure, operational and marketing synergies to be realised in the development of Girrah, that will be the subject of exploration and feasibility studies.

For further information:

Anglo American - London

Investor Relations	Media Relations
Nick von Schirnding	Kate Aindow
Tel: +44 207 698 8540	Tel: +44 207 698 8619

Anglo American - Johannesburg

Investor Relations	Media Relations
Anne Dunn	Marion Dixon
Tel: +27 11 638 4730	Tel: +27 11 638 3001

<u>Notes to Editors:</u>

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)

ANGLO AMERICAN

News Release

24 January 2003

Anglo Coal acquires a 70% interest in Girrah coal deposit

Anglo Coal (German Creek) Pty Ltd, a wholly owned subsidiary of Anglo American plc, has agreed to purchase a 70% interest in the Girrah coal deposit in Central Queensland from Wesfarmers Curragh Pty Limited, a wholly owned subsidiary of Wesfarmers Limited for a cash consideration of A$57.8 million (approx. US$33 million at current exchange rates).

The transaction is subject to regulatory approvals and is expected to be finalised in the first quarter of 2003.

The Girrah deposit is located near Anglo Coal Australia's 70% owned and managed German Creek mine which should allow infrastructure, operational and marketing synergies to be realised in the development of Girrah, that will be the subject of exploration and feasibility studies.

For further information:

Anglo American - London
Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American - Johannesburg
Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

ANGLO AMERICAN

News Release

24 January 2003

Anglo Coal acquires a 70% interest in Girrah coal deposit

Anglo Coal (German Creek) Pty Ltd, a wholly owned subsidiary of Anglo American plc, has agreed to purchase a 70% interest in the Girrah coal deposit in Central Queensland from Wesfarmers Curragh Pty Limited, a wholly owned subsidiary of Wesfarmers Limited for a cash consideration of A$57.8 million (approx. US$33 million at current exchange rates).

The transaction is subject to regulatory approvals and is expected to be finalised in the first quarter of 2003.

The Girrah deposit is located near Anglo Coal Australia's 70% owned and managed German Creek mine which should allow infrastructure, operational and marketing synergies to be realised in the development of Girrah, that will be the subject of exploration and feasibility studies.

For further information:

Anglo American - London
Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American - Johannesburg
Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

ANGLO AMERICAN

News Release

21 January 2003

Anglo American announces intention to sell stake in Anaconda Nickel

Anglo American plc ("Anglo American") announces that it has signed a Pre-Bid Agreement with a wholly-owned subsidiary of MatlinPatterson Global Opportunities Partners LP ("MatlinPatterson") in terms of which, subject to satisfaction of the conditions to a proposed takeover offer by MatlinPatterson for Anaconda Nickel Limited ("Anaconda"), Anglo American will dispose of its entire rights entitlement and substantially all of its shareholding in Anaconda for a total consideration of approximately A$23.9 million (approx. US$14.0 million).

It is Anglo American's present intention, in the absence of a higher offer, to accept the MatlinPatterson offer for the balance of its shareholding should the MatlinPatterson offer go unconditional, which would realise a further A$4.6 million (approx. US$2.7 million) at the current offer price. However, Anglo American has no agreement or understanding with MatlinPatterson to that effect.

Under the Pre-Bid Agreement (the terms of which are summarised in MatlinPatterson's announcement of 21 January 2003), Anglo American will also have the opportunity to accept a higher offer if made in certain circumstances.

For further information:

Anglo American - London
Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American - Johannesburg
Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

ANGLO AMERICAN

News Release

21 January 2003

Anglo American announces intention to sell stake in Anaconda Nickel

Anglo American plc ("Anglo American") announces that it has signed a Pre-Bid Agreement with a wholly-owned subsidiary of MatlinPatterson Global Opportunities Partners LP ("MatlinPatterson") in terms of which, subject to satisfaction of the conditions to a proposed takeover offer by MatlinPatterson for Anaconda Nickel Limited ("Anaconda"), Anglo American will dispose of its entire rights entitlement and substantially all of its shareholding in Anaconda for a total consideration of approximately A$23.9 million (approx. US$14.0 million).

It is Anglo American's present intention, in the absence of a higher offer, to accept the MatlinPatterson offer for the balance of its shareholding should the MatlinPatterson offer go unconditional, which would realise a further A$4.6 million (approx. US$2.7 million) at the current offer price. However, Anglo American has no agreement or understanding with MatlinPatterson to that effect.

Under the Pre-Bid Agreement (the terms of which are summarised in MatlinPatterson's announcement of 21 January 2003), Anglo American will also have the opportunity to accept a higher offer if made in certain circumstances.

For further information:

Anglo American - London

Investor Relations	Media Relations
Nick von Schirnding	Kate Aindow
Tel: +44 207 698 8540	Tel: +44 207 698 8619

Anglo American - Johannesburg

Investor Relations	Media Relations
Anne Dunn	Marion Dixon
Tel: +27 11 638 4730	Tel: +27 11 638 3001

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

ANGLO AMERICAN

News Release

21 January 2003

Anglo American announces intention to sell stake in Anaconda Nickel

Anglo American plc ("Anglo American") announces that it has signed a Pre-Bid Agreement with a wholly-owned subsidiary of MatlinPatterson Global Opportunities Partners LP ("MatlinPatterson") in terms of which, subject to satisfaction of the conditions to a proposed takeover offer by MatlinPatterson for Anaconda Nickel Limited ("Anaconda"), Anglo American will dispose of its entire rights entitlement and substantially all of its shareholding in Anaconda for a total consideration of approximately A$23.9 million (approx. US$14.0 million).

It is Anglo American's present intention, in the absence of a higher offer, to accept the MatlinPatterson offer for the balance of its shareholding should the MatlinPatterson offer go unconditional, which would realise a further A$4.6 million (approx. US$2.7 million) at the current offer price. However, Anglo American has no agreement or understanding with MatlinPatterson to that effect.

Under the Pre-Bid Agreement (the terms of which are summarised in MatlinPatterson's announcement of 21 January 2003), Anglo American will also have the opportunity to accept a higher offer if made in certain circumstances.

For further information:

Anglo American - London

Investor Relations	Media Relations
Nick von Schirnding	Kate Aindow
Tel: +44 207 698 8540	Tel: +44 207 698 8619

Anglo American - Johannesburg

Investor Relations	Media Relations
Anne Dunn	Marion Dixon
Tel: +27 11 638 4730	Tel: +27 11 638 3001

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)

ANGLO AMERICAN

News Release

21 January 2003

Anglo American announces intention to sell stake in Anaconda Nickel

Anglo American plc ("Anglo American") announces that it has signed a Pre-Bid Agreement with a wholly-owned subsidiary of MatlinPatterson Global Opportunities Partners LP ("MatlinPatterson") in terms of which, subject to satisfaction of the conditions to a proposed takeover offer by MatlinPatterson for Anaconda Nickel Limited ("Anaconda"), Anglo American will dispose of its entire rights entitlement and substantially all of its shareholding in Anaconda for a total consideration of approximately A$23.9 million (approx. US$14.0 million).

It is Anglo American's present intention, in the absence of a higher offer, to accept the MatlinPatterson offer for the balance of its shareholding should the MatlinPatterson offer go unconditional, which would realise a further A$4.6 million (approx. US$2.7 million) at the current offer price. However, Anglo American has no agreement or understanding with MatlinPatterson to that effect.

Under the Pre-Bid Agreement (the terms of which are summarised in MatlinPatterson's announcement of 21 January 2003), Anglo American will also have the opportunity to accept a higher offer if made in certain circumstances.

For further information:

Anglo American - London

Investor Relations	Media Relations
Nick von Schirnding	Kate Aindow
Tel: +44 207 698 8540	Tel: +44 207 698 8619

Anglo American - Johannesburg

Investor Relations	Media Relations
Anne Dunn	Marion Dixon
Tel: +27 11 638 4730	Tel: +27 11 638 3001

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)

ANGLO AMERICAN

News Release

21 January 2003

Anglo American announces intention to sell stake in Anaconda Nickel

Anglo American plc ("Anglo American") announces that it has signed a Pre-Bid Agreement with a wholly-owned subsidiary of MatlinPatterson Global Opportunities Partners LP ("MatlinPatterson") in terms of which, subject to satisfaction of the conditions to a proposed takeover offer by MatlinPatterson for Anaconda Nickel Limited ("Anaconda"), Anglo American will dispose of its entire rights entitlement and substantially all of its shareholding in Anaconda for a total consideration of approximately A$23.9 million (approx. US$14.0 million).

It is Anglo American's present intention, in the absence of a higher offer, to accept the MatlinPatterson offer for the balance of its shareholding should the MatlinPatterson offer go unconditional, which would realise a further A$4.6 million (approx. US$2.7 million) at the current offer price. However, Anglo American has no agreement or understanding with MatlinPatterson to that effect.

Under the Pre-Bid Agreement (the terms of which are summarised in MatlinPatterson's announcement of 21 January 2003), Anglo American will also have the opportunity to accept a higher offer if made in certain circumstances.

For further information:

Anglo American - London
Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American - Johannesburg
Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)

ANGLO AMERICAN

News Release

11 February 2003

Anglo American plc ("Anglo American") notification:
Anglo Platinum annual results 2002

Anglo American wishes to draw attention to Anglo Platinum's announcement of their results for the 12 months to 31 December 2002, attached hereto.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

Anglo American Platinum Corporation Limited
("Anglo Platinum")
(Incorporated in the Republic of South Africa)
(Registration number 1946/022452/06)
JSE Code: AMS
ISIN: ZAE000013181

Highlights for the year ended 31 December 2002

Earnings per share (cents)	2 676,0
Final dividend per share (cents)	900,0
Refined Pt oz production	+ 6,7%

Expansion to 3,5 m Pt oz by end 2006
Rustenburg UG2 Phase 1 and Modikwa Platinum Mine projects commissioned
Rustenburg Tailings Re-treatment and Rustenburg UG2 Phase 2 projects announced

Consolidated income statement

R millions	Notes	Audited Year ended 31 December 2002	Audited Year ended 31 December 2001	% Change
Gross sales revenue		20 285,7	18 690,9	
Commissions paid		733,0	812,0	
Net sales revenue		19 552,7	17 878,9	9,4
Cost of sales		10 129,9	8 262,9	22,6
Cash operating costs		8 883,9	7 044,5	
On-mine		7 369,4	5 948,6	
Purchase of metals in concentrate		121,9	-	
Smelting		640,6	441,9	
Treatment and refining		752,0	654,0	
Amortisation of operating assets	9	763,8	498,8	
(Increase)/decrease in metal inventories		(109,1)	45,1	
Other costs		591,3	674,5	
Gross profit on metal sales	5	9 422,8	9 616,0	(2,0)
Other net (expenditure)/income †		(754,7)	2 452,7	
Market development and promotional expenditure		(266,5)	(251,0)	
Operating profit		8 401,6	11 817,7	(28,9)
Net investment income		155,7	340,3	
Income from associates		181,6	170,6	
Profit before taxation		8 738,9	12 328,6	(29,1)
Taxation		2 998,9	4 308,8	(30,4)
Normal		2 319,7	3 562,0	
Current		1 084,8	3 054,0	
Deferred		1 234,9	508,0	
Secondary tax on companies (STC)		679,2	746,8	
Net profit		5 740,0	8 019,8	(28,4)
Headline earnings	2	5 630,4	8 008,2	(29,7)
Number of ordinary shares in issue (millions)		214,9	214,1	
Weighted average number of ordinary shares in issue (millions)		214,5	217,0	

Earnings per share (cents)			
- Basic	2 676,0	3 695,8	(27,6)
- Headline	2 624,9	3 690,4	(28,9)
- Diluted (basic)	2 671,0	3 692,4	(27,7)
- Diluted (headline)	2 620,0	3 687,0	(28,9)
Dividends per share (cents)	1 800,0	2 200,0	(18,2)
- Interim	900,0	1 100,0	
- Final	900,0*	1 100,0	
- Special dividend (cents)	-	500,0	
Dividend cover (headline earnings before special dividend)	1,5	1,7	(11,8)

† Mainly relates to foreign exchange gains and losses

* Proposed dividend

Consolidated balance sheet

R millions	Note	Audited as at 31 December 2002	Audited as at 31 December 2001
ASSETS			
Non-current assets		16 192,3	11 468,5
Property, plant and equipment		10 503,1	7 008,3
Capital work-in-progress		4 941,5	3 912,9
Platinum Producers' Environmental Trust		89,3	69,5
Investment in associates	6	557,6	265,7
Non-current accounts receivable		100,8	212,1
Current assets		4 695,5	9 059,6
Inventories		1 497,8	1 326,4
Accounts receivable		1 617,7	1 946,8
Cash and cash equivalents		1 580,0	5 786,4
Total assets		20 887,8	20 528,1
EQUITY AND LIABILITIES			
Share capital and reserves			
Share capital		21,5	21,4
Share premium		754,0	1 203,6
Accumulated profits before proposed dividends and related secondary tax on companies (STC)		12 193,2	11 296,6
Accumulated profits after proposed dividends and related STC		10 017,3	7 449,0
Proposed ordinary dividends		1 934,1	2 354,0
Proposed special dividend		-	1 070,0
STC in respect of proposed dividends		241,8	423,6
Shareholders' equity		12 968,7	12 521,6
Non-current liabilities		4 580,8	3 266,3
Deferred taxation		3 763,3	2 562,3
Environmental obligations		192,8	174,3
Employees' service benefit obligations		488,3	529,7
Obligations due under finance leases		136,4	-
Current liabilities		3 338,3	4 740,2
Accounts payable		1 893,7	1 731,6
Taxation		1 444,6	3 008,6
Total equity and liabilities		20 887,8	20 528,1

Group statement of changes in equity (audited)

R millions	Share capital	Share premium	Accumulated profits	Total

Balance as at 31 December 2000	21,7	1 836,4	9 856,0	11 714,1
Net profit			8 019,8	8 019,8
Dividends paid in cash			(6 087,4)	(6 087,4)
Share capital issued	0,1	70,7		70,8
Repurchase of ordinary shares	(0,4)	(703,5)	(491,8)	(1 195,7)
Company 2 228 267 shares at cost (cancelled)	(0,2)	(701,4)		(701,6)
Subsidiary 1 673 400 shares at cost	(0,2)		(490,2)	(490,4)
Associated expenditure		(2,1)	(1,6)	(3,7)
Balance as at 31 December 2001	21,4	1 203,6	11 296,6	12 521,6
Net profit			5 740,0	5 740,0
Dividends paid in cash			(5 362,9)	(5 362,9)
Share capital issued	0,1	74,8		74,9
Repurchase of ordinary shares	-	(524,4)	519,5	(4,9)
Cost of shares sold by wholly-owned subsidiary to parent company	0,2		491,8	492,0
Unrealised after tax Group profit on disposal of holding company shares to parent company			27,7	27,7
Shares repurchased by parent company from wholly-owned subsidiary (cancelled)	(0,2)	(524,4)		(524,6)
Balance as at 31 December 2002	21,5	754,0	12 193,2	12 968,7

Consolidated cash flow statement

R millions	Audited Year ended 31 December 2002	Audited Year ended 31 December 2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash receipts from customers	20 004,9	17 700,8
Cash paid to suppliers and employees †	(10 399,6)	(5 122,3)
Cash from operations	9 605,3	12 578,5
Interest paid	(35,4)	(19,9)
Taxation paid	(3 304,1)	(2 588,7)
Net cash from operating activities	6 265,8	9 969,9
CASH FLOWS USED IN INVESTING ACTIVITIES		
Purchase of property, plant and equipment	(5 994,1)	(3 586,1)
To maintain operations	(2 140,9)	(1 117,7)
To expand operations	(3 853,2)	(2 468,4)
Proceeds from sale of property, plant, equipment and mineral rights	778,4	31,7
Associates acquired	(300,3)	(2,4)
Interest received	203,1	373,9
Capital reduction by Northam Platinum Limited	39,0	-
Dividends received	89,7	122,8
Net cash used in investing activities	(5 184,2)	(3 060,1)
CASH FLOWS USED IN FINANCING ACTIVITIES		
Proceeds from the issue of share capital	0,1	0,1
Increase in share premium	74,8	70,7
Own shares purchased	-	(1 195,7)
Payment of long-term borrowings	-	(33,9)
Dividends paid	(5 362,9)	(6 087,4)
Net cash used in financing activities	(5 288,0)	(7 246,2)
Net decrease in cash and cash equivalents	(4 206,4)	(336,4)
Cash and cash equivalents at beginning of year	5 786,4	6 122,8
Cash and cash equivalents at end of year	1 580,0	5 786,4

† Includes foreign exchange gains and losses

Notes to the preliminary report

1. Accounting policies

The preliminary report is prepared on the historical cost basis, except for the revaluation of certain financial instruments that are fairly valued, using accounting policies that comply with International Financial Reporting Standards of the International Accounting Standards Board, as well as South African Statements of Generally Accepted Accounting Practice and the requirements of the South African Companies Act. These accounting policies are consistent with those applied in the previous year. An accounting policy has been added for the accounting treatment of joint ventures as the group entered into a joint venture for the first time during this year. The policy is as follows:

Joint ventures

The Group's interest in jointly controlled entities is accounted for through proportionate consolidation. Under this method the Group includes its share of the joint ventures' individual income and expenses, assets and liabilities in the relevant components of its financial statements on a line-by-line basis.

In respect of its interests in jointly controlled operations, the Group recognises the assets that it controls and the liabilities that it incurs, as well as its share of the income that it earns and the expenses that it incurs from the jointly controlled operation.

	2002 Rm	2001 Rm
2. Reconciliation between net profit and headline earnings		
Net profit	5 740,0	8 019,8
Adjustments:		
Profit on disposal of mineral rights	(98,0)	-
Negative goodwill amortisation	(11,6)	(11,6)
Headline earnings	5 630,4	8 008,2
3. Contingent liabilities		
Guarantees and suretyships		
Loans granted to employees in respect of housing loans	3,9	5,2
Environmental obligations in respect of uncommissioned expansion projects	9,1	1,3

Letters of comfort have been issued to financial institutions to cover certain banking facilities. There are no encumbrances of Group assets, other than the houses held under finance leases by the Group.

The Group provided guarantees in favour of Changing Tides 166 (Proprietary) Limited, a wholly-owned subsidiary of Group 5 Construction Limited ("Group 5"). The guarantee provides security for lease payments to Group 5 by the

Anglo Platinum Housing Trust ("APHT"). The probability of any obligation arising under this guarantee is considered remote.

The Group provided a guarantee in favour of BoE Merchant Bank Limited ("BoE") for financing provided by BoE to Salene Mining (Proprietary) Limited ("Salene"). The Group provided the guarantee to enable Salene to put mining infrastructure in place. The guarantee is valid until 1 July 2006 or if earlier, on repayment by Salene of the loan. Salene will sell all ore production from the mine to the Group. The facility granted by BoE to Salene is for a maximum amount of R120 million. In the event that BoE calls up the guarantee, the Group holds bonds over sufficient assets of Salene to make good any obligations that may be incurred. It is unlikely that the Group will incur obligations under this guarantee.

4. Capital commitments

Commitments will be funded from existing cash resources, future cash flows and borrowings.

R millions	Mined	Purchase of metals in concentrate	Total
2002 (audited)			
5. Gross profit on metal sales - Segmental information			
Gross sales revenue	20 194,4	91,3	20 285,7
Commissions paid	723,3	9,7	733,0
Net sales revenue	19 471,1	81,6	19 552,7
Cost of sales	10 049,2	80,7	10 129,9
Cash operating costs	8 753,2	130,7	8 883,9
On-mine	7 369,4	-	7 369,4
Purchase of metals in concentrate	-	121,9	121,9
Smelting	633,6	7,0	640,6
Treatment and refining	750,2	1,8	752,0
Amortisation of operating assets	762,8	1,0	763,8
Increase in metal inventories	(55,4)	(53,7)	(109,1)
Other costs	588,6	2,7	591,3
	9 421,9	0,9	9 422,8
2001 (audited)			
Gross sales revenue	18 690,9	-	18 690,9
Commissions paid	812,0	-	812,0
Net sales revenue	17 878,9	-	17 878,9
Cost of sales	8 262,9	-	8 262,9
Cash operating costs	7 044,5	-	7 044,5
On-mine	5 948,6	-	5 948,6
Smelting	441,9	-	441,9
Treatment and refining	654,0	-	654,0
Amortisation of operating assets	498,8	-	498,8
Decrease in metal inventories	45,1	-	45,1
Other costs	674,5	-	674,5
	9 616,0	-	9 616,0

6. Investments in associates		
Unlisted investment in associate		
- Carrying amount	298,3	-
- Directors' valuation: R298,3 million (2001: R nil)		
Listed investment in associate		
- Carrying amount	259,3	265,7
- Market value: R972,8 million (2001: R869,5 million)		
	557,6	265,7
7. Capital expenditure for the year	5 994,1	3 586,1
8. Commitments		
Mining property, plant and equipment		
Contracted for	2 094,3	1 849,0
Not yet contracted for	14 850,6	9 591,7
Authorised by the directors	16 944,9	11 440,7
Allocated for:		
Expansion of capacity	13 913,9	9 345,0
- within one year	5 013,9	2 987,9
- within two to five years	8 900,0	6 357,1
Maintenance of capacity	3 031,0	2 095,7
- within one year	1 570,1	1 073,6
- within two to five years	1 460,9	1 022,1
Other		
Operating lease rentals - premises	38,1	50,6
- within one year	15,2	13,4
- within two to five years	22,9	37,2
Information Technology Service Providers	139,4	209,6
- within one year	42,9	56,0
- within two to five years	96,5	137,7
- thereafter	-	15,9
9. Amortisation and depreciation of property, plant and equipment	797,2	532,8
Amortisation of operating assets	763,8	498,8
Mining	646,1	409,4
Smelting	57,0	38,9
Treatment and refining	57,9	47,7
Decommissioning asset	2,8	2,8

Depreciation - non-mining assets	33,4	34,0
10. Profit on sale of plant, equipment and mineral rights	102,4	9,5

11. Comparative figures

Where appropriate, comparative figures have been reformatted to facilitate comparability.

Supplementary information for convenience of users
Consolidated income statement
UNITED STATES DOLLAR EQUIVALENT

US$ millions	Audited Year ended 31 December 2002	Audited Year ended 31 December 2001	% Change
Gross sales revenue	1 936,1	2 168,8	
Commissions paid	70,0	94,2	
Net sales revenue	1 866,1	2 074,6	(10,1)
Cost of sales	966,7	958,8	0,8
Cash operating costs	847,8	817,4	
On-mine	703,3	690,2	
Purchase of metals in concentrate	11,6	-	
Smelting	61,1	51,3	
Treatment and refining	71,8	75,9	
Amortisation of operating assets	72,9	57,9	
(Increase)/decrease in metal inventories	(10,4)	5,2	
Other costs	56,4	78,3	
Gross profit on metal sales	899,4	1 115,8	(19,4)
Other net (expenditure)/income†	(72,0)	284,6	
Market development and promotional expenditure	(25,4)	(29,1)	
Operating profit	802,0	1 371,3	(41,5)
Net investment income	14,9	39,5	
Income from associates	17,3	19,8	
Profit before taxation	834,2	1 430,6	(41,7)
Taxation	286,1	499,9	
Normal	221,3	413,2	
Current	103,5	354,3	
Deferred	117,8	58,9	
Secondary tax on companies (STC)	64,8	86,7	
Net profit	548,1	930,7	(41,1)
Dividends paid in cash	(511,8)	(706,3)	(27,5)

Exchange rate translation adjustment	391,1	(523,9)	(174,7)
Repurchase of shares by holding company from wholly-owned subsidiary/(Own shares repurchased)	49,6	(57,1)	
Accumulated profits at beginning of year	944,5	1 301,1	(27,4)
Accumulated profits at end of year	1 421,5	944,5	50,5
Average Rand/US$ exchange rate	10,4778	8,6182	
Weighted average number of ordinary shares in issue (millions)	214,5	217,0	(1,2)
Earnings per share (cents)			
- Basic	255,5	428,9	(40,4)
- Headline	250,5	428,2	(41,5)
- Diluted (basic)	254,9	428,4	(40,5)
- Diluted (headline)	250,1	427,8	(41,5)
Dividends per share (cents)	171,8	255,2	
- Interim	85,9	127,6	
- Final	85,9*	127,6	
Special dividend (cents)	-	58,0	

Income statement items were translated at the average exchange rate for the year.

† Mainly relates to foreign exchange gains and losses.

* Proposed dividend

Supplementary information for convenience of users

Consolidated balance sheet

UNITED STATES DOLLAR EQUIVALENT

US$ millions	Audited as at 31 December 2002	Audited as at 31 December 2001
ASSETS		
Non-current assets	1 887,8	958,7
Property, plant and equipment	1 224,5	585,9
Capital work-in-progress	576,1	327,1
Platinum Producers' Environmental Trust	10,4	5,8
Investment in associates	65,0	22,2
Non-current accounts receivable	11,8	17,7
Current assets	547,4	757,5
Inventories	174,6	110,9
Accounts receivable	188,6	162,8
Cash and cash equivalents	184,2	483,8
Total assets	2 435,2	1 716,2
EQUITY AND LIABILITIES		
Share capital and reserves		
Share capital	2,5	1,8
Share premium	87,9	100,6
Accumulated profits before proposed dividends and related secondary tax on companies (STC)	1 421,5	944,5
Accumulated profits after proposed dividends and related STC	1 167,8	622,8
Proposed ordinary dividends	225,5	196,8
Proposed special dividend	-	89,5
STC in respect of proposed dividends	28,2	35,4
Shareholders' equity	1 511,9	1 046,9
Non-current liabilities	534,0	273,1
Deferred taxation	438,7	214,2
Environmental obligations	22,5	14,6
Employees' service benefit obligations	56,9	44,3
Obligations due under finance leases	15,9	-
Current liabilities	389,3	396,2
Accounts payable	220,9	144,7
Taxation	168,4	251,5
Total equity and liabilities	2 435,2	1 716,2
Closing Rand/US$ exchange rate	8,5775	11,9610

Balance sheet items have been translated at the closing rate.

Supplementary information for convenience of users

Consolidated cash flow statement

UNITED STATES DOLLAR EQUIVALENT

US$ millions	Audited year ended 31 December 2002	Audited year ended 31 December 2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash receipts from customers	1 909,3	2 053,9
Cash paid to suppliers and employees †	(992,6)	(594,4)
Cash from operations	916,7	1 459,5
Interest paid	(3,4)	(2,3)
Taxation paid	(315,2)	(300,3)
Net cash from operating activities	598,1	1 156,9
CASH FLOWS USED IN INVESTING ACTIVITIES		
Purchase of property, plant and equipment	(572,0)	(416,1)
To maintain operations	(204,3)	(129,7)
To expand operations	(367,7)	(286,4)
Proceeds from sale of property, plant, equipment and mineral rights	74,3	3,7
Associates acquired	(28,7)	(0,3)
Interest received	19,4	43,4
Capital reduction by Northam Platinum Limited	3,7	-
Dividends received	8,6	14,2
Net cash used in investing activities	(494,7)	(355,1)
CASH FLOWS USED IN FINANCING ACTIVITIES		
Proceeds from the issue of share capital	-*	-*
Increase in share premium	7,1	8,2
Own shares purchased	-	(138,7)
Payment of long-term borrowings	-	(3,9)
Dividends paid	(511,8)	(706,3)
Net cash used in financing activities	(504,7)	(840,7)
Net decrease in cash and cash equivalents	(401,3)	(38,9)
Exchange rate translation adjustment	101,7	(285,6)
Cash and cash equivalents at beginning of year	483,8	808,3
Cash and cash equivalents at end of year	184,2	483,8
Average Rand/US$ exchange rate	10,4778	8,6182

Cash flow items were translated at the average exchange rate for the year.

† Includes foreign exchange gains and losses.

* Less than US$50 000

Supplementary information

Consolidated statistics (Unaudited)

31 31 %

Total operations		December 2002	December 2001	Change
Marketing statistics				
Average market prices achieved				
Platinum	(US$/oz)	544	526	3,4
Palladium	(US$/oz)	329	582	(43,5)
Rhodium	(US$/oz)	831	1 610	(48,4)
Nickel	(US$/lb)	3,03	2,65	14,3
Net sales revenue per Pt ounce sold	(US$)	829	1 004	(17,4)
Platinum	(R/oz)	5 567	4 531	22,9
Palladium	(R/oz)	3 403	4 936	(31,1)
Rhodium	(R/oz)	8 683	13 410	(35,2)
Nickel	(R/lb)	31,92	23,14	37,9
Net sales revenue per Pt ounce sold	(R)	8 690	8 654	0,4
Average Pt exchange rates achieved	(R : $)	10,2422	8,6184	18,8
Exchange rates at end of period	(R : $)	8,5775	11,9610	(28,3)
Profitability statistics				
Gross sales revenue per ton milled	(R)	703	696	1,0
Gross profit margin	(%)	46,5	51,4	(9,5)
Earnings before interest, taxation, depreciation and amortisation (EBITDA)	(R millions)	9 368,4	12 507,4	(25,1)
Operating profit to average operating assets	(%)	66,3	120,0	(44,7)
Return on average shareholders' equity	(%)	45,0	66,2	(32,0)
Return on capital employed	(%)	43,4	64,0	(32,2)
Refined production for mining operations				
Platinum	(thousands) (oz)	2 238,5	2 109,2	6,1

Palladium	(thousands) (oz)	1 103,1	1 049,0	5,2
Rhodium	(thousands) (oz)	210,0	200,4	4,8
Gold	(thousands) (oz)	106,7	102,2	4,4
Nickel	(thousands) (tons)	19,4	19,5	(0,5)
Copper	(thousands) (tons)	10,5	10,8	(2,8)
PGM's	(thousands) (oz)	3 920,6	3 673,6	6,7
Refined production from purchased metals in concentrate				
Platinum	(thousands) (oz)	12,6		
Palladium	(thousands) (oz)	12,2		
Rhodium	(thousands) (oz)	1,7		
Gold	(thousands) (oz)	0,4		
PGM's	(thousands) (oz)	27,0		
Total refined production				
Platinum	(thousands) (oz)	2 251,1	2 109,2	6,7
Palladium	(thousands) (oz)	1 115,3	1 049,0	6,3
Rhodium	(thousands) (oz)	211,7	200,4	5,6
Gold	(thousands) (oz)	107,1	102,2	4,8
Nickel	(thousands) (tons)	19,4	19,5	(0,5)
Copper	(thousands) (tons)	10,5	10,8	(2,8)
PGM's	(thousands) (oz)	3 947,6	3 673,6	7,5
Analysis of operating contribution by mine	(R millions)			
Rustenburg Section		2 794,2	2 993,6	(6,7)
Union Section		1 059,3	1 190,9	(11,1)
Amandelbult Section		3 886,2	3 742,6	3,8
Potgietersrust Platinums		926,1	1 680,5	(44,9)
Lebowa Platinum Mines		450,1	407,7	10,4
Steady state operating contribution		9 115,9	10 015,3	(9,0)
Bafokeng-Rasimone Platinum Mine		433,9	275,2	57,7
Rustenburg UG2 Phase I Project		451,4		

Modikwa Platinum Mine		12,9		
Consolidated operating contribution - all operations		10 014,1	10 290,5	(2,7)
Other costs		591,3	674,5	(12,3)
Gross profit on metal sales		9 422,8	9 616,0	(2,0)
Production statistics and efficiency measures				
Tons mined - PPRust (opencast)	(thousands)	39 672	29 631	33,9
Tons broken - underground mines	(thousands)	20 179	21 519	(6,2)
Tons milled	(thousands)	24 587	24 952	(1,5)
Built-up head grade	(g/ton)	4,91	5,06	(3,0)
Immediately available ore reserves	(months)	15,4	14,2	8,5
Metres face advance	(per month)	11,0	8,8	25,0
Square metres per employee	(per month)	11,0	10,7	2,8
Square metres per stoping and cleaning employee	(per month)	37,2	37,6	(1,1)

Tons broken per employee - underground mines		604	593	1,9
Tons mined per employee - PPRust		35 676	27 060	31,8
Total average number of mine employees		34 527	37 396	(7,7)
Average number of mine employees - underground mines		33 415	36 301	(8,0)
- opencast mine (PPRust)		1 112	1 095	1,6
UG2 mined to total output	(%)	28	28	-
Platinum ounces refined	(thousands)	1 918,5	1 979,0	(3,1)
Refined Pt ounces per employee		55,6	52,9	5,1
Profitability and cost statistics				
Net sales revenue per Pt ounce sold	(R)	8 697	8 744	(0,5)
Operating performance				
Cash-on-mine cost per Pt ounce refined	(R)	2 988	2 733	9,3
Cash-on-mine cost per Pt ounce refined	(US$)	285	317	(10,1)
Cash operating costs per Pt ounce refined	(R)	3 599	3 254	10,6
Cash operating costs per Pt ounce refined	(US$)	343	378	(9,3)
Cash operating costs per PGM ounce refined	(R)	2 053	1 852	10,9

Cash operating costs per PGM ounce refined	(US$)	196	215	(8,8)
Operating income statement	(R millions)			
Net sales revenue		16 724,4	16 971,8	(1,5)
Operating cost of sales †		(7 608,5)	(6 956,5)	9,4
Operating contribution		9 115,9	10 015,3	(9,0)
Operating margin	(%)	54,5	59,0	(7,6)

* Includes all operations except Bafokeng-Rasimone Platinum Mine, Rustenburg UG2 Phase I Project and Modikwa Platinum Mine all of which are in a production ramp-up phase.

† Cost of sales excluding other costs

RUSTENBURG SECTION

2002 excludes portions of the Brakspruit, Bleskop and Paardekraal shafts that are being expanded as part of the Rustenburg UG2 Phase I Project. These shafts, at a lower level of output, are included in the steady state information for 2001.

Production statistics and efficiency measures

Tons broken	(thousands)	7 014	8 550	(18,0)
Tons milled	(thousands)	7 031	7 733	(9,1)
Built-up head grade	(g/ton)	5,31	5,38	(1,3)
Immediately available ore reserves	(months)	17,0	15,0	13,3
Metres face advance	(per month)	10,7	8,9	20,2
Square metres per employee	(per month)	10,2	10,7	(4,7)
Square metres per stoping and cleaning employee	(per month)	39,9	38,8	2,8
Tons broken per employee		475	493	(3,7)
Average number of mine employees		14 780	17 346	(14,8)
UG2 mined to total output	(%)	2	16	(87,5)
Platinum ounces refined	(thousands)	655,5	719,1	(8,8)
Refined Pt ounces per		44,4	41,5	7,0

employee				
Profitability and cost statistics				
Net sales revenue per Pt ounce sold	(R)	8 438	8 273	2,0
Operating performance				
Cash-on-mine cost per Pt ounce refined	(R)	3 172	3 076	3,1
Cash-on-mine cost per Pt ounce refined	(US$)	303	357	(15,1)
Cash operating costs per Pt ounce refined	(R)	3 822	3 650	4,7
Cash operating costs per Pt ounce refined	(US$)	365	424	(13,9)
Cash operating costs per PGM ounce refined	(R)	2 325	2 233	4,1
Cash operating costs per PGM ounce refined	(US$)	222	259	(14,3)
Operating income statement	(R millions)			
Net sales revenue		5 504,2	5 780,6	(4,8)
Operating cost of sales †		(2 710,0)	(2 787,0)	(2,8)
Operating contribution		2 794,2	2 993,6	(6,7)
Operating margin	%	50,8	51,8	(1,9)
† Cost of sales excluding other costs				

UNION SECTION				
Production statistics and efficiency measures				
Tons broken	(thousands)	3 707	3 694	0,4
Tons milled	(thousands)	4 562	4 466	2,1
Built-up head grade	(g/ton)	4,34	4,40	(1,4)
Immediately available ore reserves	(months)	20,0	16,1	24,2
Metres face advance	(per month)	8,5	7,1	19,7
Square metres per employee	(per month)	7,7	7,8	(1,3)
Square metres per stoping and cleaning employee	(per month)	29,1	29,9	(2,7)

Tons broken per employee		594	582	2,1
Average number of mine employees		6 240	6 342	(1,6)
UG2 mined to total output	(%)	64	60	6,7
Platinum ounces refined	(thousands)	284,7	280,4	1,5
Refined Pt ounces per employee		45,6	44,2	3,2
Profitability and cost statistics				
Net sales revenue per Pt ounce sold	(R)	8 327	8 497	(2,0)
Operating performance				
Cash-on-mine cost per Pt ounce refined	(R)	3 767	3 353	12,3
Cash-on-mine cost per Pt ounce refined	(US$)	360	389	(7,5)
Cash operating costs per Pt ounce refined	(R)	4 246	3 787	12,1
Cash operating costs per Pt ounce refined	(US$)	405	439	(7,7)
Cash operating costs per PGM ounce refined	(R)	2 349	2 102	11,8
Cash operating costs per PGM ounce refined	(US$)	224	244	(8,2)
Operating income statement	(R millions)			
Net sales revenue		2 385,7	2 326,6	2,5
Operating cost of sales †		(1 326,4)	(1 135,7)	16,8
Operating contribution		1,059,3	1 190,9	(11,1)
Operating margin	(%)	44,4	51,2	(13,3)

† Cost of sales excluding other costs

AMANDELBULT SECTION

Production statistics and efficiency measures				
Tons broken	(thousands)	7 539	7 621	(1,1)
Tons milled	(thousands)	7 072	7 086	(0,2)
Built-up head grade	(g/ton)	5,86	5,68	3,2
Immediately available ore reserves	(months)	18,0	18,0	-
Metres face advance	(per month)	10,7	9,3	15,1
Square metres per employee	(per month)	12,7	12,0	5,8
Square metres per stoping and cleaning employee	(per month)	37,5	39,1	(4,1)
Tons broken per employee		785	771	1,8
Average number of mine employees		9 607	9 890	(2,9)
UG2 mined to total output	(%)	44	36	22,2
Platinum ounces refined	(thousands)	711,0	679,3	4,7
Refined Pt ounces per employee		74,0	68,7	7,7
Profitability and cost statistics				
Net sales revenue per Pt ounce sold	(R)	8 305	8 189	1,4
Operating performance				
Cash-on-mine cost per Pt ounce refined	(R)	2 106	1 920	9,7
Cash-on-mine cost per Pt ounce refined	(US$)	201	223	(9,9)
Cash operating costs per Pt ounce refined	(R)	2 533	2 312	9,6
Cash operating costs per Pt ounce refined	(US$)	242	268	(9,7)
Cash operating costs per PGM ounce refined	(R)	1 466	1 340	9,4

Cash operating costs per PGM ounce refined	(US$)	140	155	(9,7)
Operating income statement	(R millions)			
Net sales revenue		5 954,0	5 473,0	8,8
Operating cost of sales †		(2 067,8)	(1 730,4)	19,5
Operating contribution		3 886,2	3 742,6	3,8
Operating margin	(%)	65,3	68,4	(4,6)
† Cost of sales excluding other costs				

POTGIETERSRUST PLATINUMS				
Production statistics and efficiency measures				
Tons mined	(thousands)	39 672	29 631	33,9
Tons milled	(thousands)	4 375	4 270	2,5
Built-up head grade	(g/ton)	3,53	4,38	(19,4)
Stripping ratio		17,7	10,9	62,4
Immediately available ore reserves within the pit	(months)	6,1	3,5	74,3
Tons mined per employee		35 676	27 060	31,8
Average number of mine employees		1 112	1 095	1,6
Platinum ounces refined	(thousands)	165,3	211,1	(21,7)
Refined Pt ounces per employee		148,7	192,8	(22,9)
Profitability and cost statistics				
Net sales revenue per Pt ounce sold	(R)	11 449	12 120	(5,5)
Operating performance				
Cash-on-mine cost per Pt ounce refined	(R)	3 890	2 819	38,0
Cash-on-mine cost per Pt ounce refined	(US$)	371	327	13,5
Cash operating costs per Pt ounce refined	(R)	5 298	3 688	43,7
Cash operating costs per Pt ounce refined	(US$)	506	428	18,2

Cash operating costs per PGM ounce refined	(R)	2 507	1 682	49,0
Cash operating costs per PGM ounce refined	(US$)	239	195	22,6
Operating income statement	(R millions)			
Net sales revenue		1 892,6	2 558,6	(26,0)
Operating cost of sales †		(966,5)	(878,1)	10,1
Operating contribution		926,1	1 680,5	(44,9)
Operating margin	(%)	48,9	65,7	(25,5)
† Cost of sales excluding other costs				

LEBOWA PLATINUM MINES

Production statistics and efficiency measures				
Tons broken	(thousands)	1 919	1 654	16,0
Tons milled	(thousands)	1 547	1 397	10,7
Built-up head grade	(g/ton)	4,46	4,26	4,7
Immediately available ore reserves	(months)	15,6	13,8	13,0
Metres face advance	(per month)	16,2	9,4	72,3
Square metres per employee	(per month)	14,9	13,0	14,6
Square metres per stoping and cleaning employee	(per month)	39,4	39,7	(0,8)
Tons broken per employee		688	607	13,3
Average number of mine employees		2 788	2 723	2,4
UG2 mined to total output	(%)	38	38	-
Platinum ounces refined	(thousands)	102,0	89,1	14,5

Refined Pt ounces per employee		36,6	32,7	11,9
Profitability and cost statistics				
Net sales revenue per Pt ounce sold	(R)	9 685	9 349	3,6
Operating performance				
Cash-on-mine cost per Pt ounce refined	(R)	4 326	4 021	7,6
Cash-on-mine cost per Pt ounce refined	(US$)	413	467	(11,6)
Cash operating costs per Pt ounce refined	(R)	5 027	4 540	10,7
Cash operating costs per Pt ounce refined	(US$)	480	527	(8,9)
Cash operating costs per PGM ounce refined	(R)	2 663	2 498	6,6
Cash operating costs per PGM ounce refined	(US$)	254	290	(12,4)
Operating income statement	(R millions)			
Net sales revenue		987,9	833,0	18,6
Operating cost of sales †		(537,8)	(425,3)	26,5
Operating contribution		450,1	407,7	10,4
Operating margin	(%)	45,6	48,9	(6,7)
† Cost of sales excluding other costs				
BAFOKENG-RASIMONE PLATINUM MINE				
Production statistics and efficiency measures				
Tons broken	(thousands)	2 159	1 256	71,9
Tons milled	(thousands)	2 491	1 892	31,7
Built-up head grade	(g/ton)	4,22	4,42	(4,5)
Immediately available ore reserves	(months)	6,7	7,3	(8,2)
Metres face advance	(per month)	8,9	7,2	23,6

Square metres per employee	(per month)	10,6	7,0	51,4
Square metres per stoping and cleaning employee	(per month)	45,3	29,8	52,0
Tons broken per employee		661	492	34,3
Average number of mine employees		3 267	2 554	27,9
UG2 mined to total output	(%)	13	24	(45,8)
Platinum ounces refined	(thousands)	162,1	130,2	24,5
Refined Pt ounces per employee		49,6	51,0	(2,7)
Profitability and cost statistics				
Net sales revenue per Pt ounce sold	(R)	8 318	7 257	14,6
Operating performance				
Cash-on-mine cost per Pt ounce refined	(R)	4 365	4 142	5,4
Cash-on-mine cost per Pt ounce refined	(US$)	417	481	(13,3)
Cash operating costs per Pt ounce refined	(R)	5 045	4 638	8,8
Cash operating costs per Pt ounce refined	(US$)	481	538	(10,6)
Cash operating costs per PGM ounce refined	(R)	3 127	3 087	1,3
Cash operating costs per PGM ounce refined	(US$)	298	358	(16,8)
Operating income statement	(R millions)			
Net sales revenue		1 358,4	907,1	49,8
Operating cost of sales †		(924,5)	(631,9)	46,3
Operating contribution		433,9	275,2	57,7
Operating margin	(%)	31,9	30,3	5,3

† Cost of sales excluding other costs

RUSTENBURG UG2 PHASE I

PROJECT

The project includes output from the Brakspruit, Bleskop and Paardekraal, as well as the new Waterval shafts, feeding the new 400 ktpm Waterval Concentrator. Milling at the new concentrator commenced in February 2002.

Production statistics and efficiency measures

Tons broken	(thousands)	3 951
Tons milled	(thousands)	3 786
Built-up head grade	(g/ton)	3,24
Immediately available ore reserves	(months)	12,3
Metres face advance	(per month)	54,5
Square metres per employee	(per month)	15,8
Square metres per stoping and cleaning employee	(per month)	41,7
Tons broken per employee		1 155
Average number of mine employees		3 422
UG2 mined to total output	(%)	92
Platinum ounces refined	(thousands)	145,4
Refined Pt ounces per employee		42,5

Profitability and cost statistics

Net sales revenue per Pt ounce sold	(R)	9 030
Operating performance		
Cash-on-mine cost per Pt ounce refined	(R)	5 767
Cash-on-mine cost per Pt ounce refined	(US$)	550
Cash operating costs per Pt ounce refined	(R)	6 415
Cash operating costs per Pt ounce refined	(US$)	612
Cash operating costs per PGM ounce refined	(R)	3 462
Cash operating costs per PGM ounce refined	(US$)	330
Operating income statement	(R millions)	
Net sales revenue		1 306,6
Operating cost of sales †		(855,2)
Operating contribution		451,4
Operating margin	(%)	34,5

† Cost of sales excluding other costs

MODIKWA PLATINUM MINE*

Production statistics and efficiency measures		
Tons broken	(thousands)	459
Tons milled	(thousands)	488
Built-up head grade	(g/ton)	2,52
Immediately available ore reserves	(months)	4,0
Metres face advance	(per month)	11,2
Square metres per employee	(per month)	5,7
Square metres per stoping and cleaning employee	(per month)	18,0

Tons broken per employee		540
Total average number of mine employees		850
UG2 mined to total output	(%)	100
Platinum ounces refined	(thousands)	25,1
Refined Pt ounces per employee		29,5
Profitability and cost statistics		
Net sales revenue per Pt ounce sold	(R)	8 550
Operating performance		
Cash-on-mine cost per Pt ounce refined	(R)	7 179
Cash-on-mine cost per Pt ounce refined	(US$)	685
Cash operating costs per Pt ounce refined	(R)	7 880
Cash operating costs per Pt ounce refined	(US$)	752
Cash operating costs per PGM ounce refined	(R)	3 683
Cash operating costs per PGM ounce refined	(US$)	352
Operating income statement	(R millions)	
Net sales revenue		163,3
Operating cost of sales †		(150,4)
Operating contribution		12,9
Operating margin	(%)	7,9

† Cost of sales excluding other costs

* Represents half of the Modikwa Platinum Mine operation plus the purchase, conversion and sale of 50% of the metals in concentrate

COMMENTARY - 12 months ended December 2002

SAFETY

Under the guidance of the Group's Safety, Health and Environment ("SHE") committee, a sub-committee of the Board, the Group embarked this past year on the most intense and focussed safety programmes in its history. The success of these programmes is evident in a marked reduction in the reported lost-time injury frequency rate per 200 000 hours worked ("LTIFR"), which now stands at 1,2; an improvement of 54% on 2001. Notwithstanding the improvement, the Board regrets to report the death of 26 employees at managed operations during the year. Management will continue to implement and apply all safety programmes in a determined manner.

RESULTS SUMMARY

Refined platinum production for the year of 2,251 million ounces was 6,7 % higher than in the previous year. The bulk of the increase came in the second half of the year when 15,8% more ounces were produced than in the first half.

Gross sales revenue increased as a result of higher sales volumes flowing from the abovementioned increase in production. A lower US dollar price for the basket of metals sold was offset by a weaker average exchange rate over the period. Notwithstanding an increase in the cost of sales for the year, the level of profit achieved by the operations was much the same as for 2001. Profit on metal sales of R9,42 billion declined only marginally from the R9,62 billion achieved in 2001. The weakening of the rand against the US dollar during 2001, and the very weak closing of the rand on 31 December 2001 resulted in translation and revenue repatriation gains in 2001 amounting to R2,44 billion. The much firmer rand at the end of 2002 and its firming trend through the year yielded a translation and revenue repatriation loss of R0,88 billion. This R3,32 billion negative swing is the principal reason for the 29,7% reduction in headline earnings from R8,01 billion in 2001 to R5,63 billion in 2002.

FINANCIAL RESULTS

Gross sales revenue increased by R1,59 billion to R20,29 billion. The increase was the net result of a weaker rand during the year (R3,89 billion increase), an increase in sales volumes following increased production (R1,47 billion increase), offset by a reduction in US dollar revenues for metals sold (R3,77 billion decrease). While the average price for platinum of US$ 544 per ounce was slightly higher than the US$ 526 per ounce achieved in 2001, palladium and rhodium prices achieved were significantly lower at US$ 329 per ounce for palladium (2001: US$ 582) and US$ 831 per ounce for rhodium (2001: US$ 1 610). The US dollar revenue of all metals, expressed per platinum ounce sold, declined 17,4 % to US$ 829 from US$ 1 004 in 2001.

Cost of sales rose by R1,87 billion to R10,13 billion as a combined result of cost increases associated with the existing production base and the increase in production at ramp-up operations.

Costs at steady state operations were well controlled; the cost of sales rose by R0,56 billion, or 7,4 %, to R8,15 billion. It was reported at the interim stage that Potgietersrust was negatively impacted by a low grade ore intrusion, resulting in a very significant reduction in built-up head grade and a 38,0% increase in the cash on-mine cost per refined platinum ounce. Despite this, the

average cash on-mine cost per refined platinum ounce across steady-state operations increased by 9,3%, well below the rate of inflation. This was achieved through stringent cost control, improvements in mining efficiencies and higher concentrator recoveries.

Smelting, treatment and refining costs increased as a result of higher production volumes and the hiring of an additional furnace to treat high chrome slag arising from the increased volume of UG2 smelted. While the hiring of the additional smelter added R112,1 million to costs, causing the cash smelting, treatment and refining cost per refined platinum ounce to rise by 19,1%, the increased production volumes generated by higher metal recoveries contributed revenues which far outweighed these costs.

Including the impact of the lower grade at Potgietersrust and the additional smelting costs, the cash operating cost per refined platinum ounce at steady-state operations ("unit cost") increased by 10,6%, in line with inflation.

The Rustenburg UG2 Phase 1 and Modikwa Platinum projects both commenced operations during the year. Bafokeng-Rasimone increased its production volumes materially, tons milled rising by 31,7%. Together, these operations accounted for R1,31 billion of the increase in the cost of sales. Despite the relatively high unit costs at these operations as they build up to full production, they nevertheless contributed R849,6 million to the profit on metal sales, up from R235,0 million in 2001.

For the first time the Group reflects the cost of purchasing metals in concentrate from joint venture partners. The R121,9 million shown in the income statement relates to the purchase of the African Rainbow Minerals ("ARM") led consortium's share of production from the Modikwa Platinum mine. In 2003 the volume of metal purchased will increase substantially with increased output from Modikwa Platinum and the expected commencement of the Bafokeng-Rasimone Joint Venture.

The increase in the amortisation charge directly reflects the bringing to production of new operating assets.

Gross profit on metal sales fell marginally by 2,0% to R9,42 billion.

Net investment income declined by R184,6 million to R155,7 million as a result of lower cash holdings.

CAPITAL EXPENDITURE

Capital expenditure totalled R5,99 billion (2001: R3,59 billion). Of this, expansion capital expenditure was R3,85 billion (2001: R2,47 billion) and expenditure to maintain operations was R2,14 billion (2001: R1,12 billion). The implementation of the Modikwa Platinum Joint Venture with ARM during the period resulted in ARM refunding the Group an amount of R704 million. The refund was in respect of its share of capital expenditure and interest incurred by the Group on ARM's behalf until alternative finance was arranged by ARM. The financing arrangement facilitated the entry of ARM as a Historically Disadvantaged South African ("HDSA") empowerment party in the joint venture.

CASH RESERVES

Cash and cash equivalents declined R4,21 billion to R1,58 billion. Cash generated by operations amounted to R9,61 billion (2001: R12,58 billion). Payments consisted of dividends totalling R5,36 billion, taxation of R3,30 billion and net investing activities of R5,18 billion. Net investing activities include capital expenditure of R 5,99 billion and a R298,3 million investment in Johnson Matthey Fuel Cells Limited. Receipts included ARM's R704 million reimbursement of

its share of expenditure and interest incurred up to the effective date of the Modikwa Platinum Joint Venture.

SHARE BUY-BACK

The Group did not purchase any of its own shares during the twelve months to 31 December 2002.

OPERATIONS

An operating margin of 54,5% was achieved on steady-state operations. **Amandelbult Section** performed solidly. Head grade and concentrator recovery both improved and the unit cost increase was contained to 9,6%. **Lebowa** also performed well in 2002 and raised it's production, head grade and concentrator recovery. Unit costs rose by 10,7%. **Union Section** maintained production levels despite losing shifts associated with the evaluation of a new employee shift system in co-operation with unions and associations. The mine focussed on upgrading infrastructure and increasing available ore reserves. Unit costs rose by 12,1%. **Rustenburg Section's** reported production declined principally as a result of the incorporation of the Brakspruit, Bleskop and Paardekraal shafts in the Rustenburg UG2 Phase 1 project. Costs on the smaller base were well controlled. In the first half of the year **Potgietersrust** was negatively affected by a drop in mill head grade resulting from a low-grade intrusion in the south pit. An accelerated stripping programme, additional production from a new mini-pit and completion of the Ga-Pila village relocation during the year resulted in an increase in available ore reserves by year end, enhancing future mining flexibility. Costs were well controlled; the cash cost per ton mined fell 16,0% compared to 2001. However, the unit cost per refined ounce increased by 43,7% as a result of the lower grade.

The smelting, treatment and refining operations delivered an excellent performance in terms of throughput, recoveries and pipeline stock management during 2002. The hiring of the additional furnace to treat high chrome slag arisings will cease on commissioning of a new slag cleaning furnace in the second quarter of 2003.

NEW MINERALS LEGISLATION AND EMPOWERMENT OF HISTORICALY DISADVANTAGED SOUTH AFRICANS

As a result of difficulties experienced with the Department of Minerals and Energy in processing applications for mining authorisations, the planned build-up of production to a rate of 3,5 million refined platinum ounces by the end of 2006 was delayed. After re-planning a new production profile was announced in November 2002. Providing no further delays are experienced in the processing of applications, an annual production rate equivalent to 3,5 million refined platinum ounces can still be achieved by the end of 2006.

An agreement has been signed with the Department of Minerals and Energy which will both secure the granting of the mining authorisations necessary to achieve the planned build-up and satisfy the requirements of the Mineral and Petroleum Resources Development Act ("Mineral Resources Act") and Broad Based Economic Empowerment Charter ("Charter"). Anglo Platinum looks forward to the speedy and efficient implementation of the terms of this agreement.

Significant progress has been made in including empowerment groupings in new projects and Anglo Platinum is well on the way to meeting the requisite ownership and attributable production requirements as envisaged by the Mineral Resources Act and Charter. The following transactions have been entered into:

- facilitating the purchase of 22,5% of Northam Platinum by Mvelaphanda Platinum;
- a 50:50 joint venture with a consortium led by ARM in respect of the Modikwa Platinum project; and
- a 50:50 joint venture with the Royal Bafokeng Nation in respect of the Bafokeng-Rasimone Platinum Mine and the Styldrift project, now known as the Bafokeng-Rasimone Joint Venture. Certain suspensive conditions remain outstanding.

Negotiations are in progress with prospective HDSA partners in respect of new mines at Paschaskraal, Booysendal and Pandora.

Anglo Platinum has for many years invested heavily in social upliftment programmes, benefitting the communities around its operations. A total of R74,6 million was spent in 2002, mainly on education and health care programs. Regarding health care, the Anglo American has announced that Group companies will make anti-retroviral treatment ("ART") for AIDS available to employees. Anglo Platinum will be providing ART from 1 March 2003.

The Group is furthermore very active in supporting the development of small and medium enterprises, spending a total of R502 million in 2002.

The Group continues to maintain very close contact with government departments at all levels to enable it to timeously discharge the obligations thus far published in terms of the new Mineral Resources Act and Charter.

NEW PROJECTS ANNOUNCED DURING 2002

Anglo Platinum remains committed to the expansion programme to produce at the rate of 3,5 million ounces of refined platinum per year by the end of 2006 in response to projected market demand. The following major projects were announced in 2002:

- Rustenburg Tailings Retreatment: This entails the construction of a concentrator at Rustenburg to treat tailings from dams in the Klipfontein and Waterval areas. Construction has commenced and operations will start in the first half of 2004. By 2006 steady-state production will be achieved at an average annual rate of 120 000 platinum ounces and 38 000 palladium ounces. Capital expenditure is estimated at R1,6 billion in 2003 money terms. The resource base is sufficient to sustain the operation for 15 years at the planned production rate.
- Rustenburg UG2 Phase 2: This replacement project will exploit the UG2 reef at Rustenburg Section using existing infrastructure at the Frank and Townlands shafts, and two new decline shafts at Boschfontein. In addition the recently completed UG2 Waterval concentrator will be expanded to process the additional 400 000 tons per month of UG2 ore. Full production will amount to 306 000 ounces of refined platinum and 167 000 ounces of refined palladium per year. Capital expenditure is estimated at R3,7 billion in 2003 money terms. The project will commence production in the second half of 2004, and reach full production in 2008.

Projects building up to steady state production are:

- Rustenburg UG2 Phase 1: The project consists of a 400 000 tons per month concentrator processing ore from the new Waterval mine as well as the Brakspruit, Bleskop and Paardekraal shafts. Operations commenced in February 2002. The concentrator was successfully commissioned, achieving a rapid build-up in throughput and exceeding design recoveries. The production build-up from the

Waterval mine has been steep, but was slower than expected due to delays in development caused by congestion underground. Stoping widths in the UG2 areas of the Brakspruit, Bleskop and Paardekraal shafts were increased to include the leader seam and reduce the risk of falls of ground, causing a reduction in head grade. Test work has been done to prove methods of improving the mill feed grade, with implementation to take place during 2003. The project added R451,4 million to the Group's operating contribution for the year under review.

- Modikwa Platinum Mine: The concentrator was commissioned in the second half of the year, and achieved the design throughput of 200 000 tons per month in September 2002. Recoveries were better than planned. The initial stoping performance has been pleasing, and the build-up in ounces produced is in line with the very high targets set for this project.
- Bafokeng-Rasimone: The mine continued to increase development and improve mining efficiencies during 2002, despite difficult geological conditions at South Shaft. Tons milled from underground operations were increased by 81,9% to 1,85 million tons. Refined production rose by 24,5% compared to 2001, and the mine added R433,9 million to the Group's operating contribution.
- The Anglo Platinum Converting Process ("ACP") Project, which will set a new benchmark for the control of sulphur emissions, started its commissioning programme in March 2002. Commissioning has progressed well and at year end the new plant was ready to commence matte converting operations. The existing convertors and acid plant will be retained on standby during the construction of the second ACP reactor, which is scheduled to be commissioned during 2004.
- Polokwane Smelter: construction is complete and commissioning of the control system and plant has commenced. The furnace is planned to start producing matte for despatch to the ACP in May 2003.
- Milling at the expanded Mortimer UG2 concentrator at **Union Section** commenced in July 2002 and design throughput was achieved in October 2002.

DOWNSTREAM INVESTMENT

In the second half of the year Anglo Platinum acquired a 17,5% stake in Johnson Matthey Fuel Cells Limited, the fuel cells component subsidiary of Johnson Matthey plc. This investment enables the Group to pursue its strategy of stimulating demand and growing the market for platinum group metals while at the same time sharing in the returns that are expected to arise from the commercialisation of fuel cells.

DIVIDEND

The Board has declared a final cash dividend of 900 cents (2001: 1 100 cents) per ordinary share. This brings the total dividend for the year to 1 800 cents per share, a decrease of 18,2% compared to the 2 200 cents per share declared in 2001 (excluding the special dividend).

The Group's cash flows may vary considerably during the implementation of the balance of the expansion programme. While Anglo Platinum has historically maintained a dividend cover ratio of 1,7 excluding special dividends, this cover ratio may need to be varied.

PROSPECTS

Continuing strong demand has resulted in thin liquidity in the platinum market, with the price firming as a consequence. With growing demand for diesel vehicles, ever-tightening emissions legislation and China's continuing appetite for platinum jewellery, these conditions are expected to continue for 2003.

Despite reduced Russian shipments of palladium, its price has softened considerably. Reduced demand from the electronics sector coupled with the automotive industry's utilisation of inventory weighed heavily on the palladium price over the past twelve months. These conditions are likely to continue, making a sustained palladium price recovery unlikely.

Refined platinum production is planned to increase to 2,4 million ounces in 2003. Consequent on a planned pipeline increase in the first half of the year resulting from increased production levels, the continuing ramp-up of the ACP and the commissioning of the Polokwane Smelter, the bulk of the increase is expected to arise in the second half of the year.

Notwithstanding the planned increase in production, should US dollar metal prices and the rand remain at current levels, then earnings and dividends for 2003 will be lower than those for 2002.

Report of the independent auditors
To the members of
Anglo American Platinum Corporation Limited
We have audited the summarised consolidated preliminary report of Anglo American Platinum Corporation Limited and its subsidiaries, set out on pages 2 to 11 for the year ended 31 December 2002. This preliminary report is the responsibility of the Company's Directors. Our responsibility is to express an opinion on the financial statements based on our audit.
Scope
We conducted our audit in accordance with the Statements of South African Auditing Standards. These standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes:
• examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements,
• assessing the accounting principals used and significant estimates made by management, and
• evaluating the overall financial statement presentation.
We believe that our audit provides a reasonable basis for our opinion.
Audit opinion
In our opinion the preliminary report fairly present, in all material respects, the financial position of the Group at 31 December 2002, and the results of its operations and cash flows for the year then ended, in accordance with the South African Statements of Generally Accepted Accounting Practice and International Financial Reporting Standards, and in the manner required by the Companies Act in South Africa.
Deloitte & Touche
Registered Accountants and Auditors
Chartered Accountants (SA)
Johannesburg
10 February 2003

Declaration of final ordinary dividend (No. 100)
Notice is hereby given that a final dividend of 900 cents per ordinary share, in the currency of the Republic of South Africa, has been declared in respect of the financial year ended 31 December 2002. The dividend is payable to shareholders recorded in the books of the Company at the close of business on Friday 7 March 2003.
The salient dates for the final ordinary dividend are as follows:

Salient Dates for South Africa and United Kingdom	2003
Last day to trade (cum dividend)	Friday, 28 February
First day of trading (ex dividend)	Monday, 3 March

Currency conversion date (for sterling payments from London)	Tuesday, 4 March
Record date	Friday, 7 March
Date of payment	Wednesday, 12 March

Share certificates may not be dematerialised or re-materialised between Monday 3 March 2003 and Friday 7 March 2003, both days inclusive, nor may transfers take place between the South African and United Kingdom share registers during this period.

On Wednesday 12 March 2003, the dividends will be electronically transferred to the bank accounts of all certificated shareholders where this facility is available. Where electronic fund transfer is not available or desired, cheques dated 12 March 2003 will be posted on that date.

Shareholders who have dematerialised their share certificates will have their accounts at their CSDP or broker credited on 12 March 2003.

Shareholders registered on the United Kingdom section of the register will be paid the dividends in pounds sterling at the rate of exchange determined on Tuesday 4 March 2003.

A further announcement stating the rand/sterling conversion rate will be released through the relevant South African and United Kingdom news services on Wednesday 5 March 2003.

The dividend is payable subject to the customary conditions which may be inspected at or obtained from the Company's registered Johannesburg office or from its London Secretaries.

By order of the Board

C Mutzuris

Company Secretary

Johannesburg

10 February 2003

Administration

EXECUTIVE DIRECTORS

B E Davison (Chairman and Managing Director),

J A Dreyer, D T G Emmett, B E Ngubane,

R H H van Kerckhoven (Belgian), A I Wood (British)

NON-EXECUTIVE DIRECTORS

L Boyd, M W King, W A Nairn, A J Trahar

INDEPENDENT NON-EXECUTIVE DIRECTORS

T A Wixley (Deputy Chairman), C B Brayshaw, T H Nyasulu

ALTERNATE DIRECTORS

A H Calver (British), J M Halhead (British)

P J V Kinver (British), R Pilkington, C B Sheppard, V P Uren

Company Secretary

C Mutzuris
REGISTERED OFFICE
55 Marshall Street, Johannesburg, 2001
(P.O. Box 62179, Marshalltown, 2107)
Facsimile +27 11 373-5111
Telephone +27 11 373-6111
SOUTH AFRICAN REGISTRARS
Computershare Investor Services Limited,
(Registration No. 1958/003546/06),
70 Marshall Street
Johannesburg, 2001
(P.O. Box 61051, Marshalltown, 2107)
Facsimile +27 11 836-0792/6145
Telephone +27 11 370-7700
LONDON SECRETARIES
Anglo American Services (UK) Limited,
20 Carlton House Terrace, London,
SW1Y 5AN, England
Facsimile +44 207 698-8755
Telephone +44 207 698-8888
UNITED KINGDOM REGISTRARS
Capita IRG plc, Balfour House,
390-398 High Road,
Ilford, Essex IG1 1NQ, England
Facsimile +44 207 478-7717
Telephone +44 207 478-8241

ANGLO AMERICAN

News Release

11 February 2003

Anglo American plc ("Anglo American") notification:
Anglo Platinum annual results 2002

Anglo American wishes to draw attention to Anglo Platinum's announcement of their results for the 12 months to 31 December 2002, attached hereto.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

Anglo American Platinum Corporation Limited
("Anglo Platinum")
(Incorporated in the Republic of South Africa)
(Registration number 1946/022452/06)
JSE Code: AMS
ISIN: ZAE000013181

Highlights for the year ended 31 December 2002

Earnings per share (cents)	2 676,0
Final dividend per share (cents)	900,0
Refined Pt oz production	+ 6,7%

Expansion to 3,5 m Pt oz by end 2006
Rustenburg UG2 Phase 1 and Modikwa Platinum Mine projects commissioned
Rustenburg Tailings Re-treatment and Rustenburg UG2 Phase 2 projects announced

Consolidated income statement

R millions	Notes	Audited Year ended 31 December 2002	Audited Year ended 31 December 2001	% Change
Gross sales revenue		20 285,7	18 690,9	
Commissions paid		733,0	812,0	
Net sales revenue		19 552,7	17 878,9	9,4
Cost of sales		10 129,9	8 262,9	22,6
Cash operating costs		8 883,9	7 044,5	
On-mine		7 369,4	5 948,6	
Purchase of metals in concentrate		121,9	-	
Smelting		640,6	441,9	
Treatment and refining		752,0	654,0	
Amortisation of operating assets	9	763,8	498,8	
(Increase)/decrease in metal inventories		(109,1)	45,1	
Other costs		591,3	674,5	
Gross profit on metal sales	5	9 422,8	9 616,0	(2,0)
Other net (expenditure)/income †		(754,7)	2 452,7	
Market development and promotional expenditure		(266,5)	(251,0)	
Operating profit		8 401,6	11 817,7	(28,9)
Net investment income		155,7	340,3	
Income from associates		181,6	170,6	
Profit before taxation		8 738,9	12 328,6	(29,1)
Taxation		2 998,9	4 308,8	(30,4)
Normal		2 319,7	3 562,0	
Current		1 084,8	3 054,0	
Deferred		1 234,9	508,0	
Secondary tax on companies (STC)		679,2	746,8	
Net profit		5 740,0	8 019,8	(28,4)
Headline earnings	2	5 630,4	8 008,2	(29,7)
Number of ordinary shares in issue (millions)		214,9	214,1	
Weighted average number of ordinary shares in issue (millions)		214,5	217,0	

Earnings per share (cents)			
- Basic	2 676,0	3 695,8	(27,6)
- Headline	2 624,9	3 690,4	(28,9)
- Diluted (basic)	2 671,0	3 692,4	(27,7)
- Diluted (headline)	2 620,0	3 687,0	(28,9)
Dividends per share (cents)	1 800,0	2 200,0	(18,2)
- Interim	900,0	1 100,0	
- Final	900,0*	1 100,0	
- Special dividend (cents)	-	500,0	
Dividend cover (headline earnings before special dividend)	1,5	1,7	(11,8)

† Mainly relates to foreign exchange gains and losses

* Proposed dividend

Consolidated balance sheet

R millions	Note	Audited as at 31 December 2002	Audited as at 31 December 2001
ASSETS			
Non-current assets		16 192,3	11 468,5
Property, plant and equipment		10 503,1	7 008,3
Capital work-in-progress		4 941,5	3 912,9
Platinum Producers' Environmental Trust		89,3	69,5
Investment in associates	6	557,6	265,7
Non-current accounts receivable		100,8	212,1
Current assets		4 695,5	9 059,6
Inventories		1 497,8	1 326,4
Accounts receivable		1 617,7	1 946,8
Cash and cash equivalents		1 580,0	5 786,4
Total assets		20 887,8	20 528,1
EQUITY AND LIABILITIES			
Share capital and reserves			
Share capital		21,5	21,4
Share premium		754,0	1 203,6
Accumulated profits before proposed dividends and related secondary tax on companies (STC)		12 193,2	11 296,6
Accumulated profits after proposed dividends and related STC		10 017,3	7 449,0
Proposed ordinary dividends		1 934,1	2 354,0
Proposed special dividend		-	1 070,0
STC in respect of proposed dividends		241,8	423,6
Shareholders' equity		12 968,7	12 521,6
Non-current liabilities		4 580,8	3 266,3
Deferred taxation		3 763,3	2 562,3
Environmental obligations		192,8	174,3
Employees' service benefit obligations		488,3	529,7
Obligations due under finance leases		136,4	-
Current liabilities		3 338,3	4 740,2
Accounts payable		1 893,7	1 731,6
Taxation		1 444,6	3 008,6
Total equity and liabilities		20 887,8	20 528,1

Group statement of changes in equity (audited)

R millions	Share capital	Share premium	Accumulated profits	Total

Balance as at 31 December 2000	21,7	1 836,4	9 856,0	11 714,1
Net profit			8 019,8	8 019,8
Dividends paid in cash			(6 087,4)	(6 087,4)
Share capital issued	0,1	70,7		70,8
Repurchase of ordinary shares	(0,4)	(703,5)	(491,8)	(1 195,7)
Company 2 228 267 shares at cost (cancelled)	(0,2)	(701,4)		(701,6)
Subsidiary 1 673 400 shares at cost	(0,2)		(490,2)	(490,4)
Associated expenditure		(2,1)	(1,6)	(3,7)
Balance as at 31 December 2001	21,4	1 203,6	11 296,6	12 521,6
Net profit			5 740,0	5 740,0
Dividends paid in cash			(5 362,9)	(5 362,9)
Share capital issued	0,1	74,8		74,9
Repurchase of ordinary shares	-	(524,4)	519,5	(4,9)
Cost of shares sold by wholly-owned subsidiary to parent company	0,2		491,8	492,0
Unrealised after tax Group profit on disposal of holding company shares to parent company			27,7	27,7
Shares repurchased by parent company from wholly-owned subsidiary (cancelled)	(0,2)	(524,4)		(524,6)
Balance as at 31 December 2002	21,5	754,0	12 193,2	12 968,7

Consolidated cash flow statement

R millions	Audited Year ended 31 December 2002	Audited Year ended 31 December 2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash receipts from customers	20 004,9	17 700,8
Cash paid to suppliers and employees †	(10 399,6)	(5 122,3)
Cash from operations	9 605,3	12 578,5
Interest paid	(35,4)	(19,9)
Taxation paid	(3 304,1)	(2 588,7)
Net cash from operating activities	6 265,8	9 969,9
CASH FLOWS USED IN INVESTING ACTIVITIES		
Purchase of property, plant and equipment	(5 994,1)	(3 586,1)
To maintain operations	(2 140,9)	(1 117,7)
To expand operations	(3 853,2)	(2 468,4)
Proceeds from sale of property, plant, equipment and mineral rights	778,4	31,7
Associates acquired	(300,3)	(2,4)
Interest received	203,1	373,9
Capital reduction by Northam Platinum Limited	39,0	-
Dividends received	89,7	122,8
Net cash used in investing activities	(5 184,2)	(3 060,1)
CASH FLOWS USED IN FINANCING ACTIVITIES		
Proceeds from the issue of share capital	0,1	0,1
Increase in share premium	74,8	70,7
Own shares purchased	-	(1 195,7)
Payment of long-term borrowings	-	(33,9)
Dividends paid	(5 362,9)	(6 087,4)
Net cash used in financing activities	(5 288,0)	(7 246,2)
Net decrease in cash and cash equivalents	(4 206,4)	(336,4)
Cash and cash equivalents at beginning of year	5 786,4	6 122,8
Cash and cash equivalents at end of year	1 580,0	5 786,4

† Includes foreign exchange gains and losses

Notes to the preliminary report

1. Accounting policies

The preliminary report is prepared on the historical cost basis, except for the revaluation of certain financial instruments that are fairly valued, using accounting policies that comply with International Financial Reporting Standards of the International Accounting Standards Board, as well as South African Statements of Generally Accepted Accounting Practice and the requirements of the South African Companies Act. These accounting policies are consistent with those applied in the previous year. An accounting policy has been added for the accounting treatment of joint ventures as the group entered into a joint venture for the first time during this year. The policy is as follows:

Joint ventures

The Group's interest in jointly controlled entities is accounted for through proportionate consolidation. Under this method the Group includes its share of the joint ventures' individual income and expenses, assets and liabilities in the relevant components of its financial statements on a line-by-line basis.

In respect of its interests in jointly controlled operations, the Group recognises the assets that it controls and the liabilities that it incurs, as well as its share of the income that it earns and the expenses that it incurs from the jointly controlled operation.

	2002	2001
	Rm	Rm
2. Reconciliation between net profit and headline earnings		
Net profit	5 740,0	8 019,8
Adjustments:		
Profit on disposal of mineral rights	(98,0)	-
Negative goodwill amortisation	(11,6)	(11,6)
Headline earnings	5 630,4	8 008,2
3. Contingent liabilities		
Guarantees and suretyships		
Loans granted to employees in respect of housing loans	3,9	5,2
Environmental obligations in respect of uncommissioned expansion projects	9,1	1,3

Letters of comfort have been issued to financial institutions to cover certain banking facilities. There are no encumbrances of Group assets, other than the houses held under finance leases by the Group.

The Group provided guarantees in favour of Changing Tides 166 (Proprietary) Limited, a wholly-owned subsidiary of Group 5 Construction Limited ("Group 5"). The guarantee provides security for lease payments to Group 5 by the

Anglo Platinum Housing Trust ("APHT"). The probability of any obligation arising under this guarantee is considered remote.

The Group provided a guarantee in favour of BoE Merchant Bank Limited ("BoE") for financing provided by BoE to Salene Mining (Proprietary) Limited ("Salene"). The Group provided the guarantee to enable Salene to put mining infrastructure in place. The guarantee is valid until 1 July 2006 or if earlier, on repayment by Salene of the loan. Salene will sell all ore production from the mine to the Group. The facility granted by BoE to Salene is for a maximum amount of R120 million. In the event that BoE calls up the guarantee, the Group holds bonds over sufficient assets of Salene to make good any obligations that may be incurred. It is unlikely that the Group will incur obligations under this guarantee.

4. Capital commitments

Commitments will be funded from existing cash resources, future cash flows and borrowings.

R millions	Mined	Purchase of metals in concentrate	Total
2002 (audited)			
5. Gross profit on metal sales - Segmental information			
Gross sales revenue	20 194,4	91,3	20 285,7
Commissions paid	723,3	9,7	733,0
Net sales revenue	19 471,1	81,6	19 552,7
Cost of sales	10 049,2	80,7	10 129,9
Cash operating costs	8 753,2	130,7	8 883,9
On-mine	7 369,4	-	7 369,4
Purchase of metals in concentrate	-	121,9	121,9
Smelting	633,6	7,0	640,6
Treatment and refining	750,2	1,8	752,0
Amortisation of operating assets	762,8	1,0	763,8
Increase in metal inventories	(55,4)	(53,7)	(109,1)
Other costs	588,6	2,7	591,3
	9 421,9	0,9	9 422,8
2001 (audited)			
Gross sales revenue	18 690,9	-	18 690,9
Commissions paid	812,0	-	812,0
Net sales revenue	17 878,9	-	17 878,9
Cost of sales	8 262,9	-	8 262,9
Cash operating costs	7 044,5	-	7 044,5
On-mine	5 948,6	-	5 948,6
Smelting	441,9	-	441,9
Treatment and refining	654,0	-	654,0
Amortisation of operating assets	498,8	-	498,8
Decrease in metal inventories	45,1	-	45,1
Other costs	674,5	-	674,5
	9 616,0	-	9 616,0

6. Investments in associates		
Unlisted investment in associate		
- Carrying amount	298,3	-
- Directors' valuation: R298,3 million (2001: R nil)		
Listed investment in associate		
- Carrying amount	259,3	265,7
- Market value: R972,8 million (2001: R869,5 million)		
	557,6	265,7
7. Capital expenditure for the year	5 994,1	3 586,1
8. Commitments		
Mining property, plant and equipment		
Contracted for	2 094,3	1 849,0
Not yet contracted for	14 850,6	9 591,7
Authorised by the directors	16 944,9	11 440,7
Allocated for:		
Expansion of capacity	13 913,9	9 345,0
- within one year	5 013,9	2 987,9
- within two to five years	8 900,0	6 357,1
Maintenance of capacity	3 031,0	2 095,7
- within one year	1 570,1	1 073,6
- within two to five years	1 460,9	1 022,1
Other		
Operating lease rentals - premises	38,1	50,6
- within one year	15,2	13,4
- within two to five years	22,9	37,2
Information Technology Service Providers	139,4	209,6
- within one year	42,9	56,0
- within two to five years	96,5	137,7
- thereafter	-	15,9
9. Amortisation and depreciation of property, plant and equipment	797,2	532,8
Amortisation of operating assets	763,8	498,8
Mining	646,1	409,4
Smelting	57,0	38,9
Treatment and refining	57,9	47,7
Decommissioning asset	2,8	2,8

Depreciation - non-mining assets	33,4	34,0
10. Profit on sale of plant, equipment and mineral rights	102,4	9,5

11. Comparative figures

Where appropriate, comparative figures have been reformatted to facilitate comparability.

Supplementary information for convenience of users

Consolidated income statement

UNITED STATES DOLLAR EQUIVALENT

US$ millions	Audited Year ended 31 December 2002	Audited Year ended 31 December 2001	% Change
Gross sales revenue	1 936,1	2 168,8	
Commissions paid	70,0	94,2	
Net sales revenue	1 866,1	2 074,6	(10,1)
Cost of sales	966,7	958,8	0,8
Cash operating costs	847,8	817,4	
On-mine	703,3	690,2	
Purchase of metals in concentrate	11,6	-	
Smelting	61,1	51,3	
Treatment and refining	71,8	75,9	
Amortisation of operating assets	72,9	57,9	
(Increase)/decrease in metal inventories	(10,4)	5,2	
Other costs	56,4	78,3	
Gross profit on metal sales	899,4	1 115,8	(19,4)
Other net (expenditure)/income†	(72,0)	284,6	
Market development and promotional expenditure	(25,4)	(29,1)	
Operating profit	802,0	1 371,3	(41,5)
Net investment income	14,9	39,5	
Income from associates	17,3	19,8	
Profit before taxation	834,2	1 430,6	(41,7)
Taxation	286,1	499,9	
Normal	221,3	413,2	
Current	103,5	354,3	
Deferred	117,8	58,9	
Secondary tax on companies (STC)	64,8	86,7	
Net profit	548,1	930,7	(41,1)
Dividends paid in cash	(511,8)	(706,3)	(27,5)

Exchange rate translation adjustment	391,1	(523,9)	(174,7)
Repurchase of shares by holding company from wholly-owned subsidiary/(Own shares repurchased)	49,6	(57,1)	
Accumulated profits at beginning of year	944,5	1 301,1	(27,4)
Accumulated profits at end of year	1 421,5	944,5	50,5
Average Rand/US$ exchange rate	10,4778	8,6182	
Weighted average number of ordinary shares in issue (millions)	214,5	217,0	(1,2)
Earnings per share (cents)			
- Basic	255,5	428,9	(40,4)
- Headline	250,5	428,2	(41,5)
- Diluted (basic)	254,9	428,4	(40,5)
- Diluted (headline)	250,1	427,8	(41,5)
Dividends per share (cents)	171,8	255,2	
- Interim	85,9	127,6	
- Final	85,9*	127,6	
Special dividend (cents)	-	58,0	

Income statement items were translated at the average exchange rate for the year.

† Mainly relates to foreign exchange gains and losses.

* Proposed dividend

Supplementary information for convenience of users

Consolidated balance sheet

UNITED STATES DOLLAR EQUIVALENT

US$ millions	Audited as at 31 December 2002	Audited as at 31 December 2001
ASSETS		
Non-current assets	1 887,8	958,7
Property, plant and equipment	1 224,5	585,9
Capital work-in-progress	576,1	327,1
Platinum Producers' Environmental Trust	10,4	5,8
Investment in associates	65,0	22,2
Non-current accounts receivable	11,8	17,7
Current assets	547,4	757,5
Inventories	174,6	110,9
Accounts receivable	188,6	162,8
Cash and cash equivalents	184,2	483,8
Total assets	2 435,2	1 716,2
EQUITY AND LIABILITIES		
Share capital and reserves		
Share capital	2,5	1,8
Share premium	87,9	100,6
Accumulated profits before proposed dividends and related secondary tax on companies (STC)	1 421,5	944,5
Accumulated profits after proposed dividends and related STC	1 167,8	622,8
Proposed ordinary dividends	225,5	196,8
Proposed special dividend	-	89,5
STC in respect of proposed dividends	28,2	35,4
Shareholders' equity	1 511,9	1 046,9
Non-current liabilities	534,0	273,1
Deferred taxation	438,7	214,2
Environmental obligations	22,5	14,6
Employees' service benefit obligations	56,9	44,3
Obligations due under finance leases	15,9	-
Current liabilities	389,3	396,2
Accounts payable	220,9	144,7
Taxation	168,4	251,5
Total equity and liabilities	2 435,2	1 716,2
Closing Rand/US$ exchange rate	8,5775	11,9610

Balance sheet items have been translated at the closing rate.

Supplementary information for convenience of users

Consolidated cash flow statement

UNITED STATES DOLLAR EQUIVALENT

US$ millions	Audited year ended 31 December 2002	Audited year ended 31 December 2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash receipts from customers	1 909,3	2 053,9
Cash paid to suppliers and employees †	(992,6)	(594,4)
Cash from operations	916,7	1 459,5
Interest paid	(3,4)	(2,3)
Taxation paid	(315,2)	(300,3)
Net cash from operating activities	598,1	1 156,9
CASH FLOWS USED IN INVESTING ACTIVITIES		
Purchase of property, plant and equipment	(572,0)	(416,1)
To maintain operations	(204,3)	(129,7)
To expand operations	(367,7)	(286,4)
Proceeds from sale of property, plant, equipment and mineral rights	74,3	3,7
Associates acquired	(28,7)	(0,3)
Interest received	19,4	43,4
Capital reduction by Northam Platinum Limited	3,7	-
Dividends received	8,6	14,2
Net cash used in investing activities	(494,7)	(355,1)
CASH FLOWS USED IN FINANCING ACTIVITIES		
Proceeds from the issue of share capital	-*	-*
Increase in share premium	7,1	8,2
Own shares purchased	-	(138,7)
Payment of long-term borrowings	-	(3,9)
Dividends paid	(511,8)	(706,3)
Net cash used in financing activities	(504,7)	(840,7)
Net decrease in cash and cash equivalents	(401,3)	(38,9)
Exchange rate translation adjustment	101,7	(285,6)
Cash and cash equivalents at beginning of year	483,8	808,3
Cash and cash equivalents at end of year	184,2	483,8
Average Rand/US$ exchange rate	10,4778	8,6182

Cash flow items were translated at the average exchange rate for the year.

† Includes foreign exchange gains and losses.

* Less than US$50 000

Supplementary information

Consolidated statistics (Unaudited)

	31	31	%

Total operations		December 2002	December 2001	Change
Marketing statistics				
Average market prices achieved				
Platinum	(US$/oz)	544	526	3,4
Palladium	(US$/oz)	329	582	(43,5)
Rhodium	(US$/oz)	831	1 610	(48,4)
Nickel	(US$/lb)	3,03	2,65	14,3
Net sales revenue per Pt ounce sold	(US$)	829	1 004	(17,4)
Platinum	(R/oz)	5 567	4 531	22,9
Palladium	(R/oz)	3 403	4 936	(31,1)
Rhodium	(R/oz)	8 683	13 410	(35,2)
Nickel	(R/lb)	31,92	23,14	37,9
Net sales revenue per Pt ounce sold	(R)	8 690	8 654	0,4
Average Pt exchange rates achieved	(R : $)	10,2422	8,6184	18,8
Exchange rates at end of period	(R : $)	8,5775	11,9610	(28,3)
Profitability statistics				
Gross sales revenue per ton milled	(R)	703	696	1,0
Gross profit margin	(%)	46,5	51,4	(9,5)
Earnings before interest, taxation, depreciation and amortisation (EBITDA)	(R millions)	9 368,4	12 507,4	(25,1)
Operating profit to average operating assets	(%)	66,3	120,0	(44,7)
Return on average shareholders' equity	(%)	45,0	66,2	(32,0)
Return on capital employed	(%)	43,4	64,0	(32,2)
Refined production for mining operations				
Platinum	(thousands) (oz)	2 238,5	2 109,2	6,1

Palladium	(thousands) (oz)	1 103,1	1 049,0	5,2
Rhodium	(thousands) (oz)	210,0	200,4	4,8
Gold	(thousands) (oz)	106,7	102,2	4,4
Nickel	(thousands) (tons)	19,4	19,5	(0,5)
Copper	(thousands) (tons)	10,5	10,8	(2,8)
PGM's	(thousands) (oz)	3 920,6	3 673,6	6,7
Refined production from purchased metals in concentrate				
Platinum	(thousands) (oz)	12,6		
Palladium	(thousands) (oz)	12,2		
Rhodium	(thousands) (oz)	1,7		
Gold	(thousands) (oz)	0,4		
PGM's	(thousands) (oz)	27,0		
Total refined production				
Platinum	(thousands) (oz)	2 251,1	2 109,2	6,7
Palladium	(thousands) (oz)	1 115,3	1 049,0	6,3
Rhodium	(thousands) (oz)	211,7	200,4	5,6
Gold	(thousands) (oz)	107,1	102,2	4,8
Nickel	(thousands) (tons)	19,4	19,5	(0,5)
Copper	(thousands) (tons)	10,5	10,8	(2,8)
PGM's	(thousands) (oz)	3 947,6	3 673,6	7,5
Analysis of operating contribution by mine	(R millions)			
Rustenburg Section		2 794,2	2 993,6	(6,7)
Union Section		1 059,3	1 190,9	(11,1)
Amandelbult Section		3 886,2	3 742,6	3,8
Potgietersrust Platinums		926,1	1 680,5	(44,9)
Lebowa Platinum Mines		450,1	407,7	10,4
Steady state operating contribution		9 115,9	10 015,3	(9,0)
Bafokeng-Rasimone Platinum Mine		433,9	275,2	57,7
Rustenburg UG2 Phase I Project		451,4		

Modikwa Platinum Mine		12,9		
Consolidated operating contribution - all operations		10 014,1	10 290,5	(2,7)
Other costs		591,3	674,5	(12,3)
Gross profit on metal sales		9 422,8	9 616,0	(2,0)
Production statistics and efficiency measures				
Tons mined - PPRust (opencast)	(thousands)	39 672	29 631	33,9
Tons broken - underground mines	(thousands)	20 179	21 519	(6,2)
Tons milled	(thousands)	24 587	24 952	(1,5)
Built-up head grade	(g/ton)	4,91	5,06	(3,0)
Immediately available ore reserves	(months)	15,4	14,2	8,5
Metres face advance	(per month)	11,0	8,8	25,0
Square metres per employee	(per month)	11,0	10,7	2,8
Square metres per stoping and cleaning employee	(per month)	37,2	37,6	(1,1)

Tons broken per employee - underground mines		604	593	1,9
Tons mined per employee - PPRust		35 676	27 060	31,8
Total average number of mine employees		34 527	37 396	(7,7)
Average number of mine employees - underground mines		33 415	36 301	(8,0)
- opencast mine (PPRust)		1 112	1 095	1,6
UG2 mined to total output	(%)	28	28	-
Platinum ounces refined	(thousands)	1 918,5	1 979,0	(3,1)
Refined Pt ounces per employee		55,6	52,9	5,1
Profitability and cost statistics				
Net sales revenue per Pt ounce sold	(R)	8 697	8 744	(0,5)
Operating performance				
Cash-on-mine cost per Pt ounce refined	(R)	2 988	2 733	9,3
Cash-on-mine cost per Pt ounce refined	(US$)	285	317	(10,1)
Cash operating costs per Pt ounce refined	(R)	3 599	3 254	10,6
Cash operating costs per Pt ounce refined	(US$)	343	378	(9,3)
Cash operating costs per PGM ounce refined	(R)	2 053	1 852	10,9

Cash operating costs per PGM ounce refined	(US$)	196	215	(8,8)
Operating income statement	(R millions)			
Net sales revenue		16 724,4	16 971,8	(1,5)
Operating cost of sales †		(7 608,5)	(6 956,5)	9,4
Operating contribution		9 115,9	10 015,3	(9,0)
Operating margin	(%)	54,5	59,0	(7,6)

* Includes all operations except Bafokeng-Rasimone Platinum Mine, Rustenburg UG2 Phase I Project and Modikwa Platinum Mine all of which are in a production ramp-up phase.

† Cost of sales excluding other costs

RUSTENBURG SECTION

2002 excludes portions of the Brakspruit, Bleskop and Paardekraal shafts that are being expanded as part of the Rustenburg UG2 Phase I Project. These shafts, at a lower level of output, are included in the steady state information for 2001.

Production statistics and efficiency measures

Tons broken	(thousands)	7 014	8 550	(18,0)
Tons milled	(thousands)	7 031	7 733	(9,1)
Built-up head grade	(g/ton)	5,31	5,38	(1,3)
Immediately available ore reserves	(months)	17,0	15,0	13,3
Metres face advance	(per month)	10,7	8,9	20,2
Square metres per employee	(per month)	10,2	10,7	(4,7)
Square metres per stoping and cleaning employee	(per month)	39,9	38,8	2,8
Tons broken per employee		475	493	(3,7)
Average number of mine employees		14 780	17 346	(14,8)
UG2 mined to total output	(%)	2	16	(87,5)
Platinum ounces refined	(thousands)	655,5	719,1	(8,8)
Refined Pt ounces per		44,4	41,5	7,0

employee				
Profitability and cost statistics				
Net sales revenue per Pt ounce sold	(R)	8 438	8 273	2,0
Operating performance				
Cash-on-mine cost per Pt ounce refined	(R)	3 172	3 076	3,1
Cash-on-mine cost per Pt ounce refined	(US$)	303	357	(15,1)
Cash operating costs per Pt ounce refined	(R)	3 822	3 650	4,7
Cash operating costs per Pt ounce refined	(US$)	365	424	(13,9)
Cash operating costs per PGM ounce refined	(R)	2 325	2 233	4,1
Cash operating costs per PGM ounce refined	(US$)	222	259	(14,3)
Operating income statement	(R millions)			
Net sales revenue		5 504,2	5 780,6	(4,8)
Operating cost of sales †		(2 710,0)	(2 787,0)	(2,8)
Operating contribution		2 794,2	2 993,6	(6,7)
Operating margin	%	50,8	51,8	(1,9)
† Cost of sales excluding other costs				

UNION SECTION				
Production statistics and efficiency measures				
Tons broken	(thousands)	3 707	3 694	0,4
Tons milled	(thousands)	4 562	4 466	2,1
Built-up head grade	(g/ton)	4,34	4,40	(1,4)
Immediately available ore reserves	(months)	20,0	16,1	24,2
Metres face advance	(per month)	8,5	7,1	19,7
Square metres per employee	(per month)	7,7	7,8	(1,3)
Square metres per stoping and cleaning employee	(per month)	29,1	29,9	(2,7)

Tons broken per employee		594	582	2,1
Average number of mine employees		6 240	6 342	(1,6)
UG2 mined to total output	(%)	64	60	6,7
Platinum ounces refined	(thousands)	284,7	280,4	1,5
Refined Pt ounces per employee		45,6	44,2	3,2
Profitability and cost statistics				
Net sales revenue per Pt ounce sold	(R)	8 327	8 497	(2,0)
Operating performance				
Cash-on-mine cost per Pt ounce refined	(R)	3 767	3 353	12,3
Cash-on-mine cost per Pt ounce refined	(US$)	360	389	(7,5)
Cash operating costs per Pt ounce refined	(R)	4 246	3 787	12,1
Cash operating costs per Pt ounce refined	(US$)	405	439	(7,7)
Cash operating costs per PGM ounce refined	(R)	2 349	2 102	11,8
Cash operating costs per PGM ounce refined	(US$)	224	244	(8,2)
Operating income statement	(R millions)			
Net sales revenue		2 385,7	2 326,6	2,5
Operating cost of sales †		(1 326,4)	(1 135,7)	16,8
Operating contribution		1,059,3	1 190,9	(11,1)
Operating margin	(%)	44,4	51,2	(13,3)

† Cost of sales excluding other costs

AMANDELBULT SECTION

Production statistics and efficiency measures				
Tons broken	(thousands)	7 539	7 621	(1,1)
Tons milled	(thousands)	7 072	7 086	(0,2)
Built-up head grade	(g/ton)	5,86	5,68	3,2
Immediately available ore reserves	(months)	18,0	18,0	-
Metres face advance	(per month)	10,7	9,3	15,1
Square metres per employee	(per month)	12,7	12,0	5,8
Square metres per stoping and cleaning employee	(per month)	37,5	39,1	(4,1)
Tons broken per employee		785	771	1,8
Average number of mine employees		9 607	9 890	(2,9)
UG2 mined to total output	(%)	44	36	22,2
Platinum ounces refined	(thousands)	711,0	679,3	4,7
Refined Pt ounces per employee		74,0	68,7	7,7
Profitability and cost statistics				
Net sales revenue per Pt ounce sold	(R)	8 305	8 189	1,4
Operating performance				
Cash-on-mine cost per Pt ounce refined	(R)	2 106	1 920	9,7
Cash-on-mine cost per Pt ounce refined	(US$)	201	223	(9,9)
Cash operating costs per Pt ounce refined	(R)	2 533	2 312	9,6
Cash operating costs per Pt ounce refined	(US$)	242	268	(9,7)
Cash operating costs per PGM ounce refined	(R)	1 466	1 340	9,4

Cash operating costs per PGM ounce refined	(US$)	140	155	(9,7)
Operating income statement	(R millions)			
Net sales revenue		5 954,0	5 473,0	8,8
Operating cost of sales †		(2 067,8)	(1 730,4)	19,5
Operating contribution		3 886,2	3 742,6	3,8
Operating margin	(%)	65,3	68,4	(4,6)
† Cost of sales excluding other costs				

POTGIETERSRUST PLATINUMS

Production statistics and efficiency measures				
Tons mined	(thousands)	39 672	29 631	33,9
Tons milled	(thousands)	4 375	4 270	2,5
Built-up head grade	(g/ton)	3,53	4,38	(19,4)
Stripping ratio		17,7	10,9	62,4
Immediately available ore reserves within the pit	(months)	6,1	3,5	74,3
Tons mined per employee		35 676	27 060	31,8
Average number of mine employees		1 112	1 095	1,6
Platinum ounces refined	(thousands)	165,3	211,1	(21,7)
Refined Pt ounces per employee		148,7	192,8	(22,9)
Profitability and cost statistics				
Net sales revenue per Pt ounce sold	(R)	11 449	12 120	(5,5)
Operating performance				
Cash-on-mine cost per Pt ounce refined	(R)	3 890	2 819	38,0
Cash-on-mine cost per Pt ounce refined	(US$)	371	327	13,5
Cash operating costs per Pt ounce refined	(R)	5 298	3 688	43,7
Cash operating costs per Pt ounce refined	(US$)	506	428	18,2

Cash operating costs per PGM ounce refined	(R)	2 507	1 682	49,0
Cash operating costs per PGM ounce refined	(US$)	239	195	22,6
Operating income statement	(R millions)			
Net sales revenue		1 892,6	2 558,6	(26,0)
Operating cost of sales †		(966,5)	(878,1)	10,1
Operating contribution		926,1	1 680,5	(44,9)
Operating margin	(%)	48,9	65,7	(25,5)
† Cost of sales excluding other costs				

LEBOWA PLATINUM MINES

Production statistics and efficiency measures				
Tons broken	(thousands)	1 919	1 654	16,0
Tons milled	(thousands)	1 547	1 397	10,7
Built-up head grade	(g/ton)	4,46	4,26	4,7
Immediately available ore reserves	(months)	15,6	13,8	13,0
Metres face advance	(per month)	16,2	9,4	72,3
Square metres per employee	(per month)	14,9	13,0	14,6
Square metres per stoping and cleaning employee	(per month)	39,4	39,7	(0,8)
Tons broken per employee		688	607	13,3
Average number of mine employees		2 788	2 723	2,4
UG2 mined to total output	(%)	38	38	-
Platinum ounces refined	(thousands)	102,0	89,1	14,5

Refined Pt ounces per employee		36,6	32,7	11,9
Profitability and cost statistics				
Net sales revenue per Pt ounce sold	(R)	9 685	9 349	3,6
Operating performance				
Cash-on-mine cost per Pt ounce refined	(R)	4 326	4 021	7,6
Cash-on-mine cost per Pt ounce refined	(US$)	413	467	(11,6)
Cash operating costs per Pt ounce refined	(R)	5 027	4 540	10,7
Cash operating costs per Pt ounce refined	(US$)	480	527	(8,9)
Cash operating costs per PGM ounce refined	(R)	2 663	2 498	6,6
Cash operating costs per PGM ounce refined	(US$)	254	290	(12,4)
Operating income statement	(R millions)			
Net sales revenue		987,9	833,0	18,6
Operating cost of sales †		(537,8)	(425,3)	26,5
Operating contribution		450,1	407,7	10,4
Operating margin	(%)	45,6	48,9	(6,7)

† Cost of sales excluding other costs

BAFOKENG-RASIMONE PLATINUM MINE

Production statistics and efficiency measures				
Tons broken	(thousands)	2 159	1 256	71,9
Tons milled	(thousands)	2 491	1 892	31,7
Built-up head grade	(g/ton)	4,22	4,42	(4,5)
Immediately available ore reserves	(months)	6,7	7,3	(8,2)
Metres face advance	(per month)	8,9	7,2	23,6

Square metres per employee	(per month)	10,6	7,0	51,4
Square metres per stoping and cleaning employee	(per month)	45,3	29,8	52,0
Tons broken per employee		661	492	34,3
Average number of mine employees		3 267	2 554	27,9
UG2 mined to total output	(%)	13	24	(45,8)
Platinum ounces refined	(thousands)	162,1	130,2	24,5
Refined Pt ounces per employee		49,6	51,0	(2,7)
Profitability and cost statistics				
Net sales revenue per Pt ounce sold	(R)	8 318	7 257	14,6
Operating performance				
Cash-on-mine cost per Pt ounce refined	(R)	4 365	4 142	5,4
Cash-on-mine cost per Pt ounce refined	(US$)	417	481	(13,3)
Cash operating costs per Pt ounce refined	(R)	5 045	4 638	8,8
Cash operating costs per Pt ounce refined	(US$)	481	538	(10,6)
Cash operating costs per PGM ounce refined	(R)	3 127	3 087	1,3
Cash operating costs per PGM ounce refined	(US$)	298	358	(16,8)
Operating income statement	(R millions)			
Net sales revenue		1 358,4	907,1	49,8
Operating cost of sales †		(924,5)	(631,9)	46,3
Operating contribution		433,9	275,2	57,7
Operating margin	(%)	31,9	30,3	5,3

† Cost of sales excluding other costs

RUSTENBURG UG2 PHASE I

PROJECT

The project includes output from the Brakspruit, Bleskop and Paardekraal, as well as the new Waterval shafts, feeding the new 400 ktpm Waterval Concentrator. Milling at the new concentrator commenced in February 2002.

Production statistics and efficiency measures

Tons broken	(thousands)	3 951
Tons milled	(thousands)	3 786
Built-up head grade	(g/ton)	3,24
Immediately available ore reserves	(months)	12,3
Metres face advance	(per month)	54,5
Square metres per employee	(per month)	15,8
Square metres per stoping and cleaning employee	(per month)	41,7
Tons broken per employee		1 155
Average number of mine employees		3 422
UG2 mined to total output	(%)	92
Platinum ounces refined	(thousands)	145,4
Refined Pt ounces per employee		42,5

Profitability and cost statistics

Net sales revenue per Pt ounce sold	(R)	9 030
Operating performance		
Cash-on-mine cost per Pt ounce refined	(R)	5 767
Cash-on-mine cost per Pt ounce refined	(US$)	550
Cash operating costs per Pt ounce refined	(R)	6 415
Cash operating costs per Pt ounce refined	(US$)	612
Cash operating costs per PGM ounce refined	(R)	3 462
Cash operating costs per PGM ounce refined	(US$)	330
Operating income statement	(R millions)	
Net sales revenue		1 306,6
Operating cost of sales †		(855,2)
Operating contribution		451,4
Operating margin	(%)	34,5

† Cost of sales excluding other costs

MODIKWA PLATINUM MINE*

Production statistics and efficiency measures		
Tons broken	(thousands)	459
Tons milled	(thousands)	488
Built-up head grade	(g/ton)	2,52
Immediately available ore reserves	(months)	4,0
Metres face advance	(per month)	11,2
Square metres per employee	(per month)	5,7
Square metres per stoping and cleaning employee	(per month)	18,0

Tons broken per employee		540
Total average number of mine employees		850
UG2 mined to total output	(%)	100
Platinum ounces refined	(thousands)	25,1
Refined Pt ounces per employee		29,5
Profitability and cost statistics		
Net sales revenue per Pt ounce sold	(R)	8 550
Operating performance		
Cash-on-mine cost per Pt ounce refined	(R)	7 179
Cash-on-mine cost per Pt ounce refined	(US$)	685
Cash operating costs per Pt ounce refined	(R)	7 880
Cash operating costs per Pt ounce refined	(US$)	752
Cash operating costs per PGM ounce refined	(R)	3 683
Cash operating costs per PGM ounce refined	(US$)	352
Operating income statement	(R millions)	
Net sales revenue		163,3
Operating cost of sales †		(150,4)
Operating contribution		12,9
Operating margin	(%)	7,9

† Cost of sales excluding other costs

* Represents half of the Modikwa Platinum Mine operation plus the purchase, conversion and sale of 50% of the metals in concentrate

COMMENTARY - 12 months ended December 2002

SAFETY

Under the guidance of the Group's Safety, Health and Environment ("SHE") committee, a sub-committee of the Board, the Group embarked this past year on the most intense and focussed safety programmes in its history. The success of these programmes is evident in a marked reduction in the reported lost-time injury frequency rate per 200 000 hours worked ("LTIFR"), which now stands at 1,2; an improvement of 54% on 2001. Notwithstanding the improvement, the Board regrets to report the death of 26 employees at managed operations during the year. Management will continue to implement and apply all safety programmes in a determined manner.

RESULTS SUMMARY

Refined platinum production for the year of 2,251 million ounces was 6,7 % higher than in the previous year. The bulk of the increase came in the second half of the year when 15,8% more ounces were produced than in the first half.

Gross sales revenue increased as a result of higher sales volumes flowing from the abovementioned increase in production. A lower US dollar price for the basket of metals sold was offset by a weaker average exchange rate over the period. Notwithstanding an increase in the cost of sales for the year, the level of profit achieved by the operations was much the same as for 2001. Profit on metal sales of R9,42 billion declined only marginally from the R9,62 billion achieved in 2001. The weakening of the rand against the US dollar during 2001, and the very weak closing of the rand on 31 December 2001 resulted in translation and revenue repatriation gains in 2001 amounting to R2,44 billion. The much firmer rand at the end of 2002 and its firming trend through the year yielded a translation and revenue repatriation loss of R0,88 billion. This R3,32 billion negative swing is the principal reason for the 29,7% reduction in headline earnings from R8,01 billion in 2001 to R5,63 billion in 2002.

FINANCIAL RESULTS

Gross sales revenue increased by R1,59 billion to R20,29 billion. The increase was the net result of a weaker rand during the year (R3,89 billion increase), an increase in sales volumes following increased production (R1,47 billion increase), offset by a reduction in US dollar revenues for metals sold (R3,77 billion decrease). While the average price for platinum of US$ 544 per ounce was slightly higher than the US$ 526 per ounce achieved in 2001, palladium and rhodium prices achieved were significantly lower at US$ 329 per ounce for palladium (2001: US$ 582) and US$ 831 per ounce for rhodium (2001: US$ 1 610). The US dollar revenue of all metals, expressed per platinum ounce sold, declined 17,4 % to US$ 829 from US$ 1 004 in 2001.

Cost of sales rose by R1,87 billion to R10,13 billion as a combined result of cost increases associated with the existing production base and the increase in production at ramp-up operations.

Costs at steady state operations were well controlled; the cost of sales rose by R0,56 billion, or 7,4 %, to R8,15 billion. It was reported at the interim stage that Potgietersrust was negatively impacted by a low grade ore intrusion, resulting in a very significant reduction in built-up head grade and a 38,0% increase in the cash on-mine cost per refined platinum ounce. Despite this, the

average cash on-mine cost per refined platinum ounce across steady-state operations increased by 9,3%, well below the rate of inflation. This was achieved through stringent cost control, improvements in mining efficiencies and higher concentrator recoveries.

Smelting, treatment and refining costs increased as a result of higher production volumes and the hiring of an additional furnace to treat high chrome slag arising from the increased volume of UG2 smelted. While the hiring of the additional smelter added R112,1 million to costs, causing the cash smelting, treatment and refining cost per refined platinum ounce to rise by 19,1%, the increased production volumes generated by higher metal recoveries contributed revenues which far outweighed these costs.

Including the impact of the lower grade at Potgietersrust and the additional smelting costs, the cash operating cost per refined platinum ounce at steady-state operations ("unit cost") increased by 10,6%, in line with inflation.

The Rustenburg UG2 Phase 1 and Modikwa Platinum projects both commenced operations during the year. Bafokeng-Rasimone increased its production volumes materially, tons milled rising by 31,7%. Together, these operations accounted for R1,31 billion of the increase in the cost of sales. Despite the relatively high unit costs at these operations as they build up to full production, they nevertheless contributed R849,6 million to the profit on metal sales, up from R235,0 million in 2001.

For the first time the Group reflects the cost of purchasing metals in concentrate from joint venture partners. The R121,9 million shown in the income statement relates to the purchase of the African Rainbow Minerals ("ARM") led consortium's share of production from the Modikwa Platinum mine. In 2003 the volume of metal purchased will increase substantially with increased output from Modikwa Platinum and the expected commencement of the Bafokeng-Rasimone Joint Venture.

The increase in the amortisation charge directly reflects the bringing to production of new operating assets.

Gross profit on metal sales fell marginally by 2,0% to R9,42 billion.

Net investment income declined by R184,6 million to R155,7 million as a result of lower cash holdings.

CAPITAL EXPENDITURE

Capital expenditure totalled R5,99 billion (2001: R3,59 billion). Of this, expansion capital expenditure was R3,85 billion (2001: R2,47 billion) and expenditure to maintain operations was R2,14 billion (2001: R1,12 billion). The implementation of the Modikwa Platinum Joint Venture with ARM during the period resulted in ARM refunding the Group an amount of R704 million. The refund was in respect of its share of capital expenditure and interest incurred by the Group on ARM's behalf until alternative finance was arranged by ARM. The financing arrangement facilitated the entry of ARM as a Historically Disadvantaged South African ("HDSA") empowerment party in the joint venture.

CASH RESERVES

Cash and cash equivalents declined R4,21 billion to R1,58 billion. Cash generated by operations amounted to R9,61 billion (2001: R12,58 billion). Payments consisted of dividends totalling R5,36 billion, taxation of R3,30 billion and net investing activities of R5,18 billion. Net investing activities include capital expenditure of R 5,99 billion and a R298,3 million investment in Johnson Matthey Fuel Cells Limited. Receipts included ARM's R704 million reimbursement of

its share of expenditure and interest incurred up to the effective date of the Modikwa Platinum Joint Venture.

SHARE BUY-BACK

The Group did not purchase any of its own shares during the twelve months to 31 December 2002.

OPERATIONS

An operating margin of 54,5% was achieved on steady-state operations. **Amandelbult Section** performed solidly. Head grade and concentrator recovery both improved and the unit cost increase was contained to 9,6%. **Lebowa** also performed well in 2002 and raised it's production, head grade and concentrator recovery. Unit costs rose by 10,7%. **Union Section** maintained production levels despite losing shifts associated with the evaluation of a new employee shift system in co-operation with unions and associations. The mine focussed on upgrading infrastructure and increasing available ore reserves. Unit costs rose by 12,1%. **Rustenburg Section's** reported production declined principally as a result of the incorporation of the Brakspruit, Bleskop and Paardekraal shafts in the Rustenburg UG2 Phase 1 project. Costs on the smaller base were well controlled. In the first half of the year **Potgietersrust** was negatively affected by a drop in mill head grade resulting from a low-grade intrusion in the south pit. An accelerated stripping programme, additional production from a new mini-pit and completion of the Ga-Pila village relocation during the year resulted in an increase in available ore reserves by year end, enhancing future mining flexibility. Costs were well controlled; the cash cost per ton mined fell 16,0% compared to 2001. However, the unit cost per refined ounce increased by 43,7% as a result of the lower grade.

The smelting, treatment and refining operations delivered an excellent performance in terms of throughput, recoveries and pipeline stock management during 2002. The hiring of the additional furnace to treat high chrome slag arisings will cease on commissioning of a new slag cleaning furnace in the second quarter of 2003.

NEW MINERALS LEGISLATION AND EMPOWERMENT OF HISTORICALY DISADVANTAGED SOUTH AFRICANS

As a result of difficulties experienced with the Department of Minerals and Energy in processing applications for mining authorisations, the planned build-up of production to a rate of 3,5 million refined platinum ounces by the end of 2006 was delayed. After re-planning a new production profile was announced in November 2002. Providing no further delays are experienced in the processing of applications, an annual production rate equivalent to 3,5 million refined platinum ounces can still be achieved by the end of 2006.

An agreement has been signed with the Department of Minerals and Energy which will both secure the granting of the mining authorisations necessary to achieve the planned build-up and satisfy the requirements of the Mineral and Petroleum Resources Development Act ("Mineral Resources Act") and Broad Based Economic Empowerment Charter ("Charter"). Anglo Platinum looks forward to the speedy and efficient implementation of the terms of this agreement.

Significant progress has been made in including empowerment groupings in new projects and Anglo Platinum is well on the way to meeting the requisite ownership and attributable production requirements as envisaged by the Mineral Resources Act and Charter. The following transactions have been entered into:

- facilitating the purchase of 22,5% of Northam Platinum by Mvelaphanda Platinum;
- a 50:50 joint venture with a consortium led by ARM in respect of the Modikwa Platinum project; and
- a 50:50 joint venture with the Royal Bafokeng Nation in respect of the Bafokeng-Rasimone Platinum Mine and the Styldrift project, now known as the Bafokeng-Rasimone Joint Venture. Certain suspensive conditions remain outstanding.

Negotiations are in progress with prospective HDSA partners in respect of new mines at Paschaskraal, Booysendal and Pandora.

Anglo Platinum has for many years invested heavily in social upliftment programmes, benefitting the communities around its operations. A total of R74,6 million was spent in 2002, mainly on education and health care programs. Regarding health care, the Anglo American has announced that Group companies will make anti-retroviral treatment ("ART") for AIDS available to employees. Anglo Platinum will be providing ART from 1 March 2003.

The Group is furthermore very active in supporting the development of small and medium enterprises, spending a total of R502 million in 2002.

The Group continues to maintain very close contact with government departments at all levels to enable it to timeously discharge the obligations thus far published in terms of the new Mineral Resources Act and Charter.

NEW PROJECTS ANNOUNCED DURING 2002

Anglo Platinum remains committed to the expansion programme to produce at the rate of 3,5 million ounces of refined platinum per year by the end of 2006 in response to projected market demand. The following major projects were announced in 2002:

- Rustenburg Tailings Retreatment: This entails the construction of a concentrator at Rustenburg to treat tailings from dams in the Klipfontein and Waterval areas. Construction has commenced and operations will start in the first half of 2004. By 2006 steady-state production will be achieved at an average annual rate of 120 000 platinum ounces and 38 000 palladium ounces. Capital expenditure is estimated at R1,6 billion in 2003 money terms. The resource base is sufficient to sustain the operation for 15 years at the planned production rate.
- Rustenburg UG2 Phase 2: This replacement project will exploit the UG2 reef at Rustenburg Section using existing infrastructure at the Frank and Townlands shafts, and two new decline shafts at Boschfontein. In addition the recently completed UG2 Waterval concentrator will be expanded to process the additional 400 000 tons per month of UG2 ore. Full production will amount to 306 000 ounces of refined platinum and 167 000 ounces of refined palladium per year. Capital expenditure is estimated at R3,7 billion in 2003 money terms. The project will commence production in the second half of 2004, and reach full production in 2008.

Projects building up to steady state production are:

- Rustenburg UG2 Phase 1: The project consists of a 400 000 tons per month concentrator processing ore from the new Waterval mine as well as the Brakspruit, Bleskop and Paardekraal shafts. Operations commenced in February 2002. The concentrator was successfully commissioned, achieving a rapid build-up in throughput and exceeding design recoveries. The production build-up from the

Waterval mine has been steep, but was slower than expected due to delays in development caused by congestion underground. Stoping widths in the UG2 areas of the Brakspruit, Bleskop and Paardekraal shafts were increased to include the leader seam and reduce the risk of falls of ground, causing a reduction in head grade. Test work has been done to prove methods of improving the mill feed grade, with implementation to take place during 2003. The project added R451,4 million to the Group's operating contribution for the year under review.

- Modikwa Platinum Mine: The concentrator was commissioned in the second half of the year, and achieved the design throughput of 200 000 tons per month in September 2002. Recoveries were better than planned. The initial stoping performance has been pleasing, and the build-up in ounces produced is in line with the very high targets set for this project.
- Bafokeng-Rasimone: The mine continued to increase development and improve mining efficiencies during 2002, despite difficult geological conditions at South Shaft. Tons milled from underground operations were increased by 81,9% to 1,85 million tons. Refined production rose by 24,5% compared to 2001, and the mine added R433,9 million to the Group's operating contribution.
- The Anglo Platinum Converting Process ("ACP") Project, which will set a new benchmark for the control of sulphur emissions, started its commissioning programme in March 2002. Commissioning has progressed well and at year end the new plant was ready to commence matte converting operations. The existing convertors and acid plant will be retained on standby during the construction of the second ACP reactor, which is scheduled to be commissioned during 2004.
- Polokwane Smelter: construction is complete and commissioning of the control system and plant has commenced. The furnace is planned to start producing matte for despatch to the ACP in May 2003.
- Milling at the expanded Mortimer UG2 concentrator at **Union Section** commenced in July 2002 and design throughput was achieved in October 2002.

DOWNSTREAM INVESTMENT

In the second half of the year Anglo Platinum acquired a 17,5% stake in Johnson Matthey Fuel Cells Limited, the fuel cells component subsidiary of Johnson Matthey plc. This investment enables the Group to pursue its strategy of stimulating demand and growing the market for platinum group metals while at the same time sharing in the returns that are expected to arise from the commercialisation of fuel cells.

DIVIDEND

The Board has declared a final cash dividend of 900 cents (2001: 1 100 cents) per ordinary share. This brings the total dividend for the year to 1 800 cents per share, a decrease of 18,2% compared to the 2 200 cents per share declared in 2001 (excluding the special dividend).

The Group's cash flows may vary considerably during the implementation of the balance of the expansion programme. While Anglo Platinum has historically maintained a dividend cover ratio of 1,7 excluding special dividends, this cover ratio may need to be varied.

PROSPECTS

Continuing strong demand has resulted in thin liquidity in the platinum market, with the price firming as a consequence. With growing demand for diesel vehicles, ever-tightening emissions legislation and China's continuing appetite for platinum jewellery, these conditions are expected to continue for 2003.

Despite reduced Russian shipments of palladium, its price has softened considerably. Reduced demand from the electronics sector coupled with the automotive industry's utilisation of inventory weighed heavily on the palladium price over the past twelve months. These conditions are likely to continue, making a sustained palladium price recovery unlikely.

Refined platinum production is planned to increase to 2,4 million ounces in 2003. Consequent on a planned pipeline increase in the first half of the year resulting from increased production levels, the continuing ramp-up of the ACP and the commissioning of the Polokwane Smelter, the bulk of the increase is expected to arise in the second half of the year.

Notwithstanding the planned increase in production, should US dollar metal prices and the rand remain at current levels, then earnings and dividends for 2003 will be lower than those for 2002.

Report of the independent auditors

To the members of

Anglo American Platinum Corporation Limited

We have audited the summarised consolidated preliminary report of Anglo American Platinum Corporation Limited and its subsidiaries, set out on pages 2 to 11 for the year ended 31 December 2002. This preliminary report is the responsibility of the Company's Directors. Our responsibility is to express an opinion on the financial statements based on our audit.

Scope

We conducted our audit in accordance with the Statements of South African Auditing Standards. These standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes:

• examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements,

• assessing the accounting principals used and significant estimates made by management, and

• evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

Audit opinion

In our opinion the preliminary report fairly present, in all material respects, the financial position of the Group at 31 December 2002, and the results of its operations and cash flows for the year then ended, in accordance with the South African Statements of Generally Accepted Accounting Practice and International Financial Reporting Standards, and in the manner required by the Companies Act in South Africa.

Deloitte & Touche

Registered Accountants and Auditors

Chartered Accountants (SA)

Johannesburg

10 February 2003

Declaration of final ordinary dividend (No. 100)

Notice is hereby given that a final dividend of 900 cents per ordinary share, in the currency of the Republic of South Africa, has been declared in respect of the financial year ended 31 December 2002. The dividend is payable to shareholders recorded in the books of the Company at the close of business on Friday 7 March 2003.

The salient dates for the final ordinary dividend are as follows:

Salient Dates for South Africa and United Kingdom	2003
Last day to trade (cum dividend)	Friday, 28 February
First day of trading (ex dividend)	Monday, 3 March

Currency conversion date (for sterling payments from London)	Tuesday, 4 March
Record date	Friday, 7 March
Date of payment	Wednesday, 12 March

Share certificates may not be dematerialised or re-materialised between Monday 3 March 2003 and Friday 7 March 2003, both days inclusive, nor may transfers take place between the South African and United Kingdom share registers during this period.

On Wednesday 12 March 2003, the dividends will be electronically transferred to the bank accounts of all certificated shareholders where this facility is available. Where electronic fund transfer is not available or desired, cheques dated 12 March 2003 will be posted on that date.

Shareholders who have dematerialised their share certificates will have their accounts at their CSDP or broker credited on 12 March 2003.

Shareholders registered on the United Kingdom section of the register will be paid the dividends in pounds sterling at the rate of exchange determined on Tuesday 4 March 2003.

A further announcement stating the rand/sterling conversion rate will be released through the relevant South African and United Kingdom news services on Wednesday 5 March 2003.

The dividend is payable subject to the customary conditions which may be inspected at or obtained from the Company's registered Johannesburg office or from its London Secretaries.

By order of the Board

C Mutzuris

Company Secretary

Johannesburg

10 February 2003

Administration

EXECUTIVE DIRECTORS

B E Davison (Chairman and Managing Director),

J A Dreyer, D T G Emmett, B E Ngubane,

R H H van Kerckhoven (Belgian), A I Wood (British)

NON-EXECUTIVE DIRECTORS

L Boyd, M W King, W A Nairn, A J Trahar

INDEPENDENT NON-EXECUTIVE DIRECTORS

T A Wixley (Deputy Chairman), C B Brayshaw, T H Nyasulu

ALTERNATE DIRECTORS

A H Calver (British), J M Halhead (British)

P J V Kinver (British), R Pilkington, C B Sheppard, V P Uren

Company Secretary

C Mutzuris
REGISTERED OFFICE
55 Marshall Street, Johannesburg, 2001
(P.O. Box 62179, Marshalltown, 2107)
Facsimile +27 11 373-5111
Telephone +27 11 373-6111
SOUTH AFRICAN REGISTRARS
Computershare Investor Services Limited,
(Registration No. 1958/003546/06),
70 Marshall Street
Johannesburg, 2001
(P.O. Box 61051, Marshalltown, 2107)
Facsimile +27 11 836-0792/6145
Telephone +27 11 370-7700
LONDON SECRETARIES
Anglo American Services (UK) Limited,
20 Carlton House Terrace, London,
SW1Y 5AN, England
Facsimile +44 207 698-8755
Telephone +44 207 698-8888
UNITED KINGDOM REGISTRARS
Capita IRG plc, Balfour House,
390-398 High Road,
Ilford, Essex IG1 1NQ, England
Facsimile +44 207 478-7717
Telephone +44 207 478-8241

ANGLO AMERICAN

News Release

11 February 2003

**Anglo American plc ("Anglo American") notification:
Anglo Platinum annual results 2002**

Anglo American wishes to draw attention to Anglo Platinum's announcement of their results for the 12 months to 31 December 2002, attached hereto.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk
Registered office as above. Incorporated in England and Wales under the Companies Act 1985. Registered Number 3564138

Anglo American Platinum Corporation Limited
("Anglo Platinum")
(Incorporated in the Republic of South Africa)
(Registration number 1946/022452/06)
JSE Code: AMS
ISIN: ZAE000013181

Highlights for the year ended 31 December 2002

Earnings per share (cents)	2 676,0
Final dividend per share (cents)	900,0
Refined Pt oz production	+ 6,7%

Expansion to 3,5 m Pt oz by end 2006
Rustenburg UG2 Phase 1 and Modikwa Platinum Mine projects commissioned
Rustenburg Tailings Re-treatment and Rustenburg UG2 Phase 2 projects announced

Consolidated income statement

R millions	Notes	Audited Year ended 31 December 2002	Audited Year ended 31 December 2001	% Change
Gross sales revenue		20 285,7	18 690,9	
Commissions paid		733,0	812,0	
Net sales revenue		19 552,7	17 878,9	9,4
Cost of sales		10 129,9	8 262,9	22,6
Cash operating costs		8 883,9	7 044,5	
On-mine		7 369,4	5 948,6	
Purchase of metals in concentrate		121,9	-	
Smelting		640,6	441,9	
Treatment and refining		752,0	654,0	
Amortisation of operating assets	9	763,8	498,8	
(Increase)/decrease in metal inventories		(109,1)	45,1	
Other costs		591,3	674,5	
Gross profit on metal sales	5	9 422,8	9 616,0	(2,0)
Other net (expenditure)/income †		(754,7)	2 452,7	
Market development and promotional expenditure		(266,5)	(251,0)	
Operating profit		8 401,6	11 817,7	(28,9)
Net investment income		155,7	340,3	
Income from associates		181,6	170,6	
Profit before taxation		8 738,9	12 328,6	(29,1)
Taxation		2 998,9	4 308,8	(30,4)
Normal		2 319,7	3 562,0	
Current		1 084,8	3 054,0	
Deferred		1 234,9	508,0	
Secondary tax on companies (STC)		679,2	746,8	
Net profit		5 740,0	8 019,8	(28,4)
Headline earnings	2	5 630,4	8 008,2	(29,7)
Number of ordinary shares in issue (millions)		214,9	214,1	
Weighted average number of ordinary shares in issue (millions)		214,5	217,0	

Earnings per share (cents)			
- Basic	2 676,0	3 695,8	(27,6)
- Headline	2 624,9	3 690,4	(28,9)
- Diluted (basic)	2 671,0	3 692,4	(27,7)
- Diluted (headline)	2 620,0	3 687,0	(28,9)
Dividends per share (cents)	1 800,0	2 200,0	(18,2)
- Interim	900,0	1 100,0	
- Final	900,0*	1 100,0	
- Special dividend (cents)	-	500,0	
Dividend cover (headline earnings before special dividend)	1,5	1,7	(11,8)

† Mainly relates to foreign exchange gains and losses

* Proposed dividend

Consolidated balance sheet

R millions	Note	Audited as at 31 December 2002	Audited as at 31 December 2001
ASSETS			
Non-current assets		16 192,3	11 468,5
Property, plant and equipment		10 503,1	7 008,3
Capital work-in-progress		4 941,5	3 912,9
Platinum Producers' Environmental Trust		89,3	69,5
Investment in associates	6	557,6	265,7
Non-current accounts receivable		100,8	212,1
Current assets		4 695,5	9 059,6
Inventories		1 497,8	1 326,4
Accounts receivable		1 617,7	1 946,8
Cash and cash equivalents		1 580,0	5 786,4
Total assets		20 887,8	20 528,1
EQUITY AND LIABILITIES			
Share capital and reserves			
Share capital		21,5	21,4
Share premium		754,0	1 203,6
Accumulated profits before proposed dividends and related secondary tax on companies (STC)		12 193,2	11 296,6
Accumulated profits after proposed dividends and related STC		10 017,3	7 449,0
Proposed ordinary dividends		1 934,1	2 354,0
Proposed special dividend		-	1 070,0
STC in respect of proposed dividends		241,8	423,6
Shareholders' equity		12 968,7	12 521,6
Non-current liabilities		4 580,8	3 266,3
Deferred taxation		3 763,3	2 562,3
Environmental obligations		192,8	174,3
Employees' service benefit obligations		488,3	529,7
Obligations due under finance leases		136,4	-
Current liabilities		3 338,3	4 740,2
Accounts payable		1 893,7	1 731,6
Taxation		1 444,6	3 008,6
Total equity and liabilities		20 887,8	20 528,1

Group statement of changes in equity (audited)

R millions	Share capital	Share premium	Accumulated profits	Total

Balance as at 31 December 2000	21,7	1 836,4	9 856,0	11 714,1
Net profit			8 019,8	8 019,8
Dividends paid in cash			(6 087,4)	(6 087,4)
Share capital issued	0,1	70,7		70,8
Repurchase of ordinary shares	(0,4)	(703,5)	(491,8)	(1 195,7)
Company 2 228 267 shares at cost (cancelled)	(0,2)	(701,4)		(701,6)
Subsidiary 1 673 400 shares at cost	(0,2)		(490,2)	(490,4)
Associated expenditure		(2,1)	(1,6)	(3,7)
Balance as at 31 December 2001	21,4	1 203,6	11 296,6	12 521,6
Net profit			5 740,0	5 740,0
Dividends paid in cash			(5 362,9)	(5 362,9)
Share capital issued	0,1	74,8		74,9
Repurchase of ordinary shares	-	(524,4)	519,5	(4,9)
Cost of shares sold by wholly-owned subsidiary to parent company	0,2		491,8	492,0
Unrealised after tax Group profit on disposal of holding company shares to parent company			27,7	27,7
Shares repurchased by parent company from wholly-owned subsidiary (cancelled)	(0,2)	(524,4)		(524,6)
Balance as at 31 December 2002	21,5	754,0	12 193,2	12 968,7

Consolidated cash flow statement

R millions	Audited Year ended 31 December 2002	Audited Year ended 31 December 2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash receipts from customers	20 004,9	17 700,8
Cash paid to suppliers and employees †	(10 399,6)	(5 122,3)
Cash from operations	9 605,3	12 578,5
Interest paid	(35,4)	(19,9)
Taxation paid	(3 304,1)	(2 588,7)
Net cash from operating activities	6 265,8	9 969,9
CASH FLOWS USED IN INVESTING ACTIVITIES		
Purchase of property, plant and equipment	(5 994,1)	(3 586,1)
To maintain operations	(2 140,9)	(1 117,7)
To expand operations	(3 853,2)	(2 468,4)
Proceeds from sale of property, plant, equipment and mineral rights	778,4	31,7
Associates acquired	(300,3)	(2,4)
Interest received	203,1	373,9
Capital reduction by Northam Platinum Limited	39,0	-
Dividends received	89,7	122,8
Net cash used in investing activities	(5 184,2)	(3 060,1)
CASH FLOWS USED IN FINANCING ACTIVITIES		
Proceeds from the issue of share capital	0,1	0,1
Increase in share premium	74,8	70,7
Own shares purchased	-	(1 195,7)
Payment of long-term borrowings	-	(33,9)
Dividends paid	(5 362,9)	(6 087,4)
Net cash used in financing activities	(5 288,0)	(7 246,2)
Net decrease in cash and cash equivalents	(4 206,4)	(336,4)
Cash and cash equivalents at beginning of year	5 786,4	6 122,8
Cash and cash equivalents at end of year	1 580,0	5 786,4

† Includes foreign exchange gains and losses

Notes to the preliminary report

1. Accounting policies

The preliminary report is prepared on the historical cost basis, except for the revaluation of certain financial instruments that are fairly valued, using accounting policies that comply with International Financial Reporting Standards of the International Accounting Standards Board, as well as South African Statements of Generally Accepted Accounting Practice and the requirements of the South African Companies Act. These accounting policies are consistent with those applied in the previous year. An accounting policy has been added for the accounting treatment of joint ventures as the group entered into a joint venture for the first time during this year. The policy is as follows:

Joint ventures

The Group's interest in jointly controlled entities is accounted for through proportionate consolidation. Under this method the Group includes its share of the joint ventures' individual income and expenses, assets and liabilities in the relevant components of its financial statements on a line-by-line basis.

In respect of its interests in jointly controlled operations, the Group recognises the assets that it controls and the liabilities that it incurs, as well as its share of the income that it earns and the expenses that it incurs from the jointly controlled operation.

	2002 Rm	2001 Rm
2. Reconciliation between net profit and headline earnings		
Net profit	5 740,0	8 019,8
Adjustments:		
Profit on disposal of mineral rights	(98,0)	-
Negative goodwill amortisation	(11,6)	(11,6)
Headline earnings	5 630,4	8 008,2
3. Contingent liabilities		
Guarantees and suretyships		
Loans granted to employees in respect of housing loans	3,9	5,2
Environmental obligations in respect of uncommissioned expansion projects	9,1	1,3

Letters of comfort have been issued to financial institutions to cover certain banking facilities. There are no encumbrances of Group assets, other than the houses held under finance leases by the Group.

The Group provided guarantees in favour of Changing Tides 166 (Proprietary) Limited, a wholly-owned subsidiary of Group 5 Construction Limited ("Group 5"). The guarantee provides security for lease payments to Group 5 by the

Anglo Platinum Housing Trust ("APHT"). The probability of any obligation arising under this guarantee is considered remote.

The Group provided a guarantee in favour of BoE Merchant Bank Limited ("BoE") for financing provided by BoE to Salene Mining (Proprietary) Limited ("Salene"). The Group provided the guarantee to enable Salene to put mining infrastructure in place. The guarantee is valid until 1 July 2006 or if earlier, on repayment by Salene of the loan. Salene will sell all ore production from the mine to the Group. The facility granted by BoE to Salene is for a maximum amount of R120 million. In the event that BoE calls up the guarantee, the Group holds bonds over sufficient assets of Salene to make good any obligations that may be incurred. It is unlikely that the Group will incur obligations under this guarantee.

4. Capital commitments

Commitments will be funded from existing cash resources, future cash flows and borrowings.

R millions	Mined	Purchase of metals in concentrate	Total
2002 (audited)			
5. Gross profit on metal sales - Segmental information			
Gross sales revenue	20 194,4	91,3	20 285,7
Commissions paid	723,3	9,7	733,0
Net sales revenue	19 471,1	81,6	19 552,7
Cost of sales	10 049,2	80,7	10 129,9
Cash operating costs	8 753,2	130,7	8 883,9
On-mine	7 369,4	-	7 369,4
Purchase of metals in concentrate	-	121,9	121,9
Smelting	633,6	7,0	640,6
Treatment and refining	750,2	1,8	752,0
Amortisation of operating assets	762,8	1,0	763,8
Increase in metal inventories	(55,4)	(53,7)	(109,1)
Other costs	588,6	2,7	591,3
	9 421,9	0,9	9 422,8
2001 (audited)			
Gross sales revenue	18 690,9	-	18 690,9
Commissions paid	812,0	-	812,0
Net sales revenue	17 878,9	-	17 878,9
Cost of sales	8 262,9	-	8 262,9
Cash operating costs	7 044,5	-	7 044,5
On-mine	5 948,6	-	5 948,6
Smelting	441,9	-	441,9
Treatment and refining	654,0	-	654,0
Amortisation of operating assets	498,8	-	498,8
Decrease in metal inventories	45,1	-	45,1
Other costs	674,5	-	674,5
	9 616,0	-	9 616,0

6. Investments in associates		
Unlisted investment in associate		
- Carrying amount	298,3	-
- Directors' valuation: R298,3 million (2001: R nil)		
Listed investment in associate		
- Carrying amount	259,3	265,7
- Market value: R972,8 million (2001: R869,5 million)		
	557,6	265,7
7. Capital expenditure for the year	5 994,1	3 586,1
8. Commitments		
Mining property, plant and equipment		
Contracted for	2 094,3	1 849,0
Not yet contracted for	14 850,6	9 591,7
Authorised by the directors	16 944,9	11 440,7
Allocated for:		
Expansion of capacity	13 913,9	9 345,0
- within one year	5 013,9	2 987,9
- within two to five years	8 900,0	6 357,1
Maintenance of capacity	3 031,0	2 095,7
- within one year	1 570,1	1 073,6
- within two to five years	1 460,9	1 022,1
Other		
Operating lease rentals - premises	38,1	50,6
- within one year	15,2	13,4
- within two to five years	22,9	37,2
Information Technology Service Providers	139,4	209,6
- within one year	42,9	56,0
- within two to five years	96,5	137,7
- thereafter	-	15,9
9. Amortisation and depreciation of property, plant and equipment	797,2	532,8
Amortisation of operating assets	763,8	498,8
Mining	646,1	409,4
Smelting	57,0	38,9
Treatment and refining	57,9	47,7
Decommissioning asset	2,8	2,8

Depreciation - non-mining assets	33,4	34,0
10. Profit on sale of plant, equipment and mineral rights	102,4	9,5

11. Comparative figures

Where appropriate, comparative figures have been reformatted to facilitate comparability.

Supplementary information for convenience of users

Consolidated income statement

UNITED STATES DOLLAR EQUIVALENT

US$ millions	Audited Year ended 31 December 2002	Audited Year ended 31 December 2001	% Change
Gross sales revenue	1 936,1	2 168,8	
Commissions paid	70,0	94,2	
Net sales revenue	1 866,1	2 074,6	(10,1)
Cost of sales	966,7	958,8	0,8
Cash operating costs	847,8	817,4	
On-mine	703,3	690,2	
Purchase of metals in concentrate	11,6	-	
Smelting	61,1	51,3	
Treatment and refining	71,8	75,9	
Amortisation of operating assets	72,9	57,9	
(Increase)/decrease in metal inventories	(10,4)	5,2	
Other costs	56,4	78,3	
Gross profit on metal sales	899,4	1 115,8	(19,4)
Other net (expenditure)/income†	(72,0)	284,6	
Market development and promotional expenditure	(25,4)	(29,1)	
Operating profit	802,0	1 371,3	(41,5)
Net investment income	14,9	39,5	
Income from associates	17,3	19,8	
Profit before taxation	834,2	1 430,6	(41,7)
Taxation	286,1	499,9	
Normal	221,3	413,2	
Current	103,5	354,3	
Deferred	117,8	58,9	
Secondary tax on companies (STC)	64,8	86,7	
Net profit	548,1	930,7	(41,1)
Dividends paid in cash	(511,8)	(706,3)	(27,5)

Exchange rate translation adjustment	391,1	(523,9)	(174,7)
Repurchase of shares by holding company from wholly-owned subsidiary/(Own shares repurchased)	49,6	(57,1)	
Accumulated profits at beginning of year	944,5	1 301,1	(27,4)
Accumulated profits at end of year	1 421,5	944,5	50,5
Average Rand/US$ exchange rate	10,4778	8,6182	
Weighted average number of ordinary shares in issue (millions)	214,5	217,0	(1,2)
Earnings per share (cents)			
- Basic	255,5	428,9	(40,4)
- Headline	250,5	428,2	(41,5)
- Diluted (basic)	254,9	428,4	(40,5)
- Diluted (headline)	250,1	427,8	(41,5)
Dividends per share (cents)	171,8	255,2	
- Interim	85,9	127,6	
- Final	85,9*	127,6	
Special dividend (cents)	-	58,0	

Income statement items were translated at the average exchange rate for the year.

† Mainly relates to foreign exchange gains and losses.

* Proposed dividend

Supplementary information for convenience of users

Consolidated balance sheet

UNITED STATES DOLLAR EQUIVALENT

US$ millions	Audited as at 31 December 2002	Audited as at 31 December 2001
ASSETS		
Non-current assets	1 887,8	958,7
Property, plant and equipment	1 224,5	585,9
Capital work-in-progress	576,1	327,1
Platinum Producers' Environmental Trust	10,4	5,8
Investment in associates	65,0	22,2
Non-current accounts receivable	11,8	17,7
Current assets	547,4	757,5
Inventories	174,6	110,9
Accounts receivable	188,6	162,8
Cash and cash equivalents	184,2	483,8
Total assets	2 435,2	1 716,2
EQUITY AND LIABILITIES		
Share capital and reserves		
Share capital	2,5	1,8
Share premium	87,9	100,6
Accumulated profits before proposed dividends and related secondary tax on companies (STC)	1 421,5	944,5
Accumulated profits after proposed dividends and related STC	1 167,8	622,8
Proposed ordinary dividends	225,5	196,8
Proposed special dividend	-	89,5
STC in respect of proposed dividends	28,2	35,4
Shareholders' equity	1 511,9	1 046,9
Non-current liabilities	534,0	273,1
Deferred taxation	438,7	214,2
Environmental obligations	22,5	14,6
Employees' service benefit obligations	56,9	44,3
Obligations due under finance leases	15,9	-
Current liabilities	389,3	396,2
Accounts payable	220,9	144,7
Taxation	168,4	251,5
Total equity and liabilities	2 435,2	1 716,2
Closing Rand/US$ exchange rate	8,5775	11,9610

Balance sheet items have been translated at the closing rate.

Supplementary information for convenience of users

Consolidated cash flow statement

UNITED STATES DOLLAR EQUIVALENT

US$ millions	Audited year ended 31 December 2002	Audited year ended 31 December 2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash receipts from customers	1 909,3	2 053,9
Cash paid to suppliers and employees †	(992,6)	(594,4)
Cash from operations	916,7	1 459,5
Interest paid	(3,4)	(2,3)
Taxation paid	(315,2)	(300,3)
Net cash from operating activities	598,1	1 156,9
CASH FLOWS USED IN INVESTING ACTIVITIES		
Purchase of property, plant and equipment	(572,0)	(416,1)
To maintain operations	(204,3)	(129,7)
To expand operations	(367,7)	(286,4)
Proceeds from sale of property, plant, equipment and mineral rights	74,3	3,7
Associates acquired	(28,7)	(0,3)
Interest received	19,4	43,4
Capital reduction by Northam Platinum Limited	3,7	-
Dividends received	8,6	14,2
Net cash used in investing activities	(494,7)	(355,1)
CASH FLOWS USED IN FINANCING ACTIVITIES		
Proceeds from the issue of share capital	-*	-*
Increase in share premium	7,1	8,2
Own shares purchased	-	(138,7)
Payment of long-term borrowings	-	(3,9)
Dividends paid	(511,8)	(706,3)
Net cash used in financing activities	(504,7)	(840,7)
Net decrease in cash and cash equivalents	(401,3)	(38,9)
Exchange rate translation adjustment	101,7	(285,6)
Cash and cash equivalents at beginning of year	483,8	808,3
Cash and cash equivalents at end of year	184,2	483,8
Average Rand/US$ exchange rate	10,4778	8,6182

Cash flow items were translated at the average exchange rate for the year.

† Includes foreign exchange gains and losses.

* Less than US$50 000

Supplementary information

Consolidated statistics (Unaudited)

31	31	%

Total operations		December 2002	December 2001	Change
Marketing statistics				
Average market prices achieved				
Platinum	(US$/oz)	544	526	3,4
Palladium	(US$/oz)	329	582	(43,5)
Rhodium	(US$/oz)	831	1 610	(48,4)
Nickel	(US$/lb)	3,03	2,65	14,3
Net sales revenue per Pt ounce sold	(US$)	829	1 004	(17,4)
Platinum	(R/oz)	5 567	4 531	22,9
Palladium	(R/oz)	3 403	4 936	(31,1)
Rhodium	(R/oz)	8 683	13 410	(35,2)
Nickel	(R/lb)	31,92	23,14	37,9
Net sales revenue per Pt ounce sold	(R)	8 690	8 654	0,4
Average Pt exchange rates achieved	(R : $)	10,2422	8,6184	18,8
Exchange rates at end of period	(R : $)	8,5775	11,9610	(28,3)
Profitability statistics				
Gross sales revenue per ton milled	(R)	703	696	1,0
Gross profit margin	(%)	46,5	51,4	(9,5)
Earnings before interest, taxation, depreciation and amortisation (EBITDA)	(R millions)	9 368,4	12 507,4	(25,1)
Operating profit to average operating assets	(%)	66,3	120,0	(44,7)
Return on average shareholders' equity	(%)	45,0	66,2	(32,0)
Return on capital employed	(%)	43,4	64,0	(32,2)
Refined production for mining operations				
Platinum	(thousands) (oz)	2 238,5	2 109,2	6,1

Palladium	(thousands) (oz)	1 103,1	1 049,0	5,2
Rhodium	(thousands) (oz)	210,0	200,4	4,8
Gold	(thousands) (oz)	106,7	102,2	4,4
Nickel	(thousands) (tons)	19,4	19,5	(0,5)
Copper	(thousands) (tons)	10,5	10,8	(2,8)
PGM's	(thousands) (oz)	3 920,6	3 673,6	6,7
Refined production from purchased metals in concentrate				
Platinum	(thousands) (oz)	12,6		
Palladium	(thousands) (oz)	12,2		
Rhodium	(thousands) (oz)	1,7		
Gold	(thousands) (oz)	0,4		
PGM's	(thousands) (oz)	27,0		
Total refined production				
Platinum	(thousands) (oz)	2 251,1	2 109,2	6,7
Palladium	(thousands) (oz)	1 115,3	1 049,0	6,3
Rhodium	(thousands) (oz)	211,7	200,4	5,6
Gold	(thousands) (oz)	107,1	102,2	4,8
Nickel	(thousands) (tons)	19,4	19,5	(0,5)
Copper	(thousands) (tons)	10,5	10,8	(2,8)
PGM's	(thousands) (oz)	3 947,6	3 673,6	7,5
Analysis of operating contribution by mine	(R millions)			
Rustenburg Section		2 794,2	2 993,6	(6,7)
Union Section		1 059,3	1 190,9	(11,1)
Amandelbult Section		3 886,2	3 742,6	3,8
Potgietersrust Platinums		926,1	1 680,5	(44,9)
Lebowa Platinum Mines		450,1	407,7	10,4
Steady state operating contribution		9 115,9	10 015,3	(9,0)
Bafokeng-Rasimone Platinum Mine		433,9	275,2	57,7
Rustenburg UG2 Phase I Project		451,4		

Modikwa Platinum Mine		12,9		
Consolidated operating contribution - all operations		10 014,1	10 290,5	(2,7)
Other costs		591,3	674,5	(12,3)
Gross profit on metal sales		9 422,8	9 616,0	(2,0)
Production statistics and efficiency measures				
Tons mined - PPRust (opencast)	(thousands)	39 672	29 631	33,9
Tons broken - underground mines	(thousands)	20 179	21 519	(6,2)
Tons milled	(thousands)	24 587	24 952	(1,5)
Built-up head grade	(g/ton)	4,91	5,06	(3,0)
Immediately available ore reserves	(months)	15,4	14,2	8,5
Metres face advance	(per month)	11,0	8,8	25,0
Square metres per employee	(per month)	11,0	10,7	2,8
Square metres per stoping and cleaning employee	(per month)	37,2	37,6	(1,1)

Tons broken per employee - underground mines		604	593	1,9
Tons mined per employee - PPRust		35 676	27 060	31,8
Total average number of mine employees		34 527	37 396	(7,7)
Average number of mine employees - underground mines		33 415	36 301	(8,0)
- opencast mine (PPRust)		1 112	1 095	1,6
UG2 mined to total output	(%)	28	28	-
Platinum ounces refined	(thousands)	1 918,5	1 979,0	(3,1)
Refined Pt ounces per employee		55,6	52,9	5,1
Profitability and cost statistics				
Net sales revenue per Pt ounce sold	(R)	8 697	8 744	(0,5)
Operating performance				
Cash-on-mine cost per Pt ounce refined	(R)	2 988	2 733	9,3
Cash-on-mine cost per Pt ounce refined	(US$)	285	317	(10,1)
Cash operating costs per Pt ounce refined	(R)	3 599	3 254	10,6
Cash operating costs per Pt ounce refined	(US$)	343	378	(9,3)
Cash operating costs per PGM ounce refined	(R)	2 053	1 852	10,9

Cash operating costs per PGM ounce refined	(US$)	196	215	(8,8)
Operating income statement	(R millions)			
Net sales revenue		16 724,4	16 971,8	(1,5)
Operating cost of sales †		(7 608,5)	(6 956,5)	9,4
Operating contribution		9 115,9	10 015,3	(9,0)
Operating margin	(%)	54,5	59,0	(7,6)

* Includes all operations except Bafokeng-Rasimone Platinum Mine, Rustenburg UG2 Phase I Project and Modikwa Platinum Mine all of which are in a production ramp-up phase.

† Cost of sales excluding other costs

RUSTENBURG SECTION

2002 excludes portions of the Brakspruit, Bleskop and Paardekraal shafts that are being expanded as part of the Rustenburg UG2 Phase I Project. These shafts, at a lower level of output, are included in the steady state information for 2001.

Production statistics and efficiency measures

Tons broken	(thousands)	7 014	8 550	(18,0)
Tons milled	(thousands)	7 031	7 733	(9,1)
Built-up head grade	(g/ton)	5,31	5,38	(1,3)
Immediately available ore reserves	(months)	17,0	15,0	13,3
Metres face advance	(per month)	10,7	8,9	20,2
Square metres per employee	(per month)	10,2	10,7	(4,7)
Square metres per stoping and cleaning employee	(per month)	39,9	38,8	2,8
Tons broken per employee		475	493	(3,7)
Average number of mine employees		14 780	17 346	(14,8)
UG2 mined to total output	(%)	2	16	(87,5)
Platinum ounces refined	(thousands)	655,5	719,1	(8,8)
Refined Pt ounces per		44,4	41,5	7,0

employee				
Profitability and cost statistics				
Net sales revenue per Pt ounce sold	(R)	8 438	8 273	2,0
Operating performance				
Cash-on-mine cost per Pt ounce refined	(R)	3 172	3 076	3,1
Cash-on-mine cost per Pt ounce refined	(US$)	303	357	(15,1)
Cash operating costs per Pt ounce refined	(R)	3 822	3 650	4,7
Cash operating costs per Pt ounce refined	(US$)	365	424	(13,9)
Cash operating costs per PGM ounce refined	(R)	2 325	2 233	4,1
Cash operating costs per PGM ounce refined	(US$)	222	259	(14,3)
Operating income statement	(R millions)			
Net sales revenue		5 504,2	5 780,6	(4,8)
Operating cost of sales †		(2 710,0)	(2 787,0)	(2,8)
Operating contribution		2 794,2	2 993,6	(6,7)
Operating margin	%	50,8	51,8	(1,9)
† Cost of sales excluding other costs				

UNION SECTION				
Production statistics and efficiency measures				
Tons broken	(thousands)	3 707	3 694	0,4
Tons milled	(thousands)	4 562	4 466	2,1
Built-up head grade	(g/ton)	4,34	4,40	(1,4)
Immediately available ore reserves	(months)	20,0	16,1	24,2
Metres face advance	(per month)	8,5	7,1	19,7
Square metres per employee	(per month)	7,7	7,8	(1,3)
Square metres per stoping and cleaning employee	(per month)	29,1	29,9	(2,7)

Tons broken per employee		594	582	2,1
Average number of mine employees		6 240	6 342	(1,6)
UG2 mined to total output	(%)	64	60	6,7
Platinum ounces refined	(thousands)	284,7	280,4	1,5
Refined Pt ounces per employee		45,6	44,2	3,2
Profitability and cost statistics				
Net sales revenue per Pt ounce sold	(R)	8 327	8 497	(2,0)
Operating performance				
Cash-on-mine cost per Pt ounce refined	(R)	3 767	3 353	12,3
Cash-on-mine cost per Pt ounce refined	(US$)	360	389	(7,5)
Cash operating costs per Pt ounce refined	(R)	4 246	3 787	12,1
Cash operating costs per Pt ounce refined	(US$)	405	439	(7,7)
Cash operating costs per PGM ounce refined	(R)	2 349	2 102	11,8
Cash operating costs per PGM ounce refined	(US$)	224	244	(8,2)
Operating income statement	(R millions)			
Net sales revenue		2 385,7	2 326,6	2,5
Operating cost of sales †		(1 326,4)	(1 135,7)	16,8
Operating contribution		1,059,3	1 190,9	(11,1)
Operating margin	(%)	44,4	51,2	(13,3)

† Cost of sales excluding other costs

AMANDELBULT SECTION

Production statistics and efficiency measures				
Tons broken	(thousands)	7 539	7 621	(1,1)
Tons milled	(thousands)	7 072	7 086	(0,2)
Built-up head grade	(g/ton)	5,86	5,68	3,2
Immediately available ore reserves	(months)	18,0	18,0	-
Metres face advance	(per month)	10,7	9,3	15,1
Square metres per employee	(per month)	12,7	12,0	5,8
Square metres per stoping and cleaning employee	(per month)	37,5	39,1	(4,1)
Tons broken per employee		785	771	1,8
Average number of mine employees		9 607	9 890	(2,9)
UG2 mined to total output	(%)	44	36	22,2
Platinum ounces refined	(thousands)	711,0	679,3	4,7
Refined Pt ounces per employee		74,0	68,7	7,7
Profitability and cost statistics				
Net sales revenue per Pt ounce sold	(R)	8 305	8 189	1,4
Operating performance				
Cash-on-mine cost per Pt ounce refined	(R)	2 106	1 920	9,7
Cash-on-mine cost per Pt ounce refined	(US$)	201	223	(9,9)
Cash operating costs per Pt ounce refined	(R)	2 533	2 312	9,6
Cash operating costs per Pt ounce refined	(US$)	242	268	(9,7)
Cash operating costs per PGM ounce refined	(R)	1 466	1 340	9,4

Cash operating costs per PGM ounce refined	(US$)	140	155	(9,7)
Operating income statement	(R millions)			
Net sales revenue		5 954,0	5 473,0	8,8
Operating cost of sales †		(2 067,8)	(1 730,4)	19,5
Operating contribution		3 886,2	3 742,6	3,8
Operating margin	(%)	65,3	68,4	(4,6)

† Cost of sales excluding other costs

POTGIETERSRUST PLATINUMS

Production statistics and efficiency measures				
Tons mined	(thousands)	39 672	29 631	33,9
Tons milled	(thousands)	4 375	4 270	2,5
Built-up head grade	(g/ton)	3,53	4,38	(19,4)
Stripping ratio		17,7	10,9	62,4
Immediately available ore reserves within the pit	(months)	6,1	3,5	74,3
Tons mined per employee		35 676	27 060	31,8
Average number of mine employees		1 112	1 095	1,6
Platinum ounces refined	(thousands)	165,3	211,1	(21,7)
Refined Pt ounces per employee		148,7	192,8	(22,9)
Profitability and cost statistics				
Net sales revenue per Pt ounce sold	(R)	11 449	12 120	(5,5)
Operating performance				
Cash-on-mine cost per Pt ounce refined	(R)	3 890	2 819	38,0
Cash-on-mine cost per Pt ounce refined	(US$)	371	327	13,5
Cash operating costs per Pt ounce refined	(R)	5 298	3 688	43,7
Cash operating costs per Pt ounce refined	(US$)	506	428	18,2

Cash operating costs per PGM ounce refined	(R)	2 507	1 682	49,0
Cash operating costs per PGM ounce refined	(US$)	239	195	22,6
Operating income statement	(R millions)			
Net sales revenue		1 892,6	2 558,6	(26,0)
Operating cost of sales †		(966,5)	(878,1)	10,1
Operating contribution		926,1	1 680,5	(44,9)
Operating margin	(%)	48,9	65,7	(25,5)
† Cost of sales excluding other costs				

LEBOWA PLATINUM MINES

Production statistics and efficiency measures				
Tons broken	(thousands)	1 919	1 654	16,0
Tons milled	(thousands)	1 547	1 397	10,7
Built-up head grade	(g/ton)	4,46	4,26	4,7
Immediately available ore reserves	(months)	15,6	13,8	13,0
Metres face advance	(per month)	16,2	9,4	72,3
Square metres per employee	(per month)	14,9	13,0	14,6
Square metres per stoping and cleaning employee	(per month)	39,4	39,7	(0,8)
Tons broken per employee		688	607	13,3
Average number of mine employees		2 788	2 723	2,4
UG2 mined to total output	(%)	38	38	-
Platinum ounces refined	(thousands)	102,0	89,1	14,5

Refined Pt ounces per employee		36,6	32,7	11,9
Profitability and cost statistics				
Net sales revenue per Pt ounce sold	(R)	9 685	9 349	3,6
Operating performance				
Cash-on-mine cost per Pt ounce refined	(R)	4 326	4 021	7,6
Cash-on-mine cost per Pt ounce refined	(US$)	413	467	(11,6)
Cash operating costs per Pt ounce refined	(R)	5 027	4 540	10,7
Cash operating costs per Pt ounce refined	(US$)	480	527	(8,9)
Cash operating costs per PGM ounce refined	(R)	2 663	2 498	6,6
Cash operating costs per PGM ounce refined	(US$)	254	290	(12,4)
Operating income statement	(R millions)			
Net sales revenue		987,9	833,0	18,6
Operating cost of sales †		(537,8)	(425,3)	26,5
Operating contribution		450,1	407,7	10,4
Operating margin	(%)	45,6	48,9	(6,7)

† Cost of sales excluding other costs

BAFOKENG-RASIMONE PLATINUM MINE

Production statistics and efficiency measures				
Tons broken	(thousands)	2 159	1 256	71,9
Tons milled	(thousands)	2 491	1 892	31,7
Built-up head grade	(g/ton)	4,22	4,42	(4,5)
Immediately available ore reserves	(months)	6,7	7,3	(8,2)
Metres face advance	(per month)	8,9	7,2	23,6

Square metres per employee	(per month)	10,6	7,0	51,4
Square metres per stoping and cleaning employee	(per month)	45,3	29,8	52,0
Tons broken per employee		661	492	34,3
Average number of mine employees		3 267	2 554	27,9
UG2 mined to total output	(%)	13	24	(45,8)
Platinum ounces refined	(thousands)	162,1	130,2	24,5
Refined Pt ounces per employee		49,6	51,0	(2,7)
Profitability and cost statistics				
Net sales revenue per Pt ounce sold	(R)	8 318	7 257	14,6
Operating performance				
Cash-on-mine cost per Pt ounce refined	(R)	4 365	4 142	5,4
Cash-on-mine cost per Pt ounce refined	(US$)	417	481	(13,3)
Cash operating costs per Pt ounce refined	(R)	5 045	4 638	8,8
Cash operating costs per Pt ounce refined	(US$)	481	538	(10,6)
Cash operating costs per PGM ounce refined	(R)	3 127	3 087	1,3
Cash operating costs per PGM ounce refined	(US$)	298	358	(16,8)
Operating income statement	(R millions)			
Net sales revenue		1 358,4	907,1	49,8
Operating cost of sales †		(924,5)	(631,9)	46,3
Operating contribution		433,9	275,2	57,7
Operating margin	(%)	31,9	30,3	5,3

† Cost of sales excluding other costs

RUSTENBURG UG2 PHASE I

PROJECT

The project includes output from the Brakspruit, Bleskop and Paardekraal, as well as the new Waterval shafts, feeding the new 400 ktpm Waterval Concentrator. Milling at the new concentrator commenced in February 2002.

Production statistics and efficiency measures

Tons broken	(thousands)	3 951
Tons milled	(thousands)	3 786
Built-up head grade	(g/ton)	3,24
Immediately available ore reserves	(months)	12,3
Metres face advance	(per month)	54,5
Square metres per employee	(per month)	15,8
Square metres per stoping and cleaning employee	(per month)	41,7
Tons broken per employee		1 155
Average number of mine employees		3 422
UG2 mined to total output	(%)	92
Platinum ounces refined	(thousands)	145,4
Refined Pt ounces per employee		42,5

Profitability and cost statistics

Net sales revenue per Pt ounce sold	(R)	9 030
Operating performance		
Cash-on-mine cost per Pt ounce refined	(R)	5 767
Cash-on-mine cost per Pt ounce refined	(US$)	550
Cash operating costs per Pt ounce refined	(R)	6 415
Cash operating costs per Pt ounce refined	(US$)	612
Cash operating costs per PGM ounce refined	(R)	3 462
Cash operating costs per PGM ounce refined	(US$)	330
Operating income statement	(R millions)	
Net sales revenue		1 306,6
Operating cost of sales †		(855,2)
Operating contribution		451,4
Operating margin	(%)	34,5

† Cost of sales excluding other costs

MODIKWA PLATINUM MINE*

Production statistics and efficiency measures		
Tons broken	(thousands)	459
Tons milled	(thousands)	488
Built-up head grade	(g/ton)	2,52
Immediately available ore reserves	(months)	4,0
Metres face advance	(per month)	11,2
Square metres per employee	(per month)	5,7
Square metres per stoping and cleaning employee	(per month)	18,0

Tons broken per employee		540
Total average number of mine employees		850
UG2 mined to total output	(%)	100
Platinum ounces refined	(thousands)	25,1
Refined Pt ounces per employee		29,5
Profitability and cost statistics		
Net sales revenue per Pt ounce sold	(R)	8 550
Operating performance		
Cash-on-mine cost per Pt ounce refined	(R)	7 179
Cash-on-mine cost per Pt ounce refined	(US$)	685
Cash operating costs per Pt ounce refined	(R)	7 880
Cash operating costs per Pt ounce refined	(US$)	752
Cash operating costs per PGM ounce refined	(R)	3 683
Cash operating costs per PGM ounce refined	(US$)	352
Operating income statement	(R millions)	
Net sales revenue		163,3
Operating cost of sales †		(150,4)
Operating contribution		12,9
Operating margin	(%)	7,9

† Cost of sales excluding other costs

* Represents half of the Modikwa Platinum Mine operation plus the purchase, conversion and sale of 50% of the metals in concentrate

COMMENTARY - 12 months ended December 2002

SAFETY

Under the guidance of the Group's Safety, Health and Environment ("SHE") committee, a sub-committee of the Board, the Group embarked this past year on the most intense and focussed safety programmes in its history. The success of these programmes is evident in a marked reduction in the reported lost-time injury frequency rate per 200 000 hours worked ("LTIFR"), which now stands at 1,2; an improvement of 54% on 2001. Notwithstanding the improvement, the Board regrets to report the death of 26 employees at managed operations during the year. Management will continue to implement and apply all safety programmes in a determined manner.

RESULTS SUMMARY

Refined platinum production for the year of 2,251 million ounces was 6,7 % higher than in the previous year. The bulk of the increase came in the second half of the year when 15,8% more ounces were produced than in the first half.

Gross sales revenue increased as a result of higher sales volumes flowing from the abovementioned increase in production. A lower US dollar price for the basket of metals sold was offset by a weaker average exchange rate over the period. Notwithstanding an increase in the cost of sales for the year, the level of profit achieved by the operations was much the same as for 2001. Profit on metal sales of R9,42 billion declined only marginally from the R9,62 billion achieved in 2001. The weakening of the rand against the US dollar during 2001, and the very weak closing of the rand on 31 December 2001 resulted in translation and revenue repatriation gains in 2001 amounting to R2,44 billion. The much firmer rand at the end of 2002 and its firming trend through the year yielded a translation and revenue repatriation loss of R0,88 billion. This R3,32 billion negative swing is the principal reason for the 29,7% reduction in headline earnings from R8,01 billion in 2001 to R5,63 billion in 2002.

FINANCIAL RESULTS

Gross sales revenue increased by R1,59 billion to R20,29 billion. The increase was the net result of a weaker rand during the year (R3,89 billion increase), an increase in sales volumes following increased production (R1,47 billion increase), offset by a reduction in US dollar revenues for metals sold (R3,77 billion decrease). While the average price for platinum of US$ 544 per ounce was slightly higher than the US$ 526 per ounce achieved in 2001, palladium and rhodium prices achieved were significantly lower at US$ 329 per ounce for palladium (2001: US$ 582) and US$ 831 per ounce for rhodium (2001: US$ 1 610). The US dollar revenue of all metals, expressed per platinum ounce sold, declined 17,4 % to US$ 829 from US$ 1 004 in 2001.

Cost of sales rose by R1,87 billion to R10,13 billion as a combined result of cost increases associated with the existing production base and the increase in production at ramp-up operations.

Costs at steady state operations were well controlled; the cost of sales rose by R0,56 billion, or 7,4 %, to R8,15 billion. It was reported at the interim stage that Potgietersrust was negatively impacted by a low grade ore intrusion, resulting in a very significant reduction in built-up head grade and a 38,0% increase in the cash on-mine cost per refined platinum ounce. Despite this, the

average cash on-mine cost per refined platinum ounce across steady-state operations increased by 9,3%, well below the rate of inflation. This was achieved through stringent cost control, improvements in mining efficiencies and higher concentrator recoveries.

Smelting, treatment and refining costs increased as a result of higher production volumes and the hiring of an additional furnace to treat high chrome slag arising from the increased volume of UG2 smelted. While the hiring of the additional smelter added R112,1 million to costs, causing the cash smelting, treatment and refining cost per refined platinum ounce to rise by 19,1%, the increased production volumes generated by higher metal recoveries contributed revenues which far outweighed these costs.

Including the impact of the lower grade at Potgietersrust and the additional smelting costs, the cash operating cost per refined platinum ounce at steady-state operations ("unit cost") increased by 10,6%, in line with inflation.

The Rustenburg UG2 Phase 1 and Modikwa Platinum projects both commenced operations during the year. Bafokeng-Rasimone increased its production volumes materially, tons milled rising by 31,7%. Together, these operations accounted for R1,31 billion of the increase in the cost of sales. Despite the relatively high unit costs at these operations as they build up to full production, they nevertheless contributed R849,6 million to the profit on metal sales, up from R235,0 million in 2001.

For the first time the Group reflects the cost of purchasing metals in concentrate from joint venture partners. The R121,9 million shown in the income statement relates to the purchase of the African Rainbow Minerals ("ARM") led consortium's share of production from the Modikwa Platinum mine. In 2003 the volume of metal purchased will increase substantially with increased output from Modikwa Platinum and the expected commencement of the Bafokeng-Rasimone Joint Venture.

The increase in the amortisation charge directly reflects the bringing to production of new operating assets.

Gross profit on metal sales fell marginally by 2,0% to R9,42 billion.

Net investment income declined by R184,6 million to R155,7 million as a result of lower cash holdings.

CAPITAL EXPENDITURE

Capital expenditure totalled R5,99 billion (2001: R3,59 billion). Of this, expansion capital expenditure was R3,85 billion (2001: R2,47 billion) and expenditure to maintain operations was R2,14 billion (2001: R1,12 billion). The implementation of the Modikwa Platinum Joint Venture with ARM during the period resulted in ARM refunding the Group an amount of R704 million. The refund was in respect of its share of capital expenditure and interest incurred by the Group on ARM's behalf until alternative finance was arranged by ARM. The financing arrangement facilitated the entry of ARM as a Historically Disadvantaged South African ("HDSA") empowerment party in the joint venture.

CASH RESERVES

Cash and cash equivalents declined R4,21 billion to R1,58 billion. Cash generated by operations amounted to R9,61 billion (2001: R12,58 billion). Payments consisted of dividends totalling R5,36 billion, taxation of R3,30 billion and net investing activities of R5,18 billion. Net investing activities include capital expenditure of R 5,99 billion and a R298,3 million investment in Johnson Matthey Fuel Cells Limited. Receipts included ARM's R704 million reimbursement of

its share of expenditure and interest incurred up to the effective date of the Modikwa Platinum Joint Venture.

SHARE BUY-BACK

The Group did not purchase any of its own shares during the twelve months to 31 December 2002.

OPERATIONS

An operating margin of 54,5% was achieved on steady-state operations. **Amandelbult Section** performed solidly. Head grade and concentrator recovery both improved and the unit cost increase was contained to 9,6%. **Lebowa** also performed well in 2002 and raised it's production, head grade and concentrator recovery. Unit costs rose by 10,7%. **Union Section** maintained production levels despite losing shifts associated with the evaluation of a new employee shift system in co-operation with unions and associations. The mine focussed on upgrading infrastructure and increasing available ore reserves. Unit costs rose by 12,1%. **Rustenburg Section's** reported production declined principally as a result of the incorporation of the Brakspruit, Bleskop and Paardekraal shafts in the Rustenburg UG2 Phase 1 project. Costs on the smaller base were well controlled. In the first half of the year **Potgietersrust** was negatively affected by a drop in mill head grade resulting from a low-grade intrusion in the south pit. An accelerated stripping programme, additional production from a new mini-pit and completion of the Ga-Pila village relocation during the year resulted in an increase in available ore reserves by year end, enhancing future mining flexibility. Costs were well controlled; the cash cost per ton mined fell 16,0% compared to 2001. However, the unit cost per refined ounce increased by 43,7% as a result of the lower grade.

The smelting, treatment and refining operations delivered an excellent performance in terms of throughput, recoveries and pipeline stock management during 2002. The hiring of the additional furnace to treat high chrome slag arisings will cease on commissioning of a new slag cleaning furnace in the second quarter of 2003.

NEW MINERALS LEGISLATION AND EMPOWERMENT OF HISTORICALY DISADVANTAGED SOUTH AFRICANS

As a result of difficulties experienced with the Department of Minerals and Energy in processing applications for mining authorisations, the planned build-up of production to a rate of 3,5 million refined platinum ounces by the end of 2006 was delayed. After re-planning a new production profile was announced in November 2002. Providing no further delays are experienced in the processing of applications, an annual production rate equivalent to 3,5 million refined platinum ounces can still be achieved by the end of 2006.

An agreement has been signed with the Department of Minerals and Energy which will both secure the granting of the mining authorisations necessary to achieve the planned build-up and satisfy the requirements of the Mineral and Petroleum Resources Development Act ("Mineral Resources Act") and Broad Based Economic Empowerment Charter ("Charter"). Anglo Platinum looks forward to the speedy and efficient implementation of the terms of this agreement.

Significant progress has been made in including empowerment groupings in new projects and Anglo Platinum is well on the way to meeting the requisite ownership and attributable production requirements as envisaged by the Mineral Resources Act and Charter. The following transactions have been entered into:

- facilitating the purchase of 22,5% of Northam Platinum by Mvelaphanda Platinum;
- a 50:50 joint venture with a consortium led by ARM in respect of the Modikwa Platinum project; and
- a 50:50 joint venture with the Royal Bafokeng Nation in respect of the Bafokeng-Rasimone Platinum Mine and the Styldrift project, now known as the Bafokeng-Rasimone Joint Venture. Certain suspensive conditions remain outstanding.

Negotiations are in progress with prospective HDSA partners in respect of new mines at Paschaskraal, Booysendal and Pandora.

Anglo Platinum has for many years invested heavily in social upliftment programmes, benefitting the communities around its operations. A total of R74,6 million was spent in 2002, mainly on education and health care programs. Regarding health care, the Anglo American has announced that Group companies will make anti-retroviral treatment ("ART") for AIDS available to employees. Anglo Platinum will be providing ART from 1 March 2003.

The Group is furthermore very active in supporting the development of small and medium enterprises, spending a total of R502 million in 2002.

The Group continues to maintain very close contact with government departments at all levels to enable it to timeously discharge the obligations thus far published in terms of the new Mineral Resources Act and Charter.

NEW PROJECTS ANNOUNCED DURING 2002

Anglo Platinum remains committed to the expansion programme to produce at the rate of 3,5 million ounces of refined platinum per year by the end of 2006 in response to projected market demand. The following major projects were announced in 2002:

- Rustenburg Tailings Retreatment: This entails the construction of a concentrator at Rustenburg to treat tailings from dams in the Klipfontein and Waterval areas. Construction has commenced and operations will start in the first half of 2004. By 2006 steady-state production will be achieved at an average annual rate of 120 000 platinum ounces and 38 000 palladium ounces. Capital expenditure is estimated at R1,6 billion in 2003 money terms. The resource base is sufficient to sustain the operation for 15 years at the planned production rate.
- Rustenburg UG2 Phase 2: This replacement project will exploit the UG2 reef at Rustenburg Section using existing infrastructure at the Frank and Townlands shafts, and two new decline shafts at Boschfontein. In addition the recently completed UG2 Waterval concentrator will be expanded to process the additional 400 000 tons per month of UG2 ore. Full production will amount to 306 000 ounces of refined platinum and 167 000 ounces of refined palladium per year. Capital expenditure is estimated at R3,7 billion in 2003 money terms. The project will commence production in the second half of 2004, and reach full production in 2008.

Projects building up to steady state production are:

- Rustenburg UG2 Phase 1: The project consists of a 400 000 tons per month concentrator processing ore from the new Waterval mine as well as the Brakspruit, Bleskop and Paardekraal shafts. Operations commenced in February 2002. The concentrator was successfully commissioned, achieving a rapid build-up in throughput and exceeding design recoveries. The production build-up from the

Waterval mine has been steep, but was slower than expected due to delays in development caused by congestion underground. Stoping widths in the UG2 areas of the Brakspruit, Bleskop and Paardekraal shafts were increased to include the leader seam and reduce the risk of falls of ground, causing a reduction in head grade. Test work has been done to prove methods of improving the mill feed grade, with implementation to take place during 2003. The project added R451,4 million to the Group's operating contribution for the year under review.

- Modikwa Platinum Mine: The concentrator was commissioned in the second half of the year, and achieved the design throughput of 200 000 tons per month in September 2002. Recoveries were better than planned. The initial stoping performance has been pleasing, and the build-up in ounces produced is in line with the very high targets set for this project.
- Bafokeng-Rasimone: The mine continued to increase development and improve mining efficiencies during 2002, despite difficult geological conditions at South Shaft. Tons milled from underground operations were increased by 81,9% to 1,85 million tons. Refined production rose by 24,5% compared to 2001, and the mine added R433,9 million to the Group's operating contribution.
- The Anglo Platinum Converting Process ("ACP") Project, which will set a new benchmark for the control of sulphur emissions, started its commissioning programme in March 2002. Commissioning has progressed well and at year end the new plant was ready to commence matte converting operations. The existing convertors and acid plant will be retained on standby during the construction of the second ACP reactor, which is scheduled to be commissioned during 2004.
- Polokwane Smelter: construction is complete and commissioning of the control system and plant has commenced. The furnace is planned to start producing matte for despatch to the ACP in May 2003.
- Milling at the expanded Mortimer UG2 concentrator at **Union Section** commenced in July 2002 and design throughput was achieved in October 2002.

DOWNSTREAM INVESTMENT

In the second half of the year Anglo Platinum acquired a 17,5% stake in Johnson Matthey Fuel Cells Limited, the fuel cells component subsidiary of Johnson Matthey plc. This investment enables the Group to pursue its strategy of stimulating demand and growing the market for platinum group metals while at the same time sharing in the returns that are expected to arise from the commercialisation of fuel cells.

DIVIDEND

The Board has declared a final cash dividend of 900 cents (2001: 1 100 cents) per ordinary share. This brings the total dividend for the year to 1 800 cents per share, a decrease of 18,2% compared to the 2 200 cents per share declared in 2001 (excluding the special dividend).

The Group's cash flows may vary considerably during the implementation of the balance of the expansion programme. While Anglo Platinum has historically maintained a dividend cover ratio of 1,7 excluding special dividends, this cover ratio may need to be varied.

PROSPECTS

Continuing strong demand has resulted in thin liquidity in the platinum market, with the price firming as a consequence. With growing demand for diesel vehicles, ever-tightening emissions legislation and China's continuing appetite for platinum jewellery, these conditions are expected to continue for 2003.

Despite reduced Russian shipments of palladium, its price has softened considerably. Reduced demand from the electronics sector coupled with the automotive industry's utilisation of inventory weighed heavily on the palladium price over the past twelve months. These conditions are likely to continue, making a sustained palladium price recovery unlikely.

Refined platinum production is planned to increase to 2,4 million ounces in 2003. Consequent on a planned pipeline increase in the first half of the year resulting from increased production levels, the continuing ramp-up of the ACP and the commissioning of the Polokwane Smelter, the bulk of the increase is expected to arise in the second half of the year.

Notwithstanding the planned increase in production, should US dollar metal prices and the rand remain at current levels, then earnings and dividends for 2003 will be lower than those for 2002.

Report of the independent auditors
To the members of
Anglo American Platinum Corporation Limited
We have audited the summarised consolidated preliminary report of Anglo American Platinum Corporation Limited and its subsidiaries, set out on pages 2 to 11 for the year ended 31 December 2002. This preliminary report is the responsibility of the Company's Directors. Our responsibility is to express an opinion on the financial statements based on our audit.
Scope
We conducted our audit in accordance with the Statements of South African Auditing Standards. These standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes:
• examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements,
• assessing the accounting principals used and significant estimates made by management, and
• evaluating the overall financial statement presentation.
We believe that our audit provides a reasonable basis for our opinion.
Audit opinion
In our opinion the preliminary report fairly present, in all material respects, the financial position of the Group at 31 December 2002, and the results of its operations and cash flows for the year then ended, in accordance with the South African Statements of Generally Accepted Accounting Practice and International Financial Reporting Standards, and in the manner required by the Companies Act in South Africa.
Deloitte & Touche
Registered Accountants and Auditors
Chartered Accountants (SA)
Johannesburg
10 February 2003

Declaration of final ordinary dividend (No. 100)
Notice is hereby given that a final dividend of 900 cents per ordinary share, in the currency of the Republic of South Africa, has been declared in respect of the financial year ended 31 December 2002. The dividend is payable to shareholders recorded in the books of the Company at the close of business on Friday 7 March 2003.
The salient dates for the final ordinary dividend are as follows:

Salient Dates for South Africa and United Kingdom	2003
Last day to trade (cum dividend)	Friday, 28 February
First day of trading (ex dividend)	Monday, 3 March

Currency conversion date (for sterling payments from London)	Tuesday, 4 March
Record date	Friday, 7 March
Date of payment	Wednesday, 12 March

Share certificates may not be dematerialised or re-materialised between Monday 3 March 2003 and Friday 7 March 2003, both days inclusive, nor may transfers take place between the South African and United Kingdom share registers during this period.

On Wednesday 12 March 2003, the dividends will be electronically transferred to the bank accounts of all certificated shareholders where this facility is available. Where electronic fund transfer is not available or desired, cheques dated 12 March 2003 will be posted on that date.

Shareholders who have dematerialised their share certificates will have their accounts at their CSDP or broker credited on 12 March 2003.

Shareholders registered on the United Kingdom section of the register will be paid the dividends in pounds sterling at the rate of exchange determined on Tuesday 4 March 2003.

A further announcement stating the rand/sterling conversion rate will be released through the relevant South African and United Kingdom news services on Wednesday 5 March 2003.

The dividend is payable subject to the customary conditions which may be inspected at or obtained from the Company's registered Johannesburg office or from its London Secretaries.

By order of the Board

C Mutzuris

Company Secretary

Johannesburg

10 February 2003

Administration

EXECUTIVE DIRECTORS

B E Davison (Chairman and Managing Director),
J A Dreyer, D T G Emmett, B E Ngubane,
R H H van Kerckhoven (Belgian), A I Wood (British)

NON-EXECUTIVE DIRECTORS

L Boyd, M W King, W A Nairn, A J Trahar

INDEPENDENT NON-EXECUTIVE DIRECTORS

T A Wixley (Deputy Chairman), C B Brayshaw, T H Nyasulu

ALTERNATE DIRECTORS

A H Calver (British), J M Halhead (British)
P J V Kinver (British), R Pilkington, C B Sheppard, V P Uren

Company Secretary

C Mutzuris
REGISTERED OFFICE
55 Marshall Street, Johannesburg, 2001
(P.O. Box 62179, Marshalltown, 2107)
Facsimile +27 11 373-5111
Telephone +27 11 373-6111
SOUTH AFRICAN REGISTRARS
Computershare Investor Services Limited,
(Registration No. 1958/003546/06),
70 Marshall Street
Johannesburg, 2001
(P.O. Box 61051, Marshalltown, 2107)
Facsimile +27 11 836-0792/6145
Telephone +27 11 370-7700
LONDON SECRETARIES
Anglo American Services (UK) Limited,
20 Carlton House Terrace, London,
SW1Y 5AN, England
Facsimile +44 207 698-8755
Telephone +44 207 698-8888
UNITED KINGDOM REGISTRARS
Capita IRG plc, Balfour House,
390-398 High Road,
Ilford, Essex IG1 1NQ, England
Facsimile +44 207 478-7717
Telephone +44 207 478-8241

ANGLO AMERICAN

News Release

11 February 2003

Anglo American plc (“Anglo American”) notification:
Anglo Platinum annual results 2002

Anglo American wishes to draw attention to Anglo Platinum's announcement of their results for the 12 months to 31 December 2002, attached hereto.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

Anglo American Platinum Corporation Limited
("Anglo Platinum")
(Incorporated in the Republic of South Africa)
(Registration number 1946/022452/06)
JSE Code: AMS
ISIN: ZAE000013181

Highlights for the year ended 31 December 2002

Earnings per share (cents)	2 676,0
Final dividend per share (cents)	900,0
Refined Pt oz production	+ 6,7%

Expansion to 3,5 m Pt oz by end 2006

Rustenburg UG2 Phase 1 and Modikwa Platinum Mine projects commissioned

Rustenburg Tailings Re-treatment and Rustenburg UG2 Phase 2 projects announced

Consolidated income statement

R millions	Notes	Audited Year ended 31 December 2002	Audited Year ended 31 December 2001	% Change
Gross sales revenue		20 285,7	18 690,9	
Commissions paid		733,0	812,0	
Net sales revenue		19 552,7	17 878,9	9,4
Cost of sales		10 129,9	8 262,9	22,6
Cash operating costs		8 883,9	7 044,5	
On-mine		7 369,4	5 948,6	
Purchase of metals in concentrate		121,9	-	
Smelting		640,6	441,9	
Treatment and refining		752,0	654,0	
Amortisation of operating assets	9	763,8	498,8	
(Increase)/decrease in metal inventories		(109,1)	45,1	
Other costs		591,3	674,5	
Gross profit on metal sales	5	9 422,8	9 616,0	(2,0)
Other net (expenditure)/income †		(754,7)	2 452,7	
Market development and promotional expenditure		(266,5)	(251,0)	
Operating profit		8 401,6	11 817,7	(28,9)
Net investment income		155,7	340,3	
Income from associates		181,6	170,6	
Profit before taxation		8 738,9	12 328,6	(29,1)
Taxation		2 998,9	4 308,8	(30,4)
Normal		2 319,7	3 562,0	
Current		1 084,8	3 054,0	
Deferred		1 234,9	508,0	
Secondary tax on companies (STC)		679,2	746,8	
Net profit		5 740,0	8 019,8	(28,4)
Headline earnings	2	5 630,4	8 008,2	(29,7)
Number of ordinary shares in issue (millions)		214,9	214,1	
Weighted average number of ordinary shares in issue (millions)		214,5	217,0	

Earnings per share (cents)			
- Basic	2 676,0	3 695,8	(27,6)
- Headline	2 624,9	3 690,4	(28,9)
- Diluted (basic)	2 671,0	3 692,4	(27,7)
- Diluted (headline)	2 620,0	3 687,0	(28,9)
Dividends per share (cents)	1 800,0	2 200,0	(18,2)
- Interim	900,0	1 100,0	
- Final	900,0*	1 100,0	
- Special dividend (cents)	-	500,0	
Dividend cover (headline earnings before special dividend)	1,5	1,7	(11,8)

† Mainly relates to foreign exchange gains and losses

* Proposed dividend

Consolidated balance sheet

R millions	Note	Audited as at 31 December 2002	Audited as at 31 December 2001
ASSETS			
Non-current assets		16 192,3	11 468,5
Property, plant and equipment		10 503,1	7 008,3
Capital work-in-progress		4 941,5	3 912,9
Platinum Producers' Environmental Trust		89,3	69,5
Investment in associates	6	557,6	265,7
Non-current accounts receivable		100,8	212,1
Current assets		4 695,5	9 059,6
Inventories		1 497,8	1 326,4
Accounts receivable		1 617,7	1 946,8
Cash and cash equivalents		1 580,0	5 786,4
Total assets		20 887,8	20 528,1
EQUITY AND LIABILITIES			
Share capital and reserves			
Share capital		21,5	21,4
Share premium		754,0	1 203,6
Accumulated profits before proposed dividends and related secondary tax on companies (STC)		12 193,2	11 296,6
Accumulated profits after proposed dividends and related STC		10 017,3	7 449,0
Proposed ordinary dividends		1 934,1	2 354,0
Proposed special dividend		-	1 070,0
STC in respect of proposed dividends		241,8	423,6
Shareholders' equity		12 968,7	12 521,6
Non-current liabilities		4 580,8	3 266,3
Deferred taxation		3 763,3	2 562,3
Environmental obligations		192,8	174,3
Employees' service benefit obligations		488,3	529,7
Obligations due under finance leases		136,4	-
Current liabilities		3 338,3	4 740,2
Accounts payable		1 893,7	1 731,6
Taxation		1 444,6	3 008,6
Total equity and liabilities		20 887,8	20 528,1

Group statement of changes in equity (audited)

R millions	Share capital	Share premium	Accumulated profits	Total

Balance as at 31 December 2000	21,7	1 836,4	9 856,0	11 714,1
Net profit			8 019,8	8 019,8
Dividends paid in cash			(6 087,4)	(6 087,4)
Share capital issued	0,1	70,7		70,8
Repurchase of ordinary shares	(0,4)	(703,5)	(491,8)	(1 195,7)
Company 2 228 267 shares at cost (cancelled)	(0,2)	(701,4)		(701,6)
Subsidiary 1 673 400 shares at cost	(0,2)		(490,2)	(490,4)
Associated expenditure		(2,1)	(1,6)	(3,7)
Balance as at 31 December 2001	21,4	1 203,6	11 296,6	12 521,6
Net profit			5 740,0	5 740,0
Dividends paid in cash			(5 362,9)	(5 362,9)
Share capital issued	0,1	74,8		74,9
Repurchase of ordinary shares	-	(524,4)	519,5	(4,9)
Cost of shares sold by wholly-owned subsidiary to parent company	0,2		491,8	492,0
Unrealised after tax Group profit on disposal of holding company shares to parent company			27,7	27,7
Shares repurchased by parent company from wholly-owned subsidiary (cancelled)	(0,2)	(524,4)		(524,6)
Balance as at 31 December 2002	21,5	754,0	12 193,2	12 968,7

Consolidated cash flow statement

R millions	Audited Year ended 31 December 2002	Audited Year ended 31 December 2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash receipts from customers	20 004,9	17 700,8
Cash paid to suppliers and employees †	(10 399,6)	(5 122,3)
Cash from operations	9 605,3	12 578,5
Interest paid	(35,4)	(19,9)
Taxation paid	(3 304,1)	(2 588,7)
Net cash from operating activities	6 265,8	9 969,9
CASH FLOWS USED IN INVESTING ACTIVITIES		
Purchase of property, plant and equipment	(5 994,1)	(3 586,1)
To maintain operations	(2 140,9)	(1 117,7)
To expand operations	(3 853,2)	(2 468,4)
Proceeds from sale of property, plant, equipment and mineral rights	778,4	31,7
Associates acquired	(300,3)	(2,4)
Interest received	203,1	373,9
Capital reduction by Northam Platinum Limited	39,0	-
Dividends received	89,7	122,8
Net cash used in investing activities	(5 184,2)	(3 060,1)
CASH FLOWS USED IN FINANCING ACTIVITIES		
Proceeds from the issue of share capital	0,1	0,1
Increase in share premium	74,8	70,7
Own shares purchased	-	(1 195,7)
Payment of long-term borrowings	-	(33,9)
Dividends paid	(5 362,9)	(6 087,4)
Net cash used in financing activities	(5 288,0)	(7 246,2)
Net decrease in cash and cash equivalents	(4 206,4)	(336,4)
Cash and cash equivalents at beginning of year	5 786,4	6 122,8
Cash and cash equivalents at end of year	1 580,0	5 786,4

† Includes foreign exchange gains and losses

Notes to the preliminary report

1. Accounting policies

The preliminary report is prepared on the historical cost basis, except for the revaluation of certain financial instruments that are fairly valued, using accounting policies that comply with International Financial Reporting Standards of the International Accounting Standards Board, as well as South African Statements of Generally Accepted Accounting Practice and the requirements of the South African Companies Act. These accounting policies are consistent with those applied in the previous year. An accounting policy has been added for the accounting treatment of joint ventures as the group entered into a joint venture for the first time during this year. The policy is as follows:

Joint ventures

The Group's interest in jointly controlled entities is accounted for through proportionate consolidation. Under this method the Group includes its share of the joint ventures' individual income and expenses, assets and liabilities in the relevant components of its financial statements on a line-by-line basis.

In respect of its interests in jointly controlled operations, the Group recognises the assets that it controls and the liabilities that it incurs, as well as its share of the income that it earns and the expenses that it incurs from the jointly controlled operation.

	2002 Rm	2001 Rm
2. Reconciliation between net profit and headline earnings		
Net profit	5 740,0	8 019,8
Adjustments:		
Profit on disposal of mineral rights	(98,0)	-
Negative goodwill amortisation	(11,6)	(11,6)
Headline earnings	5 630,4	8 008,2
3. Contingent liabilities		
Guarantees and suretyships		
Loans granted to employees in respect of housing loans	3,9	5,2
Environmental obligations in respect of uncommissioned expansion projects	9,1	1,3

Letters of comfort have been issued to financial institutions to cover certain banking facilities. There are no encumbrances of Group assets, other than the houses held under finance leases by the Group.

The Group provided guarantees in favour of Changing Tides 166 (Proprietary) Limited, a wholly-owned subsidiary of Group 5 Construction Limited ("Group 5"). The guarantee provides security for lease payments to Group 5 by the

Anglo Platinum Housing Trust ("APHT"). The probability of any obligation arising under this guarantee is considered remote.

The Group provided a guarantee in favour of BoE Merchant Bank Limited ("BoE") for financing provided by BoE to Salene Mining (Proprietary) Limited ("Salene"). The Group provided the guarantee to enable Salene to put mining infrastructure in place. The guarantee is valid until 1 July 2006 or if earlier, on repayment by Salene of the loan. Salene will sell all ore production from the mine to the Group. The facility granted by BoE to Salene is for a maximum amount of R120 million. In the event that BoE calls up the guarantee, the Group holds bonds over sufficient assets of Salene to make good any obligations that may be incurred. It is unlikely that the Group will incur obligations under this guarantee.

4. Capital commitments

Commitments will be funded from existing cash resources, future cash flows and borrowings.

R millions	Mined	Purchase of metals in concentrate	Total
2002 (audited)			
5. Gross profit on metal sales - Segmental information			
Gross sales revenue	20 194,4	91,3	20 285,7
Commissions paid	723,3	9,7	733,0
Net sales revenue	19 471,1	81,6	19 552,7
Cost of sales	10 049,2	80,7	10 129,9
Cash operating costs	8 753,2	130,7	8 883,9
On-mine	7 369,4	-	7 369,4
Purchase of metals in concentrate	-	121,9	121,9
Smelting	633,6	7,0	640,6
Treatment and refining	750,2	1,8	752,0
Amortisation of operating assets	762,8	1,0	763,8
Increase in metal inventories	(55,4)	(53,7)	(109,1)
Other costs	588,6	2,7	591,3
	9 421,9	0,9	9 422,8
2001 (audited)			
Gross sales revenue	18 690,9	-	18 690,9
Commissions paid	812,0	-	812,0
Net sales revenue	17 878,9	-	17 878,9
Cost of sales	8 262,9	-	8 262,9
Cash operating costs	7 044,5	-	7 044,5
On-mine	5 948,6	-	5 948,6
Smelting	441,9	-	441,9
Treatment and refining	654,0	-	654,0
Amortisation of operating assets	498,8	-	498,8
Decrease in metal inventories	45,1	-	45,1
Other costs	674,5	-	674,5
	9 616,0	-	9 616,0

6. Investments in associates		
Unlisted investment in associate		
- Carrying amount	298,3	-
- Directors' valuation: R298,3 million (2001: R nil)		
Listed investment in associate		
- Carrying amount	259,3	265,7
- Market value: R972,8 million (2001: R869,5 million)		
	557,6	265,7
7. Capital expenditure for the year	5 994,1	3 586,1
8. Commitments		
Mining property, plant and equipment		
Contracted for	2 094,3	1 849,0
Not yet contracted for	14 850,6	9 591,7
Authorised by the directors	16 944,9	11 440,7
Allocated for:		
Expansion of capacity	13 913,9	9 345,0
- within one year	5 013,9	2 987,9
- within two to five years	8 900,0	6 357,1
Maintenance of capacity	3 031,0	2 095,7
- within one year	1 570,1	1 073,6
- within two to five years	1 460,9	1 022,1
Other		
Operating lease rentals - premises	38,1	50,6
- within one year	15,2	13,4
- within two to five years	22,9	37,2
Information Technology Service Providers	139,4	209,6
- within one year	42,9	56,0
- within two to five years	96,5	137,7
- thereafter	-	15,9
9. Amortisation and depreciation of property, plant and equipment	797,2	532,8
Amortisation of operating assets	763,8	498,8
Mining	646,1	409,4
Smelting	57,0	38,9
Treatment and refining	57,9	47,7
Decommissioning asset	2,8	2,8

Depreciation - non-mining assets	33,4	34,0
10. Profit on sale of plant, equipment and mineral rights	102,4	9,5

11. Comparative figures

Where appropriate, comparative figures have been reformatted to facilitate comparability.

Supplementary information for convenience of users
Consolidated income statement
UNITED STATES DOLLAR EQUIVALENT

US$ millions	Audited Year ended 31 December 2002	Audited Year ended 31 December 2001	% Change
Gross sales revenue	1 936,1	2 168,8	
Commissions paid	70,0	94,2	
Net sales revenue	1 866,1	2 074,6	(10,1)
Cost of sales	966,7	958,8	0,8
Cash operating costs	847,8	817,4	
On-mine	703,3	690,2	
Purchase of metals in concentrate	11,6	-	
Smelting	61,1	51,3	
Treatment and refining	71,8	75,9	
Amortisation of operating assets	72,9	57,9	
(Increase)/decrease in metal inventories	(10,4)	5,2	
Other costs	56,4	78,3	
Gross profit on metal sales	899,4	1 115,8	(19,4)
Other net (expenditure)/income†	(72,0)	284,6	
Market development and promotional expenditure	(25,4)	(29,1)	
Operating profit	802,0	1 371,3	(41,5)
Net investment income	14,9	39,5	
Income from associates	17,3	19,8	
Profit before taxation	834,2	1 430,6	(41,7)
Taxation	286,1	499,9	
Normal	221,3	413,2	
Current	103,5	354,3	
Deferred	117,8	58,9	
Secondary tax on companies (STC)	64,8	86,7	
Net profit	548,1	930,7	(41,1)
Dividends paid in cash	(511,8)	(706,3)	(27,5)

Exchange rate translation adjustment	391,1	(523,9)	(174,7)
Repurchase of shares by holding company from wholly-owned subsidiary/(Own shares repurchased)	49,6	(57,1)	
Accumulated profits at beginning of year	944,5	1 301,1	(27,4)
Accumulated profits at end of year	1 421,5	944,5	50,5
Average Rand/US$ exchange rate	10,4778	8,6182	
Weighted average number of ordinary shares in issue (millions)	214,5	217,0	(1,2)
Earnings per share (cents)			
- Basic	255,5	428,9	(40,4)
- Headline	250,5	428,2	(41,5)
- Diluted (basic)	254,9	428,4	(40,5)
- Diluted (headline)	250,1	427,8	(41,5)
Dividends per share (cents)	171,8	255,2	
- Interim	85,9	127,6	
- Final	85,9*	127,6	
Special dividend (cents)	-	58,0	

Income statement items were translated at the average exchange rate for the year.

† Mainly relates to foreign exchange gains and losses.

* Proposed dividend

Supplementary information for convenience of users

Consolidated balance sheet

UNITED STATES DOLLAR EQUIVALENT

US$ millions	Audited as at 31 December 2002	Audited as at 31 December 2001
ASSETS		
Non-current assets	1 887,8	958,7
Property, plant and equipment	1 224,5	585,9
Capital work-in-progress	576,1	327,1
Platinum Producers' Environmental Trust	10,4	5,8
Investment in associates	65,0	22,2
Non-current accounts receivable	11,8	17,7
Current assets	547,4	757,5
Inventories	174,6	110,9
Accounts receivable	188,6	162,8
Cash and cash equivalents	184,2	483,8
Total assets	2 435,2	1 716,2
EQUITY AND LIABILITIES		
Share capital and reserves		
Share capital	2,5	1,8
Share premium	87,9	100,6
Accumulated profits before proposed dividends and related secondary tax on companies (STC)	1 421,5	944,5
Accumulated profits after proposed dividends and related STC	1 167,8	622,8
Proposed ordinary dividends	225,5	196,8
Proposed special dividend	-	89,5
STC in respect of proposed dividends	28,2	35,4
Shareholders' equity	1 511,9	1 046,9
Non-current liabilities	534,0	273,1
Deferred taxation	438,7	214,2
Environmental obligations	22,5	14,6
Employees' service benefit obligations	56,9	44,3
Obligations due under finance leases	15,9	-
Current liabilities	389,3	396,2
Accounts payable	220,9	144,7
Taxation	168,4	251,5
Total equity and liabilities	2 435,2	1 716,2
Closing Rand/US$ exchange rate	8,5775	11,9610

Balance sheet items have been translated at the closing rate.

Supplementary information for convenience of users

Consolidated cash flow statement

UNITED STATES DOLLAR EQUIVALENT

US$ millions	Audited year ended 31 December 2002	Audited year ended 31 December 2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash receipts from customers	1 909,3	2 053,9
Cash paid to suppliers and employees †	(992,6)	(594,4)
Cash from operations	916,7	1 459,5
Interest paid	(3,4)	(2,3)
Taxation paid	(315,2)	(300,3)
Net cash from operating activities	598,1	1 156,9
CASH FLOWS USED IN INVESTING ACTIVITIES		
Purchase of property, plant and equipment	(572,0)	(416,1)
To maintain operations	(204,3)	(129,7)
To expand operations	(367,7)	(286,4)
Proceeds from sale of property, plant, equipment and mineral rights	74,3	3,7
Associates acquired	(28,7)	(0,3)
Interest received	19,4	43,4
Capital reduction by Northam Platinum Limited	3,7	-
Dividends received	8,6	14,2
Net cash used in investing activities	(494,7)	(355,1)
CASH FLOWS USED IN FINANCING ACTIVITIES		
Proceeds from the issue of share capital	-*	-*
Increase in share premium	7,1	8,2
Own shares purchased	-	(138,7)
Payment of long-term borrowings	-	(3,9)
Dividends paid	(511,8)	(706,3)
Net cash used in financing activities	(504,7)	(840,7)
Net decrease in cash and cash equivalents	(401,3)	(38,9)
Exchange rate translation adjustment	101,7	(285,6)
Cash and cash equivalents at beginning of year	483,8	808,3
Cash and cash equivalents at end of year	184,2	483,8
Average Rand/US$ exchange rate	10,4778	8,6182

Cash flow items were translated at the average exchange rate for the year.

† Includes foreign exchange gains and losses.

* Less than US$50 000

Supplementary information

Consolidated statistics (Unaudited)

31 31 %

Total operations		December 2002	December 2001	Change
Marketing statistics				
Average market prices achieved				
Platinum	(US$/oz)	544	526	3,4
Palladium	(US$/oz)	329	582	(43,5)
Rhodium	(US$/oz)	831	1 610	(48,4)
Nickel	(US$/lb)	3,03	2,65	14,3
Net sales revenue per Pt ounce sold	(US$)	829	1 004	(17,4)
Platinum	(R/oz)	5 567	4 531	22,9
Palladium	(R/oz)	3 403	4 936	(31,1)
Rhodium	(R/oz)	8 683	13 410	(35,2)
Nickel	(R/lb)	31,92	23,14	37,9
Net sales revenue per Pt ounce sold	(R)	8 690	8 654	0,4
Average Pt exchange rates achieved	(R : $)	10,2422	8,6184	18,8
Exchange rates at end of period	(R : $)	8,5775	11,9610	(28,3)
Profitability statistics				
Gross sales revenue per ton milled	(R)	703	696	1,0
Gross profit margin	(%)	46,5	51,4	(9,5)
Earnings before interest, taxation, depreciation and amortisation (EBITDA)	(R millions)	9 368,4	12 507,4	(25,1)
Operating profit to average operating assets	(%)	66,3	120,0	(44,7)
Return on average shareholders' equity	(%)	45,0	66,2	(32,0)
Return on capital employed	(%)	43,4	64,0	(32,2)
Refined production for mining operations				
Platinum	(thousands) (oz)	2 238,5	2 109,2	6,1

Palladium	(thousands) (oz)	1 103,1	1 049,0	5,2
Rhodium	(thousands) (oz)	210,0	200,4	4,8
Gold	(thousands) (oz)	106,7	102,2	4,4
Nickel	(thousands) (tons)	19,4	19,5	(0,5)
Copper	(thousands) (tons)	10,5	10,8	(2,8)
PGM's	(thousands) (oz)	3 920,6	3 673,6	6,7
Refined production from purchased metals in concentrate				
Platinum	(thousands) (oz)	12,6		
Palladium	(thousands) (oz)	12,2		
Rhodium	(thousands) (oz)	1,7		
Gold	(thousands) (oz)	0,4		
PGM's	(thousands) (oz)	27,0		
Total refined production				
Platinum	(thousands) (oz)	2 251,1	2 109,2	6,7
Palladium	(thousands) (oz)	1 115,3	1 049,0	6,3
Rhodium	(thousands) (oz)	211,7	200,4	5,6
Gold	(thousands) (oz)	107,1	102,2	4,8
Nickel	(thousands) (tons)	19,4	19,5	(0,5)
Copper	(thousands) (tons)	10,5	10,8	(2,8)
PGM's	(thousands) (oz)	3 947,6	3 673,6	7,5
Analysis of operating contribution by mine	(R millions)			
Rustenburg Section		2 794,2	2 993,6	(6,7)
Union Section		1 059,3	1 190,9	(11,1)
Amandelbult Section		3 886,2	3 742,6	3,8
Potgietersrust Platinums		926,1	1 680,5	(44,9)
Lebowa Platinum Mines		450,1	407,7	10,4
Steady state operating contribution		9 115,9	10 015,3	(9,0)
Bafokeng-Rasimone Platinum Mine		433,9	275,2	57,7
Rustenburg UG2 Phase I Project		451,4		

Modikwa Platinum Mine		12,9		
Consolidated operating contribution - all operations		10 014,1	10 290,5	(2,7)
Other costs		591,3	674,5	(12,3)
Gross profit on metal sales		9 422,8	9 616,0	(2,0)
Production statistics and efficiency measures				
Tons mined - PPRust (opencast)	(thousands)	39 672	29 631	33,9
Tons broken - underground mines	(thousands)	20 179	21 519	(6,2)
Tons milled	(thousands)	24 587	24 952	(1,5)
Built-up head grade	(g/ton)	4,91	5,06	(3,0)
Immediately available ore reserves	(months)	15,4	14,2	8,5
Metres face advance	(per month)	11,0	8,8	25,0
Square metres per employee	(per month)	11,0	10,7	2,8
Square metres per stoping and cleaning employee	(per month)	37,2	37,6	(1,1)

Tons broken per employee - underground mines		604	593	1,9
Tons mined per employee - PPRust		35 676	27 060	31,8
Total average number of mine employees		34 527	37 396	(7,7)
Average number of mine employees - underground mines		33 415	36 301	(8,0)
- opencast mine (PPRust)		1 112	1 095	1,6
UG2 mined to total output	(%)	28	28	-
Platinum ounces refined	(thousands)	1 918,5	1 979,0	(3,1)
Refined Pt ounces per employee		55,6	52,9	5,1
Profitability and cost statistics				
Net sales revenue per Pt ounce sold	(R)	8 697	8 744	(0,5)
Operating performance				
Cash-on-mine cost per Pt ounce refined	(R)	2 988	2 733	9,3
Cash-on-mine cost per Pt ounce refined	(US$)	285	317	(10,1)
Cash operating costs per Pt ounce refined	(R)	3 599	3 254	10,6
Cash operating costs per Pt ounce refined	(US$)	343	378	(9,3)
Cash operating costs per PGM ounce refined	(R)	2 053	1 852	10,9

Cash operating costs per PGM ounce refined	(US$)	196	215	(8,8)
Operating income statement	(R millions)			
Net sales revenue		16 724,4	16 971,8	(1,5)
Operating cost of sales †		(7 608,5)	(6 956,5)	9,4
Operating contribution		9 115,9	10 015,3	(9,0)
Operating margin	(%)	54,5	59,0	(7,6)

* Includes all operations except Bafokeng-Rasimone Platinum Mine, Rustenburg UG2 Phase I Project and Modikwa Platinum Mine all of which are in a production ramp-up phase.

† Cost of sales excluding other costs

RUSTENBURG SECTION

2002 excludes portions of the Brakspruit, Bleskop and Paardekraal shafts that are being expanded as part of the Rustenburg UG2 Phase I Project. These shafts, at a lower level of output, are included in the steady state information for 2001.

Production statistics and efficiency measures

Tons broken	(thousands)	7 014	8 550	(18,0)
Tons milled	(thousands)	7 031	7 733	(9,1)
Built-up head grade	(g/ton)	5,31	5,38	(1,3)
Immediately available ore reserves	(months)	17,0	15,0	13,3
Metres face advance	(per month)	10,7	8,9	20,2
Square metres per employee	(per month)	10,2	10,7	(4,7)
Square metres per stoping and cleaning employee	(per month)	39,9	38,8	2,8
Tons broken per employee		475	493	(3,7)
Average number of mine employees		14 780	17 346	(14,8)
UG2 mined to total output	(%)	2	16	(87,5)
Platinum ounces refined	(thousands)	655,5	719,1	(8,8)
Refined Pt ounces per		44,4	41,5	7,0

employee				
Profitability and cost statistics				
Net sales revenue per Pt ounce sold	(R)	8 438	8 273	2,0
Operating performance				
Cash-on-mine cost per Pt ounce refined	(R)	3 172	3 076	3,1
Cash-on-mine cost per Pt ounce refined	(US$)	303	357	(15,1)
Cash operating costs per Pt ounce refined	(R)	3 822	3 650	4,7
Cash operating costs per Pt ounce refined	(US$)	365	424	(13,9)
Cash operating costs per PGM ounce refined	(R)	2 325	2 233	4,1
Cash operating costs per PGM ounce refined	(US$)	222	259	(14,3)
Operating income statement	(R millions)			
Net sales revenue		5 504,2	5 780,6	(4,8)
Operating cost of sales †		(2 710,0)	(2 787,0)	(2,8)
Operating contribution		2 794,2	2 993,6	(6,7)
Operating margin	%	50,8	51,8	(1,9)
† Cost of sales excluding other costs				

UNION SECTION				
Production statistics and efficiency measures				
Tons broken	(thousands)	3 707	3 694	0,4
Tons milled	(thousands)	4 562	4 466	2,1
Built-up head grade	(g/ton)	4,34	4,40	(1,4)
Immediately available ore reserves	(months)	20,0	16,1	24,2
Metres face advance	(per month)	8,5	7,1	19,7
Square metres per employee	(per month)	7,7	7,8	(1,3)
Square metres per stoping and cleaning employee	(per month)	29,1	29,9	(2,7)

Tons broken per employee		594	582	2,1
Average number of mine employees		6 240	6 342	(1,6)
UG2 mined to total output	(%)	64	60	6,7
Platinum ounces refined	(thousands)	284,7	280,4	1,5
Refined Pt ounces per employee		45,6	44,2	3,2
Profitability and cost statistics				
Net sales revenue per Pt ounce sold	(R)	8 327	8 497	(2,0)
Operating performance				
Cash-on-mine cost per Pt ounce refined	(R)	3 767	3 353	12,3
Cash-on-mine cost per Pt ounce refined	(US$)	360	389	(7,5)
Cash operating costs per Pt ounce refined	(R)	4 246	3 787	12,1
Cash operating costs per Pt ounce refined	(US$)	405	439	(7,7)
Cash operating costs per PGM ounce refined	(R)	2 349	2 102	11,8
Cash operating costs per PGM ounce refined	(US$)	224	244	(8,2)
Operating income statement	(R millions)			
Net sales revenue		2 385,7	2 326,6	2,5
Operating cost of sales †		(1 326,4)	(1 135,7)	16,8
Operating contribution		1,059,3	1 190,9	(11,1)
Operating margin	(%)	44,4	51,2	(13,3)

† Cost of sales excluding other costs

AMANDELBULT SECTION

Production statistics and efficiency measures				
Tons broken	(thousands)	7 539	7 621	(1,1)
Tons milled	(thousands)	7 072	7 086	(0,2)
Built-up head grade	(g/ton)	5,86	5,68	3,2
Immediately available ore reserves	(months)	18,0	18,0	-
Metres face advance	(per month)	10,7	9,3	15,1
Square metres per employee	(per month)	12,7	12,0	5,8
Square metres per stoping and cleaning employee	(per month)	37,5	39,1	(4,1)
Tons broken per employee		785	771	1,8
Average number of mine employees		9 607	9 890	(2,9)
UG2 mined to total output	(%)	44	36	22,2
Platinum ounces refined	(thousands)	711,0	679,3	4,7
Refined Pt ounces per employee		74,0	68,7	7,7
Profitability and cost statistics				
Net sales revenue per Pt ounce sold	(R)	8 305	8 189	1,4
Operating performance				
Cash-on-mine cost per Pt ounce refined	(R)	2 106	1 920	9,7
Cash-on-mine cost per Pt ounce refined	(US$)	201	223	(9,9)
Cash operating costs per Pt ounce refined	(R)	2 533	2 312	9,6
Cash operating costs per Pt ounce refined	(US$)	242	268	(9,7)
Cash operating costs per PGM ounce refined	(R)	1 466	1 340	9,4

Cash operating costs per PGM ounce refined	(US$)	140	155	(9,7)
Operating income statement	(R millions)			
Net sales revenue		5 954,0	5 473,0	8,8
Operating cost of sales †		(2 067,8)	(1 730,4)	19,5
Operating contribution		3 886,2	3 742,6	3,8
Operating margin	(%)	65,3	68,4	(4,6)
† Cost of sales excluding other costs				

POTGIETERSRUST PLATINUMS

Production statistics and efficiency measures				
Tons mined	(thousands)	39 672	29 631	33,9
Tons milled	(thousands)	4 375	4 270	2,5
Built-up head grade	(g/ton)	3,53	4,38	(19,4)
Stripping ratio		17,7	10,9	62,4
Immediately available ore reserves within the pit	(months)	6,1	3,5	74,3
Tons mined per employee		35 676	27 060	31,8
Average number of mine employees		1 112	1 095	1,6
Platinum ounces refined	(thousands)	165,3	211,1	(21,7)
Refined Pt ounces per employee		148,7	192,8	(22,9)
Profitability and cost statistics				
Net sales revenue per Pt ounce sold	(R)	11 449	12 120	(5,5)
Operating performance				
Cash-on-mine cost per Pt ounce refined	(R)	3 890	2 819	38,0
Cash-on-mine cost per Pt ounce refined	(US$)	371	327	13,5
Cash operating costs per Pt ounce refined	(R)	5 298	3 688	43,7
Cash operating costs per Pt ounce refined	(US$)	506	428	18,2

Cash operating costs per PGM ounce refined	(R)	2 507	1 682	49,0
Cash operating costs per PGM ounce refined	(US$)	239	195	22,6
Operating income statement	(R millions)			
Net sales revenue		1 892,6	2 558,6	(26,0)
Operating cost of sales †		(966,5)	(878,1)	10,1
Operating contribution		926,1	1 680,5	(44,9)
Operating margin	(%)	48,9	65,7	(25,5)

† Cost of sales excluding other costs

LEBOWA PLATINUM MINES

Production statistics and efficiency measures

Tons broken	(thousands)	1 919	1 654	16,0
Tons milled	(thousands)	1 547	1 397	10,7
Built-up head grade	(g/ton)	4,46	4,26	4,7
Immediately available ore reserves	(months)	15,6	13,8	13,0
Metres face advance	(per month)	16,2	9,4	72,3
Square metres per employee	(per month)	14,9	13,0	14,6
Square metres per stoping and cleaning employee	(per month)	39,4	39,7	(0,8)
Tons broken per employee		688	607	13,3
Average number of mine employees		2 788	2 723	2,4
UG2 mined to total output	(%)	38	38	-
Platinum ounces refined	(thousands)	102,0	89,1	14,5

Refined Pt ounces per employee		36,6	32,7	11,9
Profitability and cost statistics				
Net sales revenue per Pt ounce sold	(R)	9 685	9 349	3,6
Operating performance				
Cash-on-mine cost per Pt ounce refined	(R)	4 326	4 021	7,6
Cash-on-mine cost per Pt ounce refined	(US$)	413	467	(11,6)
Cash operating costs per Pt ounce refined	(R)	5 027	4 540	10,7
Cash operating costs per Pt ounce refined	(US$)	480	527	(8,9)
Cash operating costs per PGM ounce refined	(R)	2 663	2 498	6,6
Cash operating costs per PGM ounce refined	(US$)	254	290	(12,4)
Operating income statement	(R millions)			
Net sales revenue		987,9	833,0	18,6
Operating cost of sales †		(537,8)	(425,3)	26,5
Operating contribution		450,1	407,7	10,4
Operating margin	(%)	45,6	48,9	(6,7)

† Cost of sales excluding other costs

BAFOKENG-RASIMONE PLATINUM MINE				
Production statistics and efficiency measures				
Tons broken	(thousands)	2 159	1 256	71,9
Tons milled	(thousands)	2 491	1 892	31,7
Built-up head grade	(g/ton)	4,22	4,42	(4,5)
Immediately available ore reserves	(months)	6,7	7,3	(8,2)
Metres face advance	(per month)	8,9	7,2	23,6

Square metres per employee	(per month)	10,6	7,0	51,4
Square metres per stoping and cleaning employee	(per month)	45,3	29,8	52,0
Tons broken per employee		661	492	34,3
Average number of mine employees		3 267	2 554	27,9
UG2 mined to total output	(%)	13	24	(45,8)
Platinum ounces refined	(thousands)	162,1	130,2	24,5
Refined Pt ounces per employee		49,6	51,0	(2,7)
Profitability and cost statistics				
Net sales revenue per Pt ounce sold	(R)	8 318	7 257	14,6
Operating performance				
Cash-on-mine cost per Pt ounce refined	(R)	4 365	4 142	5,4
Cash-on-mine cost per Pt ounce refined	(US$)	417	481	(13,3)
Cash operating costs per Pt ounce refined	(R)	5 045	4 638	8,8
Cash operating costs per Pt ounce refined	(US$)	481	538	(10,6)
Cash operating costs per PGM ounce refined	(R)	3 127	3 087	1,3
Cash operating costs per PGM ounce refined	(US$)	298	358	(16,8)
Operating income statement	(R millions)			
Net sales revenue		1 358,4	907,1	49,8
Operating cost of sales †		(924,5)	(631,9)	46,3
Operating contribution		433,9	275,2	57,7
Operating margin	(%)	31,9	30,3	5,3

† Cost of sales excluding other costs

RUSTENBURG UG2 PHASE I

PROJECT

The project includes output from the Brakspruit, Bleskop and Paardekraal, as well as the new Waterval shafts, feeding the new 400 ktpm Waterval Concentrator. Milling at the new concentrator commenced in February 2002.

Production statistics and efficiency measures

Tons broken	(thousands)	3 951
Tons milled	(thousands)	3 786
Built-up head grade	(g/ton)	3,24
Immediately available ore reserves	(months)	12,3
Metres face advance	(per month)	54,5
Square metres per employee	(per month)	15,8
Square metres per stoping and cleaning employee	(per month)	41,7
Tons broken per employee		1 155
Average number of mine employees		3 422
UG2 mined to total output	(%)	92
Platinum ounces refined	(thousands)	145,4
Refined Pt ounces per employee		42,5

Profitability and cost statistics

Net sales revenue per Pt ounce sold	(R)	9 030
Operating performance		
Cash-on-mine cost per Pt ounce refined	(R)	5 767
Cash-on-mine cost per Pt ounce refined	(US$)	550
Cash operating costs per Pt ounce refined	(R)	6 415
Cash operating costs per Pt ounce refined	(US$)	612
Cash operating costs per PGM ounce refined	(R)	3 462
Cash operating costs per PGM ounce refined	(US$)	330
Operating income statement	(R millions)	
Net sales revenue		1 306,6
Operating cost of sales †		(855,2)
Operating contribution		451,4
Operating margin	(%)	34,5

† Cost of sales excluding other costs

MODIKWA PLATINUM MINE*

Production statistics and efficiency measures		
Tons broken	(thousands)	459
Tons milled	(thousands)	488
Built-up head grade	(g/ton)	2,52
Immediately available ore reserves	(months)	4,0
Metres face advance	(per month)	11,2
Square metres per employee	(per month)	5,7
Square metres per stoping and cleaning employee	(per month)	18,0

Tons broken per employee		540
Total average number of mine employees		850
UG2 mined to total output	(%)	100
Platinum ounces refined	(thousands)	25,1
Refined Pt ounces per employee		29,5
Profitability and cost statistics		
Net sales revenue per Pt ounce sold	(R)	8 550
Operating performance		
Cash-on-mine cost per Pt ounce refined	(R)	7 179
Cash-on-mine cost per Pt ounce refined	(US$)	685
Cash operating costs per Pt ounce refined	(R)	7 880
Cash operating costs per Pt ounce refined	(US$)	752
Cash operating costs per PGM ounce refined	(R)	3 683
Cash operating costs per PGM ounce refined	(US$)	352
Operating income statement	(R millions)	
Net sales revenue		163,3
Operating cost of sales †		(150,4)
Operating contribution		12,9
Operating margin	(%)	7,9

† Cost of sales excluding other costs

* Represents half of the Modikwa Platinum Mine operation plus the purchase, conversion and sale of 50% of the metals in concentrate

COMMENTARY - 12 months ended December 2002

SAFETY

Under the guidance of the Group's Safety, Health and Environment ("SHE") committee, a sub-committee of the Board, the Group embarked this past year on the most intense and focussed safety programmes in its history. The success of these programmes is evident in a marked reduction in the reported lost-time injury frequency rate per 200 000 hours worked ("LTIFR"), which now stands at 1,2; an improvement of 54% on 2001. Notwithstanding the improvement, the Board regrets to report the death of 26 employees at managed operations during the year. Management will continue to implement and apply all safety programmes in a determined manner.

RESULTS SUMMARY

Refined platinum production for the year of 2,251 million ounces was 6,7 % higher than in the previous year. The bulk of the increase came in the second half of the year when 15,8% more ounces were produced than in the first half.

Gross sales revenue increased as a result of higher sales volumes flowing from the abovementioned increase in production. A lower US dollar price for the basket of metals sold was offset by a weaker average exchange rate over the period. Notwithstanding an increase in the cost of sales for the year, the level of profit achieved by the operations was much the same as for 2001. Profit on metal sales of R9,42 billion declined only marginally from the R9,62 billion achieved in 2001. The weakening of the rand against the US dollar during 2001, and the very weak closing of the rand on 31 December 2001 resulted in translation and revenue repatriation gains in 2001 amounting to R2,44 billion. The much firmer rand at the end of 2002 and its firming trend through the year yielded a translation and revenue repatriation loss of R0,88 billion. This R3,32 billion negative swing is the principal reason for the 29,7% reduction in headline earnings from R8,01 billion in 2001 to R5,63 billion in 2002.

FINANCIAL RESULTS

Gross sales revenue increased by R1,59 billion to R20,29 billion. The increase was the net result of a weaker rand during the year (R3,89 billion increase), an increase in sales volumes following increased production (R1,47 billion increase), offset by a reduction in US dollar revenues for metals sold (R3,77 billion decrease). While the average price for platinum of US$ 544 per ounce was slightly higher than the US$ 526 per ounce achieved in 2001, palladium and rhodium prices achieved were significantly lower at US$ 329 per ounce for palladium (2001: US$ 582) and US$ 831 per ounce for rhodium (2001: US$ 1 610). The US dollar revenue of all metals, expressed per platinum ounce sold, declined 17,4 % to US$ 829 from US$ 1 004 in 2001.

Cost of sales rose by R1,87 billion to R10,13 billion as a combined result of cost increases associated with the existing production base and the increase in production at ramp-up operations.

Costs at steady state operations were well controlled; the cost of sales rose by R0,56 billion, or 7,4 %, to R8,15 billion. It was reported at the interim stage that Potgietersrust was negatively impacted by a low grade ore intrusion, resulting in a very significant reduction in built-up head grade and a 38,0% increase in the cash on-mine cost per refined platinum ounce. Despite this, the

average cash on-mine cost per refined platinum ounce across steady-state operations increased by 9,3%, well below the rate of inflation. This was achieved through stringent cost control, improvements in mining efficiencies and higher concentrator recoveries.
Smelting, treatment and refining costs increased as a result of higher production volumes and the hiring of an additional furnace to treat high chrome slag arising from the increased volume of UG2 smelted. While the hiring of the additional smelter added R112,1 million to costs, causing the cash smelting, treatment and refining cost per refined platinum ounce to rise by 19,1%, the increased production volumes generated by higher metal recoveries contributed revenues which far outweighed these costs.
Including the impact of the lower grade at Potgietersrust and the additional smelting costs, the cash operating cost per refined platinum ounce at steady-state operations ("unit cost") increased by 10,6%, in line with inflation.
The Rustenburg UG2 Phase 1 and Modikwa Platinum projects both commenced operations during the year. Bafokeng-Rasimone increased its production volumes materially, tons milled rising by 31,7%. Together, these operations accounted for R1,31 billion of the increase in the cost of sales. Despite the relatively high unit costs at these operations as they build up to full production, they nevertheless contributed R849,6 million to the profit on metal sales, up from R235,0 million in 2001.
For the first time the Group reflects the cost of purchasing metals in concentrate from joint venture partners. The R121,9 million shown in the income statement relates to the purchase of the African Rainbow Minerals ("ARM") led consortium's share of production from the Modikwa Platinum mine. In 2003 the volume of metal purchased will increase substantially with increased output from Modikwa Platinum and the expected commencement of the Bafokeng-Rasimone Joint Venture.
The increase in the amortisation charge directly reflects the bringing to production of new operating assets.
Gross profit on metal sales fell marginally by 2,0% to R9,42 billion.
Net investment income declined by R184,6 million to R155,7 million as a result of lower cash holdings.

CAPITAL EXPENDITURE

Capital expenditure totalled R5,99 billion (2001: R3,59 billion). Of this, expansion capital expenditure was R3,85 billion (2001: R2,47 billion) and expenditure to maintain operations was R2,14 billion (2001: R1,12 billion). The implementation of the Modikwa Platinum Joint Venture with ARM during the period resulted in ARM refunding the Group an amount of R704 million. The refund was in respect of its share of capital expenditure and interest incurred by the Group on ARM's behalf until alternative finance was arranged by ARM. The financing arrangement facilitated the entry of ARM as a Historically Disadvantaged South African ("HDSA") empowerment party in the joint venture.

CASH RESERVES

Cash and cash equivalents declined R4,21 billion to R1,58 billion.
Cash generated by operations amounted to R9,61 billion (2001: R12,58 billion). Payments consisted of dividends totalling R5,36 billion, taxation of R3,30 billion and net investing activities of R5,18 billion. Net investing activities include capital expenditure of R 5,99 billion and a R298,3 million investment in Johnson Matthey Fuel Cells Limited. Receipts included ARM's R704 million reimbursement of

its share of expenditure and interest incurred up to the effective date of the Modikwa Platinum Joint Venture.

SHARE BUY-BACK

The Group did not purchase any of its own shares during the twelve months to 31 December 2002.

OPERATIONS

An operating margin of 54,5% was achieved on steady-state operations. **Amandelbult Section** performed solidly. Head grade and concentrator recovery both improved and the unit cost increase was contained to 9,6%. **Lebowa** also performed well in 2002 and raised it's production, head grade and concentrator recovery. Unit costs rose by 10,7%. **Union Section** maintained production levels despite losing shifts associated with the evaluation of a new employee shift system in co-operation with unions and associations. The mine focussed on upgrading infrastructure and increasing available ore reserves. Unit costs rose by 12,1%. **Rustenburg Section's** reported production declined principally as a result of the incorporation of the Brakspruit, Bleskop and Paardekraal shafts in the Rustenburg UG2 Phase 1 project. Costs on the smaller base were well controlled. In the first half of the year **Potgietersrust** was negatively affected by a drop in mill head grade resulting from a low-grade intrusion in the south pit. An accelerated stripping programme, additional production from a new mini-pit and completion of the Ga-Pila village relocation during the year resulted in an increase in available ore reserves by year end, enhancing future mining flexibility. Costs were well controlled; the cash cost per ton mined fell 16,0% compared to 2001. However, the unit cost per refined ounce increased by 43,7% as a result of the lower grade.

The smelting, treatment and refining operations delivered an excellent performance in terms of throughput, recoveries and pipeline stock management during 2002. The hiring of the additional furnace to treat high chrome slag arisings will cease on commissioning of a new slag cleaning furnace in the second quarter of 2003.

NEW MINERALS LEGISLATION AND EMPOWERMENT OF HISTORICALY DISADVANTAGED SOUTH AFRICANS

As a result of difficulties experienced with the Department of Minerals and Energy in processing applications for mining authorisations, the planned build-up of production to a rate of 3,5 million refined platinum ounces by the end of 2006 was delayed. After re-planning a new production profile was announced in November 2002. Providing no further delays are experienced in the processing of applications, an annual production rate equivalent to 3,5 million refined platinum ounces can still be achieved by the end of 2006.

An agreement has been signed with the Department of Minerals and Energy which will both secure the granting of the mining authorisations necessary to achieve the planned build-up and satisfy the requirements of the Mineral and Petroleum Resources Development Act ("Mineral Resources Act") and Broad Based Economic Empowerment Charter ("Charter"). Anglo Platinum looks forward to the speedy and efficient implementation of the terms of this agreement.

Significant progress has been made in including empowerment groupings in new projects and Anglo Platinum is well on the way to meeting the requisite ownership and attributable production requirements as envisaged by the Mineral Resources Act and Charter. The following transactions have been entered into:

- facilitating the purchase of 22,5% of Northam Platinum by Mvelaphanda Platinum;
- a 50:50 joint venture with a consortium led by ARM in respect of the Modikwa Platinum project; and
- a 50:50 joint venture with the Royal Bafokeng Nation in respect of the Bafokeng-Rasimone Platinum Mine and the Styldrift project, now known as the Bafokeng-Rasimone Joint Venture. Certain suspensive conditions remain outstanding.

Negotiations are in progress with prospective HDSA partners in respect of new mines at Paschaskraal, Booysendal and Pandora.

Anglo Platinum has for many years invested heavily in social upliftment programmes, benefitting the communities around its operations. A total of R74,6 million was spent in 2002, mainly on education and health care programs. Regarding health care, the Anglo American has announced that Group companies will make anti-retroviral treatment ("ART") for AIDS available to employees. Anglo Platinum will be providing ART from 1 March 2003.

The Group is furthermore very active in supporting the development of small and medium enterprises, spending a total of R502 million in 2002.

The Group continues to maintain very close contact with government departments at all levels to enable it to timeously discharge the obligations thus far published in terms of the new Mineral Resources Act and Charter.

NEW PROJECTS ANNOUNCED DURING 2002

Anglo Platinum remains committed to the expansion programme to produce at the rate of 3,5 million ounces of refined platinum per year by the end of 2006 in response to projected market demand. The following major projects were announced in 2002:

- Rustenburg Tailings Retreatment: This entails the construction of a concentrator at Rustenburg to treat tailings from dams in the Klipfontein and Waterval areas. Construction has commenced and operations will start in the first half of 2004. By 2006 steady-state production will be achieved at an average annual rate of 120 000 platinum ounces and 38 000 palladium ounces. Capital expenditure is estimated at R1,6 billion in 2003 money terms. The resource base is sufficient to sustain the operation for 15 years at the planned production rate.
- Rustenburg UG2 Phase 2: This replacement project will exploit the UG2 reef at Rustenburg Section using existing infrastructure at the Frank and Townlands shafts, and two new decline shafts at Boschfontein. In addition the recently completed UG2 Waterval concentrator will be expanded to process the additional 400 000 tons per month of UG2 ore. Full production will amount to 306 000 ounces of refined platinum and 167 000 ounces of refined palladium per year. Capital expenditure is estimated at R3,7 billion in 2003 money terms. The project will commence production in the second half of 2004, and reach full production in 2008.

Projects building up to steady state production are:

- Rustenburg UG2 Phase 1: The project consists of a 400 000 tons per month concentrator processing ore from the new Waterval mine as well as the Brakspruit, Bleskop and Paardekraal shafts. Operations commenced in February 2002. The concentrator was successfully commissioned, achieving a rapid build-up in throughput and exceeding design recoveries. The production build-up from the

Waterval mine has been steep, but was slower than expected due to delays in development caused by congestion underground. Stoping widths in the UG2 areas of the Brakspruit, Bleskop and Paardekraal shafts were increased to include the leader seam and reduce the risk of falls of ground, causing a reduction in head grade. Test work has been done to prove methods of improving the mill feed grade, with implementation to take place during 2003. The project added R451,4 million to the Group's operating contribution for the year under review.

- Modikwa Platinum Mine: The concentrator was commissioned in the second half of the year, and achieved the design throughput of 200 000 tons per month in September 2002. Recoveries were better than planned. The initial stoping performance has been pleasing, and the build-up in ounces produced is in line with the very high targets set for this project.
- Bafokeng-Rasimone: The mine continued to increase development and improve mining efficiencies during 2002, despite difficult geological conditions at South Shaft. Tons milled from underground operations were increased by 81,9% to 1,85 million tons. Refined production rose by 24,5% compared to 2001, and the mine added R433,9 million to the Group's operating contribution.
- The Anglo Platinum Converting Process ("ACP") Project, which will set a new benchmark for the control of sulphur emissions, started its commissioning programme in March 2002. Commissioning has progressed well and at year end the new plant was ready to commence matte converting operations. The existing convertors and acid plant will be retained on standby during the construction of the second ACP reactor, which is scheduled to be commissioned during 2004.
- Polokwane Smelter: construction is complete and commissioning of the control system and plant has commenced. The furnace is planned to start producing matte for despatch to the ACP in May 2003.
- Milling at the expanded Mortimer UG2 concentrator at **Union Section** commenced in July 2002 and design throughput was achieved in October 2002.

DOWNSTREAM INVESTMENT

In the second half of the year Anglo Platinum acquired a 17,5% stake in Johnson Matthey Fuel Cells Limited, the fuel cells component subsidiary of Johnson Matthey plc. This investment enables the Group to pursue its strategy of stimulating demand and growing the market for platinum group metals while at the same time sharing in the returns that are expected to arise from the commercialisation of fuel cells.

DIVIDEND

The Board has declared a final cash dividend of 900 cents (2001: 1 100 cents) per ordinary share. This brings the total dividend for the year to 1 800 cents per share, a decrease of 18,2% compared to the 2 200 cents per share declared in 2001 (excluding the special dividend).

The Group's cash flows may vary considerably during the implementation of the balance of the expansion programme. While Anglo Platinum has historically maintained a dividend cover ratio of 1,7 excluding special dividends, this cover ratio may need to be varied.

PROSPECTS

Continuing strong demand has resulted in thin liquidity in the platinum market, with the price firming as a consequence. With growing demand for diesel vehicles, ever-tightening emissions legislation and China's continuing appetite for platinum jewellery, these conditions are expected to continue for 2003.

Despite reduced Russian shipments of palladium, its price has softened considerably. Reduced demand from the electronics sector coupled with the automotive industry's utilisation of inventory weighed heavily on the palladium price over the past twelve months. These conditions are likely to continue, making a sustained palladium price recovery unlikely.

Refined platinum production is planned to increase to 2,4 million ounces in 2003. Consequent on a planned pipeline increase in the first half of the year resulting from increased production levels, the continuing ramp-up of the ACP and the commissioning of the Polokwane Smelter, the bulk of the increase is expected to arise in the second half of the year.

Notwithstanding the planned increase in production, should US dollar metal prices and the rand remain at current levels, then earnings and dividends for 2003 will be lower than those for 2002.

Report of the independent auditors
To the members of
Anglo American Platinum Corporation Limited

We have audited the summarised consolidated preliminary report of Anglo American Platinum Corporation Limited and its subsidiaries, set out on pages 2 to 11 for the year ended 31 December 2002. This preliminary report is the responsibility of the Company's Directors. Our responsibility is to express an opinion on the financial statements based on our audit.

Scope

We conducted our audit in accordance with the Statements of South African Auditing Standards. These standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes:

• examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements,
• assessing the accounting principals used and significant estimates made by management, and
• evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

Audit opinion

In our opinion the preliminary report fairly present, in all material respects, the financial position of the Group at 31 December 2002, and the results of its operations and cash flows for the year then ended, in accordance with the South African Statements of Generally Accepted Accounting Practice and International Financial Reporting Standards, and in the manner required by the Companies Act in South Africa.

Deloitte & Touche
Registered Accountants and Auditors
Chartered Accountants (SA)
Johannesburg
10 February 2003

Declaration of final ordinary dividend (No. 100)

Notice is hereby given that a final dividend of 900 cents per ordinary share, in the currency of the Republic of South Africa, has been declared in respect of the financial year ended 31 December 2002. The dividend is payable to shareholders recorded in the books of the Company at the close of business on Friday 7 March 2003.

The salient dates for the final ordinary dividend are as follows:

Salient Dates for South Africa and United Kingdom	2003
Last day to trade (cum dividend)	Friday, 28 February
First day of trading (ex dividend)	Monday, 3 March

Currency conversion date (for sterling payments from London)	Tuesday, 4 March
Record date	Friday, 7 March
Date of payment	Wednesday, 12 March

Share certificates may not be dematerialised or re-materialised between Monday 3 March 2003 and Friday 7 March 2003, both days inclusive, nor may transfers take place between the South African and United Kingdom share registers during this period.

On Wednesday 12 March 2003, the dividends will be electronically transferred to the bank accounts of all certificated shareholders where this facility is available. Where electronic fund transfer is not available or desired, cheques dated 12 March 2003 will be posted on that date. Shareholders who have dematerialised their share certificates will have their accounts at their CSDP or broker credited on 12 March 2003.

Shareholders registered on the United Kingdom section of the register will be paid the dividends in pounds sterling at the rate of exchange determined on Tuesday 4 March 2003.

A further announcement stating the rand/sterling conversion rate will be released through the relevant South African and United Kingdom news services on Wednesday 5 March 2003.

The dividend is payable subject to the customary conditions which may be inspected at or obtained from the Company's registered Johannesburg office or from its London Secretaries.

By order of the Board

C Mutzuris

Company Secretary

Johannesburg

10 February 2003

Administration

EXECUTIVE DIRECTORS

B E Davison (Chairman and Managing Director),
J A Dreyer, D T G Emmett, B E Ngubane,
R H H van Kerckhoven (Belgian), A I Wood (British)

NON-EXECUTIVE DIRECTORS

L Boyd, M W King, W A Nairn, A J Trahar

INDEPENDENT NON-EXECUTIVE DIRECTORS

T A Wixley (Deputy Chairman), C B Brayshaw, T H Nyasulu

ALTERNATE DIRECTORS

A H Calver (British), J M Halhead (British)
P J V Kinver (British), R Pilkington, C B Sheppard, V P Uren

Company Secretary

C Mutzuris
REGISTERED OFFICE
55 Marshall Street, Johannesburg, 2001
(P.O. Box 62179, Marshalltown, 2107)
Facsimile +27 11 373-5111
Telephone +27 11 373-6111
SOUTH AFRICAN REGISTRARS
Computershare Investor Services Limited,
(Registration No. 1958/003546/06),
70 Marshall Street
Johannesburg, 2001
(P.O. Box 61051, Marshalltown, 2107)
Facsimile +27 11 836-0792/6145
Telephone +27 11 370-7700
LONDON SECRETARIES
Anglo American Services (UK) Limited,
20 Carlton House Terrace, London,
SW1Y 5AN, England
Facsimile +44 207 698-8755
Telephone +44 207 698-8888
UNITED KINGDOM REGISTRARS
Capita IRG plc, Balfour House,
390-398 High Road,
Ilford, Essex IG1 1NQ, England
Facsimile +44 207 478-7717
Telephone +44 207 478-8241

ANGLO AMERICAN

News Release

11 February 2003

Anglo American plc ("Anglo American") notification:
Anglo Platinum annual results 2002

Anglo American wishes to draw attention to Anglo Platinum's announcement of their results for the 12 months to 31 December 2002, attached hereto.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

Anglo American Platinum Corporation Limited
("Anglo Platinum")
(Incorporated in the Republic of South Africa)
(Registration number 1946/022452/06)
JSE Code: AMS
ISIN: ZAE000013181

Highlights for the year ended 31 December 2002

Earnings per share (cents)	2 676,0
Final dividend per share (cents)	900,0
Refined Pt oz production	+ 6,7%

Expansion to 3,5 m Pt oz by end 2006

Rustenburg UG2 Phase 1 and Modikwa Platinum Mine projects commissioned

Rustenburg Tailings Re-treatment and Rustenburg UG2 Phase 2 projects announced

Consolidated income statement

R millions	Notes	Audited Year ended 31 December 2002	Audited Year ended 31 December 2001	% Change
Gross sales revenue		20 285,7	18 690,9	
Commissions paid		733,0	812,0	
Net sales revenue		19 552,7	17 878,9	9,4
Cost of sales		10 129,9	8 262,9	22,6
Cash operating costs		8 883,9	7 044,5	
On-mine		7 369,4	5 948,6	
Purchase of metals in concentrate		121,9	-	
Smelting		640,6	441,9	
Treatment and refining		752,0	654,0	
Amortisation of operating assets	9	763,8	498,8	
(Increase)/decrease in metal inventories		(109,1)	45,1	
Other costs		591,3	674,5	
Gross profit on metal sales	5	9 422,8	9 616,0	(2,0)
Other net (expenditure)/income †		(754,7)	2 452,7	
Market development and promotional expenditure		(266,5)	(251,0)	
Operating profit		8 401,6	11 817,7	(28,9)
Net investment income		155,7	340,3	
Income from associates		181,6	170,6	
Profit before taxation		8 738,9	12 328,6	(29,1)
Taxation		2 998,9	4 308,8	(30,4)
Normal		2 319,7	3 562,0	
Current		1 084,8	3 054,0	
Deferred		1 234,9	508,0	
Secondary tax on companies (STC)		679,2	746,8	
Net profit		5 740,0	8 019,8	(28,4)
Headline earnings	2	5 630,4	8 008,2	(29,7)
Number of ordinary shares in issue (millions)		214,9	214,1	
Weighted average number of ordinary shares in issue (millions)		214,5	217,0	

Earnings per share (cents)			
- Basic	2 676,0	3 695,8	(27,6)
- Headline	2 624,9	3 690,4	(28,9)
- Diluted (basic)	2 671,0	3 692,4	(27,7)
- Diluted (headline)	2 620,0	3 687,0	(28,9)
Dividends per share (cents)	1 800,0	2 200,0	(18,2)
- Interim	900,0	1 100,0	
- Final	900,0*	1 100,0	
- Special dividend (cents)	-	500,0	
Dividend cover (headline earnings before special dividend)	1,5	1,7	(11,8)

† Mainly relates to foreign exchange gains and losses

* Proposed dividend

Consolidated balance sheet

R millions	Note	Audited as at 31 December 2002	Audited as at 31 December 2001
ASSETS			
Non-current assets		16 192,3	11 468,5
Property, plant and equipment		10 503,1	7 008,3
Capital work-in-progress		4 941,5	3 912,9
Platinum Producers' Environmental Trust		89,3	69,5
Investment in associates	6	557,6	265,7
Non-current accounts receivable		100,8	212,1
Current assets		4 695,5	9 059,6
Inventories		1 497,8	1 326,4
Accounts receivable		1 617,7	1 946,8
Cash and cash equivalents		1 580,0	5 786,4
Total assets		20 887,8	20 528,1
EQUITY AND LIABILITIES			
Share capital and reserves			
Share capital		21,5	21,4
Share premium		754,0	1 203,6
Accumulated profits before proposed dividends and related secondary tax on companies (STC)		12 193,2	11 296,6
Accumulated profits after proposed dividends and related STC		10 017,3	7 449,0
Proposed ordinary dividends		1 934,1	2 354,0
Proposed special dividend		-	1 070,0
STC in respect of proposed dividends		241,8	423,6
Shareholders' equity		12 968,7	12 521,6
Non-current liabilities		4 580,8	3 266,3
Deferred taxation		3 763,3	2 562,3
Environmental obligations		192,8	174,3
Employees' service benefit obligations		488,3	529,7
Obligations due under finance leases		136,4	-
Current liabilities		3 338,3	4 740,2
Accounts payable		1 893,7	1 731,6
Taxation		1 444,6	3 008,6
Total equity and liabilities		20 887,8	20 528,1

Group statement of changes in equity (audited)

R millions	Share capital	Share premium	Accumulated profits	Total

Balance as at 31 December 2000	21,7	1 836,4	9 856,0	11 714,1
Net profit			8 019,8	8 019,8
Dividends paid in cash			(6 087,4)	(6 087,4)
Share capital issued	0,1	70,7		70,8
Repurchase of ordinary shares	(0,4)	(703,5)	(491,8)	(1 195,7)
Company 2 228 267 shares at cost (cancelled)	(0,2)	(701,4)		(701,6)
Subsidiary 1 673 400 shares at cost	(0,2)		(490,2)	(490,4)
Associated expenditure		(2,1)	(1,6)	(3,7)
Balance as at 31 December 2001	21,4	1 203,6	11 296,6	12 521,6
Net profit			5 740,0	5 740,0
Dividends paid in cash			(5 362,9)	(5 362,9)
Share capital issued	0,1	74,8		74,9
Repurchase of ordinary shares	-	(524,4)	519,5	(4,9)
Cost of shares sold by wholly-owned subsidiary to parent company	0,2		491,8	492,0
Unrealised after tax Group profit on disposal of holding company shares to parent company			27,7	27,7
Shares repurchased by parent company from wholly-owned subsidiary (cancelled)	(0,2)	(524,4)		(524,6)
Balance as at 31 December 2002	21,5	754,0	12 193,2	12 968,7

Consolidated cash flow statement

R millions	Audited Year ended 31 December 2002	Audited Year ended 31 December 2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash receipts from customers	20 004,9	17 700,8
Cash paid to suppliers and employees †	(10 399,6)	(5 122,3)
Cash from operations	9 605,3	12 578,5
Interest paid	(35,4)	(19,9)
Taxation paid	(3 304,1)	(2 588,7)
Net cash from operating activities	6 265,8	9 969,9
CASH FLOWS USED IN INVESTING ACTIVITIES		
Purchase of property, plant and equipment	(5 994,1)	(3 586,1)
To maintain operations	(2 140,9)	(1 117,7)
To expand operations	(3 853,2)	(2 468,4)
Proceeds from sale of property, plant, equipment and mineral rights	778,4	31,7
Associates acquired	(300,3)	(2,4)
Interest received	203,1	373,9
Capital reduction by Northam Platinum Limited	39,0	-
Dividends received	89,7	122,8
Net cash used in investing activities	(5 184,2)	(3 060,1)
CASH FLOWS USED IN FINANCING ACTIVITIES		
Proceeds from the issue of share capital	0,1	0,1
Increase in share premium	74,8	70,7
Own shares purchased	-	(1 195,7)
Payment of long-term borrowings	-	(33,9)
Dividends paid	(5 362,9)	(6 087,4)
Net cash used in financing activities	(5 288,0)	(7 246,2)
Net decrease in cash and cash equivalents	(4 206,4)	(336,4)
Cash and cash equivalents at beginning of year	5 786,4	6 122,8
Cash and cash equivalents at end of year	1 580,0	5 786,4

† Includes foreign exchange gains and losses

Notes to the preliminary report

1. Accounting policies

The preliminary report is prepared on the historical cost basis, except for the revaluation of certain financial instruments that are fairly valued, using accounting policies that comply with International Financial Reporting Standards of the International Accounting Standards Board, as well as South African Statements of Generally Accepted Accounting Practice and the requirements of the South African Companies Act. These accounting policies are consistent with those applied in the previous year. An accounting policy has been added for the accounting treatment of joint ventures as the group entered into a joint venture for the first time during this year. The policy is as follows:

Joint ventures

The Group's interest in jointly controlled entities is accounted for through proportionate consolidation. Under this method the Group includes its share of the joint ventures' individual income and expenses, assets and liabilities in the relevant components of its financial statements on a line-by-line basis.

In respect of its interests in jointly controlled operations, the Group recognises the assets that it controls and the liabilities that it incurs, as well as its share of the income that it earns and the expenses that it incurs from the jointly controlled operation.

	2002 Rm	2001 Rm
2. Reconciliation between net profit and headline earnings		
Net profit	5 740,0	8 019,8
Adjustments:		
Profit on disposal of mineral rights	(98,0)	-
Negative goodwill amortisation	(11,6)	(11,6)
Headline earnings	5 630,4	8 008,2
3. Contingent liabilities		
Guarantees and suretyships		
Loans granted to employees in respect of housing loans	3,9	5,2
Environmental obligations in respect of uncommissioned expansion projects	9,1	1,3

Letters of comfort have been issued to financial institutions to cover certain banking facilities. There are no encumbrances of Group assets, other than the houses held under finance leases by the Group.

The Group provided guarantees in favour of Changing Tides 166 (Proprietary) Limited, a wholly-owned subsidiary of Group 5 Construction Limited ("Group 5"). The guarantee provides security for lease payments to Group 5 by the

Anglo Platinum Housing Trust ("APHT"). The probability of any obligation arising under this guarantee is considered remote.

The Group provided a guarantee in favour of BoE Merchant Bank Limited ("BoE") for financing provided by BoE to Salene Mining (Proprietary) Limited ("Salene"). The Group provided the guarantee to enable Salene to put mining infrastructure in place. The guarantee is valid until 1 July 2006 or if earlier, on repayment by Salene of the loan. Salene will sell all ore production from the mine to the Group. The facility granted by BoE to Salene is for a maximum amount of R120 million. In the event that BoE calls up the guarantee, the Group holds bonds over sufficient assets of Salene to make good any obligations that may be incurred. It is unlikely that the Group will incur obligations under this guarantee.

4. Capital commitments

Commitments will be funded from existing cash resources, future cash flows and borrowings.

R millions	Mined	Purchase of metals in concentrate	Total
2002 (audited)			
5. Gross profit on metal sales - Segmental information			
Gross sales revenue	20 194,4	91,3	20 285,7
Commissions paid	723,3	9,7	733,0
Net sales revenue	19 471,1	81,6	19 552,7
Cost of sales	10 049,2	80,7	10 129,9
Cash operating costs	8 753,2	130,7	8 883,9
On-mine	7 369,4	-	7 369,4
Purchase of metals in concentrate	-	121,9	121,9
Smelting	633,6	7,0	640,6
Treatment and refining	750,2	1,8	752,0
Amortisation of operating assets	762,8	1,0	763,8
Increase in metal inventories	(55,4)	(53,7)	(109,1)
Other costs	588,6	2,7	591,3
	9 421,9	0,9	9 422,8
2001 (audited)			
Gross sales revenue	18 690,9	-	18 690,9
Commissions paid	812,0	-	812,0
Net sales revenue	17 878,9	-	17 878,9
Cost of sales	8 262,9	-	8 262,9
Cash operating costs	7 044,5	-	7 044,5
On-mine	5 948,6	-	5 948,6
Smelting	441,9	-	441,9
Treatment and refining	654,0	-	654,0
Amortisation of operating assets	498,8	-	498,8
Decrease in metal inventories	45,1	-	45,1
Other costs	674,5	-	674,5
	9 616,0	-	9 616,0

6. Investments in associates		
Unlisted investment in associate		
- Carrying amount	298,3	-
- Directors' valuation: R298,3 million (2001: R nil)		
Listed investment in associate		
- Carrying amount	259,3	265,7
- Market value: R972,8 million (2001: R869,5 million)		
	557,6	265,7
7. Capital expenditure for the year	5 994,1	3 586,1
8. Commitments		
Mining property, plant and equipment		
Contracted for	2 094,3	1 849,0
Not yet contracted for	14 850,6	9 591,7
Authorised by the directors	16 944,9	11 440,7
Allocated for:		
Expansion of capacity	13 913,9	9 345,0
- within one year	5 013,9	2 987,9
- within two to five years	8 900,0	6 357,1
Maintenance of capacity	3 031,0	2 095,7
- within one year	1 570,1	1 073,6
- within two to five years	1 460,9	1 022,1
Other		
Operating lease rentals - premises	38,1	50,6
- within one year	15,2	13,4
- within two to five years	22,9	37,2
Information Technology Service Providers	139,4	209,6
- within one year	42,9	56,0
- within two to five years	96,5	137,7
- thereafter	-	15,9
9. Amortisation and depreciation of property, plant and equipment	797,2	532,8
Amortisation of operating assets	763,8	498,8
Mining	646,1	409,4
Smelting	57,0	38,9
Treatment and refining	57,9	47,7
Decommissioning asset	2,8	2,8

Depreciation - non-mining assets	33,4	34,0
10. Profit on sale of plant, equipment and mineral rights	102,4	9,5

11. Comparative figures

Where appropriate, comparative figures have been reformatted to facilitate comparability.

Supplementary information for convenience of users
Consolidated income statement
UNITED STATES DOLLAR EQUIVALENT

US$ millions	Audited Year ended 31 December 2002	Audited Year ended 31 December 2001	% Change
Gross sales revenue	1 936,1	2 168,8	
Commissions paid	70,0	94,2	
Net sales revenue	1 866,1	2 074,6	(10,1)
Cost of sales	966,7	958,8	0,8
Cash operating costs	847,8	817,4	
On-mine	703,3	690,2	
Purchase of metals in concentrate	11,6	-	
Smelting	61,1	51,3	
Treatment and refining	71,8	75,9	
Amortisation of operating assets	72,9	57,9	
(Increase)/decrease in metal inventories	(10,4)	5,2	
Other costs	56,4	78,3	
Gross profit on metal sales	899,4	1 115,8	(19,4)
Other net (expenditure)/income†	(72,0)	284,6	
Market development and promotional expenditure	(25,4)	(29,1)	
Operating profit	802,0	1 371,3	(41,5)
Net investment income	14,9	39,5	
Income from associates	17,3	19,8	
Profit before taxation	834,2	1 430,6	(41,7)
Taxation	286,1	499,9	
Normal	221,3	413,2	
Current	103,5	354,3	
Deferred	117,8	58,9	
Secondary tax on companies (STC)	64,8	86,7	
Net profit	548,1	930,7	(41,1)
Dividends paid in cash	(511,8)	(706,3)	(27,5)

Exchange rate translation adjustment	391,1	(523,9)	(174,7)
Repurchase of shares by holding company from wholly-owned subsidiary/(Own shares repurchased)	49,6	(57,1)	
Accumulated profits at beginning of year	944,5	1 301,1	(27,4)
Accumulated profits at end of year	1 421,5	944,5	50,5
Average Rand/US$ exchange rate	10,4778	8,6182	
Weighted average number of ordinary shares in issue (millions)	214,5	217,0	(1,2)
Earnings per share (cents)			
- Basic	255,5	428,9	(40,4)
- Headline	250,5	428,2	(41,5)
- Diluted (basic)	254,9	428,4	(40,5)
- Diluted (headline)	250,1	427,8	(41,5)
Dividends per share (cents)	171,8	255,2	
- Interim	85,9	127,6	
- Final	85,9*	127,6	
Special dividend (cents)	-	58,0	

Income statement items were translated at the average exchange rate for the year.

† Mainly relates to foreign exchange gains and losses.

* Proposed dividend

Supplementary information for convenience of users

Consolidated balance sheet

UNITED STATES DOLLAR EQUIVALENT

US$ millions	Audited as at 31 December 2002	Audited as at 31 December 2001
ASSETS		
Non-current assets	1 887,8	958,7
Property, plant and equipment	1 224,5	585,9
Capital work-in-progress	576,1	327,1
Platinum Producers' Environmental Trust	10,4	5,8
Investment in associates	65,0	22,2
Non-current accounts receivable	11,8	17,7
Current assets	547,4	757,5
Inventories	174,6	110,9
Accounts receivable	188,6	162,8
Cash and cash equivalents	184,2	483,8
Total assets	2 435,2	1 716,2
EQUITY AND LIABILITIES		
Share capital and reserves		
Share capital	2,5	1,8
Share premium	87,9	100,6
Accumulated profits before proposed dividends and related secondary tax on companies (STC)	1 421,5	944,5
Accumulated profits after proposed dividends and related STC	1 167,8	622,8
Proposed ordinary dividends	225,5	196,8
Proposed special dividend	-	89,5
STC in respect of proposed dividends	28,2	35,4
Shareholders' equity	1 511,9	1 046,9
Non-current liabilities	534,0	273,1
Deferred taxation	438,7	214,2
Environmental obligations	22,5	14,6
Employees' service benefit obligations	56,9	44,3
Obligations due under finance leases	15,9	-
Current liabilities	389,3	396,2
Accounts payable	220,9	144,7
Taxation	168,4	251,5
Total equity and liabilities	2 435,2	1 716,2
Closing Rand/US$ exchange rate	8,5775	11,9610

Balance sheet items have been translated at the closing rate.

Supplementary information for convenience of users

Consolidated cash flow statement

UNITED STATES DOLLAR EQUIVALENT

US$ millions	Audited year ended 31 December 2002	Audited year ended 31 December 2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash receipts from customers	1 909,3	2 053,9
Cash paid to suppliers and employees †	(992,6)	(594,4)
Cash from operations	916,7	1 459,5
Interest paid	(3,4)	(2,3)
Taxation paid	(315,2)	(300,3)
Net cash from operating activities	598,1	1 156,9
CASH FLOWS USED IN INVESTING ACTIVITIES		
Purchase of property, plant and equipment	(572,0)	(416,1)
To maintain operations	(204,3)	(129,7)
To expand operations	(367,7)	(286,4)
Proceeds from sale of property, plant, equipment and mineral rights	74,3	3,7
Associates acquired	(28,7)	(0,3)
Interest received	19,4	43,4
Capital reduction by Northam Platinum Limited	3,7	-
Dividends received	8,6	14,2
Net cash used in investing activities	(494,7)	(355,1)
CASH FLOWS USED IN FINANCING ACTIVITIES		
Proceeds from the issue of share capital	-*	-*
Increase in share premium	7,1	8,2
Own shares purchased	-	(138,7)
Payment of long-term borrowings	-	(3,9)
Dividends paid	(511,8)	(706,3)
Net cash used in financing activities	(504,7)	(840,7)
Net decrease in cash and cash equivalents	(401,3)	(38,9)
Exchange rate translation adjustment	101,7	(285,6)
Cash and cash equivalents at beginning of year	483,8	808,3
Cash and cash equivalents at end of year	184,2	483,8
Average Rand/US$ exchange rate	10,4778	8,6182

Cash flow items were translated at the average exchange rate for the year.

† Includes foreign exchange gains and losses.

* Less than US$50 000

Supplementary information

Consolidated statistics (Unaudited)

31 31 %

Total operations		December 2002	December 2001	Change
Marketing statistics				
Average market prices achieved				
Platinum	(US$/oz)	544	526	3,4
Palladium	(US$/oz)	329	582	(43,5)
Rhodium	(US$/oz)	831	1 610	(48,4)
Nickel	(US$/lb)	3,03	2,65	14,3
Net sales revenue per Pt ounce sold	(US$)	829	1 004	(17,4)
Platinum	(R/oz)	5 567	4 531	22,9
Palladium	(R/oz)	3 403	4 936	(31,1)
Rhodium	(R/oz)	8 683	13 410	(35,2)
Nickel	(R/lb)	31,92	23,14	37,9
Net sales revenue per Pt ounce sold	(R)	8 690	8 654	0,4
Average Pt exchange rates achieved	(R : $)	10,2422	8,6184	18,8
Exchange rates at end of period	(R : $)	8,5775	11,9610	(28,3)
Profitability statistics				
Gross sales revenue per ton milled	(R)	703	696	1,0
Gross profit margin	(%)	46,5	51,4	(9,5)
Earnings before interest, taxation, depreciation and amortisation (EBITDA)	(R millions)	9 368,4	12 507,4	(25,1)
Operating profit to average operating assets	(%)	66,3	120,0	(44,7)
Return on average shareholders' equity	(%)	45,0	66,2	(32,0)
Return on capital employed	(%)	43,4	64,0	(32,2)
Refined production for mining operations				
Platinum	(thousands) (oz)	2 238,5	2 109,2	6,1

Palladium	(thousands) (oz)	1 103,1	1 049,0	5,2
Rhodium	(thousands) (oz)	210,0	200,4	4,8
Gold	(thousands) (oz)	106,7	102,2	4,4
Nickel	(thousands) (tons)	19,4	19,5	(0,5)
Copper	(thousands) (tons)	10,5	10,8	(2,8)
PGM's	(thousands) (oz)	3 920,6	3 673,6	6,7
Refined production from purchased metals in concentrate				
Platinum	(thousands) (oz)	12,6		
Palladium	(thousands) (oz)	12,2		
Rhodium	(thousands) (oz)	1,7		
Gold	(thousands) (oz)	0,4		
PGM's	(thousands) (oz)	27,0		
Total refined production				
Platinum	(thousands) (oz)	2 251,1	2 109,2	6,7
Palladium	(thousands) (oz)	1 115,3	1 049,0	6,3
Rhodium	(thousands) (oz)	211,7	200,4	5,6
Gold	(thousands) (oz)	107,1	102,2	4,8
Nickel	(thousands) (tons)	19,4	19,5	(0,5)
Copper	(thousands) (tons)	10,5	10,8	(2,8)
PGM's	(thousands) (oz)	3 947,6	3 673,6	7,5
Analysis of operating contribution by mine	(R millions)			
Rustenburg Section		2 794,2	2 993,6	(6,7)
Union Section		1 059,3	1 190,9	(11,1)
Amandelbult Section		3 886,2	3 742,6	3,8
Potgietersrust Platinums		926,1	1 680,5	(44,9)
Lebowa Platinum Mines		450,1	407,7	10,4
Steady state operating contribution		9 115,9	10 015,3	(9,0)
Bafokeng-Rasimone Platinum Mine		433,9	275,2	57,7
Rustenburg UG2 Phase I Project		451,4		

Modikwa Platinum Mine		12,9		
Consolidated operating contribution - all operations		10 014,1	10 290,5	(2,7)
Other costs		591,3	674,5	(12,3)
Gross profit on metal sales		9 422,8	9 616,0	(2,0)
Production statistics and efficiency measures				
Tons mined - PPRust (opencast)	(thousands)	39 672	29 631	33,9
Tons broken - underground mines	(thousands)	20 179	21 519	(6,2)
Tons milled	(thousands)	24 587	24 952	(1,5)
Built-up head grade	(g/ton)	4,91	5,06	(3,0)
Immediately available ore reserves	(months)	15,4	14,2	8,5
Metres face advance	(per month)	11,0	8,8	25,0
Square metres per employee	(per month)	11,0	10,7	2,8
Square metres per stoping and cleaning employee	(per month)	37,2	37,6	(1,1)

Tons broken per employee - underground mines		604	593	1,9
Tons mined per employee - PPRust		35 676	27 060	31,8
Total average number of mine employees		34 527	37 396	(7,7)
Average number of mine employees - underground mines		33 415	36 301	(8,0)
- opencast mine (PPRust)		1 112	1 095	1,6
UG2 mined to total output	(%)	28	28	-
Platinum ounces refined	(thousands)	1 918,5	1 979,0	(3,1)
Refined Pt ounces per employee		55,6	52,9	5,1
Profitability and cost statistics				
Net sales revenue per Pt ounce sold	(R)	8 697	8 744	(0,5)
Operating performance				
Cash-on-mine cost per Pt ounce refined	(R)	2 988	2 733	9,3
Cash-on-mine cost per Pt ounce refined	(US$)	285	317	(10,1)
Cash operating costs per Pt ounce refined	(R)	3 599	3 254	10,6
Cash operating costs per Pt ounce refined	(US$)	343	378	(9,3)
Cash operating costs per PGM ounce refined	(R)	2 053	1 852	10,9

Cash operating costs per PGM ounce refined	(US$)	196	215	(8,8)
Operating income statement	(R millions)			
Net sales revenue		16 724,4	16 971,8	(1,5)
Operating cost of sales †		(7 608,5)	(6 956,5)	9,4
Operating contribution		9 115,9	10 015,3	(9,0)
Operating margin	(%)	54,5	59,0	(7,6)

* Includes all operations except Bafokeng-Rasimone Platinum Mine, Rustenburg UG2 Phase I Project and Modikwa Platinum Mine all of which are in a production ramp-up phase.

† Cost of sales excluding other costs

RUSTENBURG SECTION

2002 excludes portions of the Brakspruit, Bleskop and Paardekraal shafts that are being expanded as part of the Rustenburg UG2 Phase I Project. These shafts, at a lower level of output, are included in the steady state information for 2001.

Production statistics and efficiency measures

Tons broken	(thousands)	7 014	8 550	(18,0)
Tons milled	(thousands)	7 031	7 733	(9,1)
Built-up head grade	(g/ton)	5,31	5,38	(1,3)
Immediately available ore reserves	(months)	17,0	15,0	13,3
Metres face advance	(per month)	10,7	8,9	20,2
Square metres per employee	(per month)	10,2	10,7	(4,7)
Square metres per stoping and cleaning employee	(per month)	39,9	38,8	2,8
Tons broken per employee		475	493	(3,7)
Average number of mine employees		14 780	17 346	(14,8)
UG2 mined to total output	(%)	2	16	(87,5)
Platinum ounces refined	(thousands)	655,5	719,1	(8,8)
Refined Pt ounces per		44,4	41,5	7,0

employee				
Profitability and cost statistics				
Net sales revenue per Pt ounce sold	(R)	8 438	8 273	2,0
Operating performance				
Cash-on-mine cost per Pt ounce refined	(R)	3 172	3 076	3,1
Cash-on-mine cost per Pt ounce refined	(US$)	303	357	(15,1)
Cash operating costs per Pt ounce refined	(R)	3 822	3 650	4,7
Cash operating costs per Pt ounce refined	(US$)	365	424	(13,9)
Cash operating costs per PGM ounce refined	(R)	2 325	2 233	4,1
Cash operating costs per PGM ounce refined	(US$)	222	259	(14,3)
Operating income statement	(R millions)			
Net sales revenue		5 504,2	5 780,6	(4,8)
Operating cost of sales †		(2 710,0)	(2 787,0)	(2,8)
Operating contribution		2 794,2	2 993,6	(6,7)
Operating margin	%	50,8	51,8	(1,9)
† Cost of sales excluding other costs				

UNION SECTION				
Production statistics and efficiency measures				
Tons broken	(thousands)	3 707	3 694	0,4
Tons milled	(thousands)	4 562	4 466	2,1
Built-up head grade	(g/ton)	4,34	4,40	(1,4)
Immediately available ore reserves	(months)	20,0	16,1	24,2
Metres face advance	(per month)	8,5	7,1	19,7
Square metres per employee	(per month)	7,7	7,8	(1,3)
Square metres per stoping and cleaning employee	(per month)	29,1	29,9	(2,7)

Tons broken per employee		594	582	2,1
Average number of mine employees		6 240	6 342	(1,6)
UG2 mined to total output	(%)	64	60	6,7
Platinum ounces refined	(thousands)	284,7	280,4	1,5
Refined Pt ounces per employee		45,6	44,2	3,2
Profitability and cost statistics				
Net sales revenue per Pt ounce sold	(R)	8 327	8 497	(2,0)
Operating performance				
Cash-on-mine cost per Pt ounce refined	(R)	3 767	3 353	12,3
Cash-on-mine cost per Pt ounce refined	(US$)	360	389	(7,5)
Cash operating costs per Pt ounce refined	(R)	4 246	3 787	12,1
Cash operating costs per Pt ounce refined	(US$)	405	439	(7,7)
Cash operating costs per PGM ounce refined	(R)	2 349	2 102	11,8
Cash operating costs per PGM ounce refined	(US$)	224	244	(8,2)
Operating income statement	(R millions)			
Net sales revenue		2 385,7	2 326,6	2,5
Operating cost of sales †		(1 326,4)	(1 135,7)	16,8
Operating contribution		1,059,3	1 190,9	(11,1)
Operating margin	(%)	44,4	51,2	(13,3)

† Cost of sales excluding other costs

AMANDELBULT SECTION

Production statistics and efficiency measures				
Tons broken	(thousands)	7 539	7 621	(1,1)
Tons milled	(thousands)	7 072	7 086	(0,2)
Built-up head grade	(g/ton)	5,86	5,68	3,2
Immediately available ore reserves	(months)	18,0	18,0	-
Metres face advance	(per month)	10,7	9,3	15,1
Square metres per employee	(per month)	12,7	12,0	5,8
Square metres per stoping and cleaning employee	(per month)	37,5	39,1	(4,1)
Tons broken per employee		785	771	1,8
Average number of mine employees		9 607	9 890	(2,9)
UG2 mined to total output	(%)	44	36	22,2
Platinum ounces refined	(thousands)	711,0	679,3	4,7
Refined Pt ounces per employee		74,0	68,7	7,7
Profitability and cost statistics				
Net sales revenue per Pt ounce sold	(R)	8 305	8 189	1,4
Operating performance				
Cash-on-mine cost per Pt ounce refined	(R)	2 106	1 920	9,7
Cash-on-mine cost per Pt ounce refined	(US$)	201	223	(9,9)
Cash operating costs per Pt ounce refined	(R)	2 533	2 312	9,6
Cash operating costs per Pt ounce refined	(US$)	242	268	(9,7)
Cash operating costs per PGM ounce refined	(R)	1 466	1 340	9,4

Cash operating costs per PGM ounce refined	(US$)	140	155	(9,7)
Operating income statement	(R millions)			
Net sales revenue		5 954,0	5 473,0	8,8
Operating cost of sales †		(2 067,8)	(1 730,4)	19,5
Operating contribution		3 886,2	3 742,6	3,8
Operating margin	(%)	65,3	68,4	(4,6)

† Cost of sales excluding other costs

POTGIETERSRUST PLATINUMS

Production statistics and efficiency measures				
Tons mined	(thousands)	39 672	29 631	33,9
Tons milled	(thousands)	4 375	4 270	2,5
Built-up head grade	(g/ton)	3,53	4,38	(19,4)
Stripping ratio		17,7	10,9	62,4
Immediately available ore reserves within the pit	(months)	6,1	3,5	74,3
Tons mined per employee		35 676	27 060	31,8
Average number of mine employees		1 112	1 095	1,6
Platinum ounces refined	(thousands)	165,3	211,1	(21,7)
Refined Pt ounces per employee		148,7	192,8	(22,9)
Profitability and cost statistics				
Net sales revenue per Pt ounce sold	(R)	11 449	12 120	(5,5)
Operating performance				
Cash-on-mine cost per Pt ounce refined	(R)	3 890	2 819	38,0
Cash-on-mine cost per Pt ounce refined	(US$)	371	327	13,5
Cash operating costs per Pt ounce refined	(R)	5 298	3 688	43,7
Cash operating costs per Pt ounce refined	(US$)	506	428	18,2

Cash operating costs per PGM ounce refined	(R)	2 507	1 682	49,0
Cash operating costs per PGM ounce refined	(US$)	239	195	22,6
Operating income statement	(R millions)			
Net sales revenue		1 892,6	2 558,6	(26,0)
Operating cost of sales †		(966,5)	(878,1)	10,1
Operating contribution		926,1	1 680,5	(44,9)
Operating margin	(%)	48,9	65,7	(25,5)
† Cost of sales excluding other costs				

LEBOWA PLATINUM MINES

Production statistics and efficiency measures				
Tons broken	(thousands)	1 919	1 654	16,0
Tons milled	(thousands)	1 547	1 397	10,7
Built-up head grade	(g/ton)	4,46	4,26	4,7
Immediately available ore reserves	(months)	15,6	13,8	13,0
Metres face advance	(per month)	16,2	9,4	72,3
Square metres per employee	(per month)	14,9	13,0	14,6
Square metres per stoping and cleaning employee	(per month)	39,4	39,7	(0,8)
Tons broken per employee		688	607	13,3
Average number of mine employees		2 788	2 723	2,4
UG2 mined to total output	(%)	38	38	-
Platinum ounces refined	(thousands)	102,0	89,1	14,5

Refined Pt ounces per employee		36,6	32,7	11,9
Profitability and cost statistics				
Net sales revenue per Pt ounce sold	(R)	9 685	9 349	3,6
Operating performance				
Cash-on-mine cost per Pt ounce refined	(R)	4 326	4 021	7,6
Cash-on-mine cost per Pt ounce refined	(US$)	413	467	(11,6)
Cash operating costs per Pt ounce refined	(R)	5 027	4 540	10,7
Cash operating costs per Pt ounce refined	(US$)	480	527	(8,9)
Cash operating costs per PGM ounce refined	(R)	2 663	2 498	6,6
Cash operating costs per PGM ounce refined	(US$)	254	290	(12,4)
Operating income statement	(R millions)			
Net sales revenue		987,9	833,0	18,6
Operating cost of sales †		(537,8)	(425,3)	26,5
Operating contribution		450,1	407,7	10,4
Operating margin	(%)	45,6	48,9	(6,7)

† Cost of sales excluding other costs

BAFOKENG-RASIMONE PLATINUM MINE

Production statistics and efficiency measures				
Tons broken	(thousands)	2 159	1 256	71,9
Tons milled	(thousands)	2 491	1 892	31,7
Built-up head grade	(g/ton)	4,22	4,42	(4,5)
Immediately available ore reserves	(months)	6,7	7,3	(8,2)
Metres face advance	(per month)	8,9	7,2	23,6

Square metres per employee	(per month)	10,6	7,0	51,4
Square metres per stoping and cleaning employee	(per month)	45,3	29,8	52,0
Tons broken per employee		661	492	34,3
Average number of mine employees		3 267	2 554	27,9
UG2 mined to total output	(%)	13	24	(45,8)
Platinum ounces refined	(thousands)	162,1	130,2	24,5
Refined Pt ounces per employee		49,6	51,0	(2,7)
Profitability and cost statistics				
Net sales revenue per Pt ounce sold	(R)	8 318	7 257	14,6
Operating performance				
Cash-on-mine cost per Pt ounce refined	(R)	4 365	4 142	5,4
Cash-on-mine cost per Pt ounce refined	(US$)	417	481	(13,3)
Cash operating costs per Pt ounce refined	(R)	5 045	4 638	8,8
Cash operating costs per Pt ounce refined	(US$)	481	538	(10,6)
Cash operating costs per PGM ounce refined	(R)	3 127	3 087	1,3
Cash operating costs per PGM ounce refined	(US$)	298	358	(16,8)
Operating income statement	(R millions)			
Net sales revenue		1 358,4	907,1	49,8
Operating cost of sales †		(924,5)	(631,9)	46,3
Operating contribution		433,9	275,2	57,7
Operating margin	(%)	31,9	30,3	5,3

† Cost of sales excluding other costs

RUSTENBURG UG2 PHASE I

PROJECT

The project includes output from the Brakspruit, Bleskop and Paardekraal, as well as the new Waterval shafts, feeding the new 400 ktpm Waterval Concentrator. Milling at the new concentrator commenced in February 2002.

Production statistics and efficiency measures

Tons broken	(thousands)	3 951
Tons milled	(thousands)	3 786
Built-up head grade	(g/ton)	3,24
Immediately available ore reserves	(months)	12,3
Metres face advance	(per month)	54,5
Square metres per employee	(per month)	15,8
Square metres per stoping and cleaning employee	(per month)	41,7
Tons broken per employee		1 155
Average number of mine employees		3 422
UG2 mined to total output	(%)	92
Platinum ounces refined	(thousands)	145,4
Refined Pt ounces per employee		42,5

Profitability and cost statistics

Net sales revenue per Pt ounce sold	(R)	9 030
Operating performance		
Cash-on-mine cost per Pt ounce refined	(R)	5 767
Cash-on-mine cost per Pt ounce refined	(US$)	550
Cash operating costs per Pt ounce refined	(R)	6 415
Cash operating costs per Pt ounce refined	(US$)	612
Cash operating costs per PGM ounce refined	(R)	3 462
Cash operating costs per PGM ounce refined	(US$)	330
Operating income statement	(R millions)	
Net sales revenue		1 306,6
Operating cost of sales †		(855,2)
Operating contribution		451,4
Operating margin	(%)	34,5

† Cost of sales excluding other costs

MODIKWA PLATINUM MINE*

Production statistics and efficiency measures		
Tons broken	(thousands)	459
Tons milled	(thousands)	488
Built-up head grade	(g/ton)	2,52
Immediately available ore reserves	(months)	4,0
Metres face advance	(per month)	11,2
Square metres per employee	(per month)	5,7
Square metres per stoping and cleaning employee	(per month)	18,0

Tons broken per employee		540
Total average number of mine employees		850
UG2 mined to total output	(%)	100
Platinum ounces refined	(thousands)	25,1
Refined Pt ounces per employee		29,5
Profitability and cost statistics		
Net sales revenue per Pt ounce sold	(R)	8 550
Operating performance		
Cash-on-mine cost per Pt ounce refined	(R)	7 179
Cash-on-mine cost per Pt ounce refined	(US$)	685
Cash operating costs per Pt ounce refined	(R)	7 880
Cash operating costs per Pt ounce refined	(US$)	752
Cash operating costs per PGM ounce refined	(R)	3 683
Cash operating costs per PGM ounce refined	(US$)	352
Operating income statement	(R millions)	
Net sales revenue		163,3
Operating cost of sales †		(150,4)
Operating contribution		12,9
Operating margin	(%)	7,9

† Cost of sales excluding other costs

* Represents half of the Modikwa Platinum Mine operation plus the purchase, conversion and sale of 50% of the metals in concentrate

COMMENTARY - 12 months ended December 2002

SAFETY

Under the guidance of the Group's Safety, Health and Environment ("SHE") committee, a sub-committee of the Board, the Group embarked this past year on the most intense and focussed safety programmes in its history. The success of these programmes is evident in a marked reduction in the reported lost-time injury frequency rate per 200 000 hours worked ("LTIFR"), which now stands at 1,2; an improvement of 54% on 2001. Notwithstanding the improvement, the Board regrets to report the death of 26 employees at managed operations during the year. Management will continue to implement and apply all safety programmes in a determined manner.

RESULTS SUMMARY

Refined platinum production for the year of 2,251 million ounces was 6,7 % higher than in the previous year. The bulk of the increase came in the second half of the year when 15,8% more ounces were produced than in the first half.

Gross sales revenue increased as a result of higher sales volumes flowing from the abovementioned increase in production. A lower US dollar price for the basket of metals sold was offset by a weaker average exchange rate over the period. Notwithstanding an increase in the cost of sales for the year, the level of profit achieved by the operations was much the same as for 2001. Profit on metal sales of R9,42 billion declined only marginally from the R9,62 billion achieved in 2001. The weakening of the rand against the US dollar during 2001, and the very weak closing of the rand on 31 December 2001 resulted in translation and revenue repatriation gains in 2001 amounting to R2,44 billion. The much firmer rand at the end of 2002 and its firming trend through the year yielded a translation and revenue repatriation loss of R0,88 billion. This R3,32 billion negative swing is the principal reason for the 29,7% reduction in headline earnings from R8,01 billion in 2001 to R5,63 billion in 2002.

FINANCIAL RESULTS

Gross sales revenue increased by R1,59 billion to R20,29 billion. The increase was the net result of a weaker rand during the year (R3,89 billion increase), an increase in sales volumes following increased production (R1,47 billion increase), offset by a reduction in US dollar revenues for metals sold (R3,77 billion decrease). While the average price for platinum of US$ 544 per ounce was slightly higher than the US$ 526 per ounce achieved in 2001, palladium and rhodium prices achieved were significantly lower at US$ 329 per ounce for palladium (2001: US$ 582) and US$ 831 per ounce for rhodium (2001: US$ 1 610). The US dollar revenue of all metals, expressed per platinum ounce sold, declined 17,4 % to US$ 829 from US$ 1 004 in 2001.

Cost of sales rose by R1,87 billion to R10,13 billion as a combined result of cost increases associated with the existing production base and the increase in production at ramp-up operations.

Costs at steady state operations were well controlled; the cost of sales rose by R0,56 billion, or 7,4 %, to R8,15 billion. It was reported at the interim stage that Potgietersrust was negatively impacted by a low grade ore intrusion, resulting in a very significant reduction in built-up head grade and a 38,0% increase in the cash on-mine cost per refined platinum ounce. Despite this, the

average cash on-mine cost per refined platinum ounce across steady-state operations increased by 9,3%, well below the rate of inflation. This was achieved through stringent cost control, improvements in mining efficiencies and higher concentrator recoveries.

Smelting, treatment and refining costs increased as a result of higher production volumes and the hiring of an additional furnace to treat high chrome slag arising from the increased volume of UG2 smelted. While the hiring of the additional smelter added R112,1 million to costs, causing the cash smelting, treatment and refining cost per refined platinum ounce to rise by 19,1%, the increased production volumes generated by higher metal recoveries contributed revenues which far outweighed these costs.

Including the impact of the lower grade at Potgietersrust and the additional smelting costs, the cash operating cost per refined platinum ounce at steady-state operations ("unit cost") increased by 10,6%, in line with inflation.

The Rustenburg UG2 Phase 1 and Modikwa Platinum projects both commenced operations during the year. Bafokeng-Rasimone increased its production volumes materially, tons milled rising by 31,7%. Together, these operations accounted for R1,31 billion of the increase in the cost of sales. Despite the relatively high unit costs at these operations as they build up to full production, they nevertheless contributed R849,6 million to the profit on metal sales, up from R235,0 million in 2001.

For the first time the Group reflects the cost of purchasing metals in concentrate from joint venture partners. The R121,9 million shown in the income statement relates to the purchase of the African Rainbow Minerals ("ARM") led consortium's share of production from the Modikwa Platinum mine. In 2003 the volume of metal purchased will increase substantially with increased output from Modikwa Platinum and the expected commencement of the Bafokeng-Rasimone Joint Venture.

The increase in the amortisation charge directly reflects the bringing to production of new operating assets.

Gross profit on metal sales fell marginally by 2,0% to R9,42 billion. Net investment income declined by R184,6 million to R155,7 million as a result of lower cash holdings.

CAPITAL EXPENDITURE

Capital expenditure totalled R5,99 billion (2001: R3,59 billion). Of this, expansion capital expenditure was R3,85 billion (2001: R2,47 billion) and expenditure to maintain operations was R2,14 billion (2001: R1,12 billion). The implementation of the Modikwa Platinum Joint Venture with ARM during the period resulted in ARM refunding the Group an amount of R704 million. The refund was in respect of its share of capital expenditure and interest incurred by the Group on ARM's behalf until alternative finance was arranged by ARM. The financing arrangement facilitated the entry of ARM as a Historically Disadvantaged South African ("HDSA") empowerment party in the joint venture.

CASH RESERVES

Cash and cash equivalents declined R4,21 billion to R1,58 billion. Cash generated by operations amounted to R9,61 billion (2001: R12,58 billion). Payments consisted of dividends totalling R5,36 billion, taxation of R3,30 billion and net investing activities of R5,18 billion. Net investing activities include capital expenditure of R 5,99 billion and a R298,3 million investment in Johnson Matthey Fuel Cells Limited. Receipts included ARM's R704 million reimbursement of

its share of expenditure and interest incurred up to the effective date of the Modikwa Platinum Joint Venture.

SHARE BUY-BACK

The Group did not purchase any of its own shares during the twelve months to 31 December 2002.

OPERATIONS

An operating margin of 54,5% was achieved on steady-state operations. **Amandelbult Section** performed solidly. Head grade and concentrator recovery both improved and the unit cost increase was contained to 9,6%. **Lebowa** also performed well in 2002 and raised it's production, head grade and concentrator recovery. Unit costs rose by 10,7%. **Union Section** maintained production levels despite losing shifts associated with the evaluation of a new employee shift system in co-operation with unions and associations. The mine focussed on upgrading infrastructure and increasing available ore reserves. Unit costs rose by 12,1%. **Rustenburg Section's** reported production declined principally as a result of the incorporation of the Brakspruit, Bleskop and Paardekraal shafts in the Rustenburg UG2 Phase 1 project. Costs on the smaller base were well controlled. In the first half of the year **Potgietersrust** was negatively affected by a drop in mill head grade resulting from a low-grade intrusion in the south pit. An accelerated stripping programme, additional production from a new mini-pit and completion of the Ga-Pila village relocation during the year resulted in an increase in available ore reserves by year end, enhancing future mining flexibility. Costs were well controlled; the cash cost per ton mined fell 16,0% compared to 2001. However, the unit cost per refined ounce increased by 43,7% as a result of the lower grade.

The smelting, treatment and refining operations delivered an excellent performance in terms of throughput, recoveries and pipeline stock management during 2002. The hiring of the additional furnace to treat high chrome slag arisings will cease on commissioning of a new slag cleaning furnace in the second quarter of 2003.

NEW MINERALS LEGISLATION AND EMPOWERMENT OF HISTORICALY DISADVANTAGED SOUTH AFRICANS

As a result of difficulties experienced with the Department of Minerals and Energy in processing applications for mining authorisations, the planned build-up of production to a rate of 3,5 million refined platinum ounces by the end of 2006 was delayed. After re-planning a new production profile was announced in November 2002. Providing no further delays are experienced in the processing of applications, an annual production rate equivalent to 3,5 million refined platinum ounces can still be achieved by the end of 2006.

An agreement has been signed with the Department of Minerals and Energy which will both secure the granting of the mining authorisations necessary to achieve the planned build-up and satisfy the requirements of the Mineral and Petroleum Resources Development Act ("Mineral Resources Act") and Broad Based Economic Empowerment Charter ("Charter"). Anglo Platinum looks forward to the speedy and efficient implementation of the terms of this agreement.

Significant progress has been made in including empowerment groupings in new projects and Anglo Platinum is well on the way to meeting the requisite ownership and attributable production requirements as envisaged by the Mineral Resources Act and Charter. The following transactions have been entered into:

- facilitating the purchase of 22,5% of Northam Platinum by Mvelaphanda Platinum;
- a 50:50 joint venture with a consortium led by ARM in respect of the Modikwa Platinum project; and
- a 50:50 joint venture with the Royal Bafokeng Nation in respect of the Bafokeng-Rasimone Platinum Mine and the Styldrift project, now known as the Bafokeng-Rasimone Joint Venture. Certain suspensive conditions remain outstanding.

Negotiations are in progress with prospective HDSA partners in respect of new mines at Paschaskraal, Booysendal and Pandora.

Anglo Platinum has for many years invested heavily in social upliftment programmes, benefitting the communities around its operations. A total of R74,6 million was spent in 2002, mainly on education and health care programs. Regarding health care, the Anglo American has announced that Group companies will make anti-retroviral treatment ("ART") for AIDS available to employees. Anglo Platinum will be providing ART from 1 March 2003.

The Group is furthermore very active in supporting the development of small and medium enterprises, spending a total of R502 million in 2002.

The Group continues to maintain very close contact with government departments at all levels to enable it to timeously discharge the obligations thus far published in terms of the new Mineral Resources Act and Charter.

NEW PROJECTS ANNOUNCED DURING 2002

Anglo Platinum remains committed to the expansion programme to produce at the rate of 3,5 million ounces of refined platinum per year by the end of 2006 in response to projected market demand. The following major projects were announced in 2002:

- Rustenburg Tailings Retreatment: This entails the construction of a concentrator at Rustenburg to treat tailings from dams in the Klipfontein and Waterval areas. Construction has commenced and operations will start in the first half of 2004. By 2006 steady-state production will be achieved at an average annual rate of 120 000 platinum ounces and 38 000 palladium ounces. Capital expenditure is estimated at R1,6 billion in 2003 money terms. The resource base is sufficient to sustain the operation for 15 years at the planned production rate.
- Rustenburg UG2 Phase 2: This replacement project will exploit the UG2 reef at Rustenburg Section using existing infrastructure at the Frank and Townlands shafts, and two new decline shafts at Boschfontein. In addition the recently completed UG2 Waterval concentrator will be expanded to process the additional 400 000 tons per month of UG2 ore. Full production will amount to 306 000 ounces of refined platinum and 167 000 ounces of refined palladium per year. Capital expenditure is estimated at R3,7 billion in 2003 money terms. The project will commence production in the second half of 2004, and reach full production in 2008.

Projects building up to steady state production are:

- Rustenburg UG2 Phase 1: The project consists of a 400 000 tons per month concentrator processing ore from the new Waterval mine as well as the Brakspruit, Bleskop and Paardekraal shafts. Operations commenced in February 2002. The concentrator was successfully commissioned, achieving a rapid build-up in throughput and exceeding design recoveries. The production build-up from the

Waterval mine has been steep, but was slower than expected due to delays in development caused by congestion underground. Stoping widths in the UG2 areas of the Brakspruit, Bleskop and Paardekraal shafts were increased to include the leader seam and reduce the risk of falls of ground, causing a reduction in head grade. Test work has been done to prove methods of improving the mill feed grade, with implementation to take place during 2003. The project added R451,4 million to the Group's operating contribution for the year under review.

- Modikwa Platinum Mine: The concentrator was commissioned in the second half of the year, and achieved the design throughput of 200 000 tons per month in September 2002. Recoveries were better than planned. The initial stoping performance has been pleasing, and the build-up in ounces produced is in line with the very high targets set for this project.
- Bafokeng-Rasimone: The mine continued to increase development and improve mining efficiencies during 2002, despite difficult geological conditions at South Shaft. Tons milled from underground operations were increased by 81,9% to 1,85 million tons. Refined production rose by 24,5% compared to 2001, and the mine added R433,9 million to the Group's operating contribution.
- The Anglo Platinum Converting Process ("ACP") Project, which will set a new benchmark for the control of sulphur emissions, started its commissioning programme in March 2002. Commissioning has progressed well and at year end the new plant was ready to commence matte converting operations. The existing convertors and acid plant will be retained on standby during the construction of the second ACP reactor, which is scheduled to be commissioned during 2004.
- Polokwane Smelter: construction is complete and commissioning of the control system and plant has commenced. The furnace is planned to start producing matte for despatch to the ACP in May 2003.
- Milling at the expanded Mortimer UG2 concentrator at **Union Section** commenced in July 2002 and design throughput was achieved in October 2002.

DOWNSTREAM INVESTMENT

In the second half of the year Anglo Platinum acquired a 17,5% stake in Johnson Matthey Fuel Cells Limited, the fuel cells component subsidiary of Johnson Matthey plc. This investment enables the Group to pursue its strategy of stimulating demand and growing the market for platinum group metals while at the same time sharing in the returns that are expected to arise from the commercialisation of fuel cells.

DIVIDEND

The Board has declared a final cash dividend of 900 cents (2001: 1 100 cents) per ordinary share. This brings the total dividend for the year to 1 800 cents per share, a decrease of 18,2% compared to the 2 200 cents per share declared in 2001 (excluding the special dividend).

The Group's cash flows may vary considerably during the implementation of the balance of the expansion programme. While Anglo Platinum has historically maintained a dividend cover ratio of 1,7 excluding special dividends, this cover ratio may need to be varied.

PROSPECTS

Continuing strong demand has resulted in thin liquidity in the platinum market, with the price firming as a consequence. With growing demand for diesel vehicles, ever-tightening emissions legislation and China's continuing appetite for platinum jewellery, these conditions are expected to continue for 2003.

Despite reduced Russian shipments of palladium, its price has softened considerably. Reduced demand from the electronics sector coupled with the automotive industry's utilisation of inventory weighed heavily on the palladium price over the past twelve months. These conditions are likely to continue, making a sustained palladium price recovery unlikely.

Refined platinum production is planned to increase to 2,4 million ounces in 2003. Consequent on a planned pipeline increase in the first half of the year resulting from increased production levels, the continuing ramp-up of the ACP and the commissioning of the Polokwane Smelter, the bulk of the increase is expected to arise in the second half of the year.

Notwithstanding the planned increase in production, should US dollar metal prices and the rand remain at current levels, then earnings and dividends for 2003 will be lower than those for 2002.

Report of the independent auditors

To the members of

Anglo American Platinum Corporation Limited

We have audited the summarised consolidated preliminary report of Anglo American Platinum Corporation Limited and its subsidiaries, set out on pages 2 to 11 for the year ended 31 December 2002. This preliminary report is the responsibility of the Company's Directors. Our responsibility is to express an opinion on the financial statements based on our audit.

Scope

We conducted our audit in accordance with the Statements of South African Auditing Standards. These standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes:

- examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements,
- assessing the accounting principals used and significant estimates made by management, and
- evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

Audit opinion

In our opinion the preliminary report fairly present, in all material respects, the financial position of the Group at 31 December 2002, and the results of its operations and cash flows for the year then ended, in accordance with the South African Statements of Generally Accepted Accounting Practice and International Financial Reporting Standards, and in the manner required by the Companies Act in South Africa.

Deloitte & Touche

Registered Accountants and Auditors

Chartered Accountants (SA)

Johannesburg

10 February 2003

Declaration of final ordinary dividend (No. 100)

Notice is hereby given that a final dividend of 900 cents per ordinary share, in the currency of the Republic of South Africa, has been declared in respect of the financial year ended 31 December 2002. The dividend is payable to shareholders recorded in the books of the Company at the close of business on Friday 7 March 2003.

The salient dates for the final ordinary dividend are as follows:

Salient Dates for South Africa and United Kingdom	2003
Last day to trade (cum dividend)	Friday, 28 February
First day of trading (ex dividend)	Monday, 3 March

Currency conversion date (for sterling payments from London)	Tuesday, 4 March
Record date	Friday, 7 March
Date of payment	Wednesday, 12 March

Share certificates may not be dematerialised or re-materialised between Monday 3 March 2003 and Friday 7 March 2003, both days inclusive, nor may transfers take place between the South African and United Kingdom share registers during this period.

On Wednesday 12 March 2003, the dividends will be electronically transferred to the bank accounts of all certificated shareholders where this facility is available. Where electronic fund transfer is not available or desired, cheques dated 12 March 2003 will be posted on that date. Shareholders who have dematerialised their share certificates will have their accounts at their CSDP or broker credited on 12 March 2003.

Shareholders registered on the United Kingdom section of the register will be paid the dividends in pounds sterling at the rate of exchange determined on Tuesday 4 March 2003.

A further announcement stating the rand/sterling conversion rate will be released through the relevant South African and United Kingdom news services on Wednesday 5 March 2003.

The dividend is payable subject to the customary conditions which may be inspected at or obtained from the Company's registered Johannesburg office or from its London Secretaries.

By order of the Board

C Mutzuris

Company Secretary

Johannesburg

10 February 2003

Administration

EXECUTIVE DIRECTORS

B E Davison (Chairman and Managing Director),
J A Dreyer, D T G Emmett, B E Ngubane,
R H H van Kerckhoven (Belgian), A I Wood (British)

NON-EXECUTIVE DIRECTORS

L Boyd, M W King, W A Nairn, A J Trahar

INDEPENDENT NON-EXECUTIVE DIRECTORS

T A Wixley (Deputy Chairman), C B Brayshaw, T H Nyasulu

ALTERNATE DIRECTORS

A H Calver (British), J M Halhead (British)
P J V Kinver (British), R Pilkington, C B Sheppard, V P Uren

Company Secretary

C Mutzuris
REGISTERED OFFICE
55 Marshall Street, Johannesburg, 2001
(P.O. Box 62179, Marshalltown, 2107)
Facsimile +27 11 373-5111
Telephone +27 11 373-6111
SOUTH AFRICAN REGISTRARS
Computershare Investor Services Limited,
(Registration No. 1958/003546/06),
70 Marshall Street
Johannesburg, 2001
(P.O. Box 61051, Marshalltown, 2107)
Facsimile +27 11 836-0792/6145
Telephone +27 11 370-7700
LONDON SECRETARIES
Anglo American Services (UK) Limited,
20 Carlton House Terrace, London,
SW1Y 5AN, England
Facsimile +44 207 698-8755
Telephone +44 207 698-8888
UNITED KINGDOM REGISTRARS
Capita IRG plc, Balfour House,
390-398 High Road,
Ilford, Essex IG1 1NQ, England
Facsimile +44 207 478-7717
Telephone +44 207 478-8241

ANGLO AMERICAN

News Release

19 February 2003

Anglo American plc ("Anglo American") responds to publication of scorecard

Anglo American welcomes the publication of the scorecard, which has been the subject of a lengthy period of consultation between the industry and the South African Department of Mineral and Energy Affairs over the last seven months.

Anglo American, through its subsidiaries and associates, believes that a workable solution has been achieved and further believes that its operations are broadly compliant with the objectives set out in the scorecard. In particular, Anglo American has made significant progress towards attaining the 15% equity ownership level through a number of major black economic empowerment initiatives. The attainment of the 26% target in ten years will require further empowerment transactions for value during that period.

Tony Trahar, Chief Executive of Anglo American said, "The publishing of the scorecard is a very significant step towards removing the uncertainty that has existed regarding empowerment targets in the South African mining sector. We will aim to meet the targets set out in the Mining Charter within the specified timeframe. To date Anglo American and its subsidiaries have made significant progress in achieving over $1.8 billion of black empowerment transactions and over $800 million of procurement from black owned businesses. We are fully supportive of the aims to broaden employment equity and HDSA influence and ownership within the mining industry".

For further information:

Anglo American - London
Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American - Johannesburg
Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)

ANGLO AMERICAN

News Release

19 February 2003

Anglo American plc ("Anglo American") responds to publication of scorecard

Anglo American welcomes the publication of the scorecard, which has been the subject of a lengthy period of consultation between the industry and the South African Department of Mineral and Energy Affairs over the last seven months.

Anglo American, through its subsidiaries and associates, believes that a workable solution has been achieved and further believes that its operations are broadly compliant with the objectives set out in the scorecard. In particular, Anglo American has made significant progress towards attaining the 15% equity ownership level through a number of major black economic empowerment initiatives. The attainment of the 26% target in ten years will require further empowerment transactions for value during that period.

Tony Trahar, Chief Executive of Anglo American said, "The publishing of the scorecard is a very significant step towards removing the uncertainty that has existed regarding empowerment targets in the South African mining sector. We will aim to meet the targets set out in the Mining Charter within the specified timeframe. To date Anglo American and its subsidiaries have made significant progress in achieving over $1.8 billion of black empowerment transactions and over $800 million of procurement from black owned businesses. We are fully supportive of the aims to broaden employment equity and HDSA influence and ownership within the mining industry".

For further information:

Anglo American - London

Investor Relations	Media Relations
Nick von Schirnding	Kate Aindow
Tel: +44 207 698 8540	Tel: +44 207 698 8619

Anglo American - Johannesburg

Investor Relations	Media Relations
Anne Dunn	Marion Dixon
Tel: +27 11 638 4730	Tel: +27 11 638 3001

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

Registered office as above. Incorporated in England and Wales under the Companies Act 1985. Registered Number 3564138

ANGLO AMERICAN

News Release

19 February 2003

Anglo American plc ("Anglo American") responds to publication of scorecard

Anglo American welcomes the publication of the scorecard, which has been the subject of a lengthy period of consultation between the industry and the South African Department of Mineral and Energy Affairs over the last seven months.

Anglo American, through its subsidiaries and associates, believes that a workable solution has been achieved and further believes that its operations are broadly compliant with the objectives set out in the scorecard. In particular, Anglo American has made significant progress towards attaining the 15% equity ownership level through a number of major black economic empowerment initiatives. The attainment of the 26% target in ten years will require further empowerment transactions for value during that period.

Tony Trahar, Chief Executive of Anglo American said, "The publishing of the scorecard is a very significant step towards removing the uncertainty that has existed regarding empowerment targets in the South African mining sector. We will aim to meet the targets set out in the Mining Charter within the specified timeframe. To date Anglo American and its subsidiaries have made significant progress in achieving over $1.8 billion of black empowerment transactions and over $800 million of procurement from black owned businesses. We are fully supportive of the aims to broaden employment equity and HDSA influence and ownership within the mining industry".

For further information:

Anglo American - London

Investor Relations	Media Relations
Nick von Schirnding	Kate Aindow
Tel: +44 207 698 8540	Tel: +44 207 698 8619

Anglo American - Johannesburg

Investor Relations	Media Relations
Anne Dunn	Marion Dixon
Tel: +27 11 638 4730	Tel: +27 11 638 3001

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)

ANGLO AMERICAN

News Release

19 February 2003

Anglo American plc ("Anglo American") responds to publication of scorecard

Anglo American welcomes the publication of the scorecard, which has been the subject of a lengthy period of consultation between the industry and the South African Department of Mineral and Energy Affairs over the last seven months.

Anglo American, through its subsidiaries and associates, believes that a workable solution has been achieved and further believes that its operations are broadly compliant with the objectives set out in the scorecard. In particular, Anglo American has made significant progress towards attaining the 15% equity ownership level through a number of major black economic empowerment initiatives. The attainment of the 26% target in ten years will require further empowerment transactions for value during that period.

Tony Trahar, Chief Executive of Anglo American said, "The publishing of the scorecard is a very significant step towards removing the uncertainty that has existed regarding empowerment targets in the South African mining sector. We will aim to meet the targets set out in the Mining Charter within the specified timeframe. To date Anglo American and its subsidiaries have made significant progress in achieving over $1.8 billion of black empowerment transactions and over $800 million of procurement from black owned businesses. We are fully supportive of the aims to broaden employment equity and HDSA influence and ownership within the mining industry".

For further information:

Anglo American - London

Investor Relations	Media Relations
Nick von Schirnding	Kate Aindow
Tel: +44 207 698 8540	Tel: +44 207 698 8619

Anglo American - Johannesburg

Investor Relations	Media Relations
Anne Dunn	Marion Dixon
Tel: +27 11 638 4730	Tel: +27 11 638 3001

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk
Registered office as above. Incorporated in England and Wales under the Companies Act 1985. Registered Number 3564138

ANGLO AMERICAN

News Release

19 February 2003

Anglo American plc ("Anglo American") responds to publication of scorecard

Anglo American welcomes the publication of the scorecard, which has been the subject of a lengthy period of consultation between the industry and the South African Department of Mineral and Energy Affairs over the last seven months.

Anglo American, through its subsidiaries and associates, believes that a workable solution has been achieved and further believes that its operations are broadly compliant with the objectives set out in the scorecard. In particular, Anglo American has made significant progress towards attaining the 15% equity ownership level through a number of major black economic empowerment initiatives. The attainment of the 26% target in ten years will require further empowerment transactions for value during that period.

Tony Trahar, Chief Executive of Anglo American said, "The publishing of the scorecard is a very significant step towards removing the uncertainty that has existed regarding empowerment targets in the South African mining sector. We will aim to meet the targets set out in the Mining Charter within the specified timeframe. To date Anglo American and its subsidiaries have made significant progress in achieving over $1.8 billion of black empowerment transactions and over $800 million of procurement from black owned businesses. We are fully supportive of the aims to broaden employment equity and HDSA influence and ownership within the mining industry".

For further information:

Anglo American - London
Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American - Johannesburg
Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk